Form 40-F
period 2002-12-31
CAMBIOR INC
filed 2003-05-23
CIK 922354

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 12(a) OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.                                            Commission File No. 1-13056

CAMBIOR INC.
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English (if applicable))	Province of Québec, Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable (I.R.S. Employer Identification Number (if applicable))	1111 St. Charles Street West, East Tower, Suite 750 Longueuil, Québec, Canada J4K 5G4 (450) 677-0040 (Address and telephone number of Registrant's principal executive offices)

RL&F Service Corp.
One Rodney Square, 10th Floor
10th and King Streets
Wilmington, DE 19801
Telephone: (302) 651-7642
Attention: Mark J. Gentile
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form                     ☐ Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

December 31, 2002: 160,167,013

        Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                     No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                     No ☐

Material included in this Form 40-F:

  1.
  Annual Information Form for the year ended December 31, 2002;

  2.
  Management's Discussion and Analysis of financial condition and results of operation included in the Annual Report for the year ended December 31, 2002;

  3.
  Audited Consolidated Financial Statements for the year ended December 31, 2002 together with the Auditors' report thereon;

  4.
  Information Circular provided in connection with the solicitation of proxies by the management of Cambior Inc. for use at the Annual General Meeting of Shareholders held on May 9, 2003.

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

The design of any system of controls and procedures is based in art upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

        Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Item 2. Consent to Service of Process.

        Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on April 26, 1994.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant Cambior Inc.

By /s/ LUCIE DESJARDINS Lucie Desjardins Corporate Secretary

Date May 22, 2003

CERTIFICATIONS

        I, Louis P. Gignac, certify that:

1.
I have reviewed this annual report on From 40-F of Cambior Inc. (the "Company");

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
/s/ LOUIS P. GIGNAC Louis P. Gignac President and Chief Executive Officer Cambior Inc.

I, Bryan A. Coates, certify that:

1.
I have reviewed this annual report on From 40-F of Cambior Inc. (the "Company");

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
/s/ BRYAN A. COATES Bryan A. Coates Vice President, Finance and Chief Financial Officer Cambior Inc.

May 20, 2003

ANNUAL INFORMATION FORM

2002

CAMBIOR INC.

ITEM VI	MANAGEMENT'S DISCUSSION AND ANALYSIS	62
ITEM VII	MARKET FOR SECURITIES	62
ITEM VIII	DIRECTORS AND OFFICERS	63
ITEM IX	ADDITIONAL INFORMATION	66

List of Maps and Tables

Figure 1. Cambior's Corporate Structure	7
Figure 2. Cambior's Mines and Projects — Location	8

Explanatory Notes:

  1.
  All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.

  2.
  Production results are in metric units, unless otherwise indicated.

  3.
  Cambior Inc. carries on business in Canada. The subsidiaries of Cambior Inc. carry on business in Canada and elsewhere. In this Annual Information Form, the words "Company" and "Cambior" are used interchangeably and in each case refer, as the context may require, to all or any of Cambior Inc. and its subsidiaries.

Special Note Regarding Forward-looking Statements

        This Annual Information Form contains or incorporates by reference certain information that may constitute "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact set forth herein, including, without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

        Forward-looking statements, which involve assumptions and describe the Company's future plans, strategies and expectations are generally identifiable by use of the words "may", "will", "should", "expect", "anticipate", "estimate", "believe", "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

        The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; liability under environmental legislation; uncertainties in mining reserves and mineral resources, competition for mining properties with Canadian and foreign companies that may have substantially greater financial and other resources; material fluctuations in metal prices; foreign currency fluctuations; risks involved with investments in developing countries including stability of legislation and policy, unilateral revocation of mining rights and political instability; federal, state and provincial legislation governing the acquisition and ownership of mining rights, mining duties, income taxes, labor, health, safety standards, exports and other related matters. Such risks and uncertainties are more particularly described in section 4 of Item III below and, as regards specific assets, projects or activities, in the relevant portions of this Annual Information Form.

        Any forward-looking statement speaks only of the date on which it is made and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict which factor will arise.

Glossary

Mining Terms

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (CIL) process: a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

Carbon-in-pulp (CIP) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as it passes through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the ground without reduction due to mining loss or dilution.

Converter: a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

Counter-parties: the persons that the Company has entered into hedging transactions with and include the Company's lenders.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the calculation of mineral reserves in a given deposit.

Deferred development: development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

Deferred stripping: additional waste mining in excess of the average stripping ratio for some period of time during the mine plan in an open-pit operation. Costs related to this additional waste mining are capitalized when occurring and charged back to operating costs when waste mining is less than the average stripping ratio.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

Grade: the relative quantity or percentage of metal or mineral content.

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

Reclamation: operation consisting of restoring a mining site to a satisfactory condition.

Recovery: the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Stope: the underground excavation from which the orebody is extracted.

Stoping: the process of mining the orebody.

Stripping: the process of removing overburden or waste rock to expose ore.

Strip ratio: ratio of waste to ore in an open pit operation.

Tailings: the material that remains after all metals or minerals considered economic have been removed from ore during milling.

Tailings pond: a containment area used to deposit tailings from milling.

Financial Terms

AMEX or NASDAQ-AMEX: American Stock Exchange.

Call option: option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

Depreciation: the amortization of costs over the life of an asset, including depreciation of physical assets, depletion of mining properties and amortization of developments costs.

Direct mining cost: the average cost of producing an ounce of gold at the mine, excluding stripping costs, refining and transportation costs and by-product credits.

EBITDA: earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain/loss and others and writedown of assets.

Forward sales: the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

LIBOR: the prime interest rate per annum at which deposits in U.S. dollars are loaned by banks in the London interbank market.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

Margin call: call for margin deposit as security for the counter-party.

Mark-to-market valuation: the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate and rate of interest.

Mine operating cost: the average cost of producing an ounce of gold. Includes deferred stripping costs, refining and transportation costs and by-product credits less royalties, depreciation and reclamation.

Prepaid gold forward sales agreement: an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Variable volume forward: a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

Volatility: propensity for variability: a market or share is volatile when it records rapid variations.

Conversion Table

METRIC SYSTEM		IMPERIAL SYSTEM
1 metre (m)	=	3.2808 feet (ft)
1 kilometre (km)	=	0.6214 mile (mi)
1 square kilometre (km2)	=	0.3861 square mile (mi2)
1 gram (g)	=	0.0322 troy ounce (oz)
1 kilogram (kg)	=	2.2046 pounds (lbs)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)
SYMBOLS USED
Ag	=	silver
Au	=	gold
Cu	=	copper
FeNb	=	ferroniobium
Nb2O5	=	niobium pentoxide

Item I    Name and Incorporation

        The Company was incorporated on November 7, 1973 under the name "Niobec Inc." and was continued under Part IA of the Companies Act (Québec) pursuant to a certificate of continuance dated November 29, 1985. At the time of its continuance, the Company amended its articles to enable itself to issue shares to the public. The Company's articles were again amended on March 14, 1986 to change its name to "Cambior Inc.".

        Cambior's articles were restated on January 1, 1988 when the Company amalgamated with Rouanda Mines Inc., a wholly-owned subsidiary of Cambior, itself a product of the amalgamation between Aiguebelle Resources Inc. and another wholly-owned Cambior subsidiary. The Company's articles were again restated on January 1, 1994 when Cambior amalgamated with VSM Exploration Inc., a wholly-owned Cambior subsidiary acquired through private purchases followed by an insider bid.

        The Company's registered office is located at 1075, 3rd Avenue East, Val-d'Or, Québec, Canada, J9P 6M1, and its executive office at 1111 St. Charles Street West, East Tower, Suite 750, Longueuil, Québec, Canada, J4K 5G4.

Item II    Intercorporate Relationships

        Cambior Inc. owns all of its main Canadian assets directly and serves as the holding company for the other companies in the group. A diagram featuring Cambior's main assets and privately-held subsidiaries (with the jurisdiction of incorporation for each of them shown in brackets under its name) is set forth on page 7. All shares held by Cambior in these subsidiaries are voting shares, except for the Class III non-voting Preference Shares of OMGL (as defined below) which Cambior owns in totality. The location of Cambior's principal assets is illustrated on the page following the diagram.

        OMAI Gold Mines Limited ("OGML"), a 95%-owned subsidiary of Cambior, was incorporated on August 15, 1991 pursuant to the Companies Act of the Co-operative Republic of Guyana ("Guyana"), and continued on February 3, 1997 under section 339 of the Companies Act 1991 (Guyana). OGML holds the mining rights and the assets comprising the Omai mine and manages operations thereat. More detailed information on this subsidiary and the Omai mine is given in subsection 4.1.1 of Item IV below. OGML's registered office is at 176-D, Middle Street, Cummingsburg, P.O. Box 12249, Georgetown, Guyana.

        Rosebel Gold Mines N.V. ("RGM"), a wholly-owned subsidiary(1) of Cambior, was incorporated on May 8, 2002 pursuant to the Commercial Code of Suriname. RGM holds the mining rights and assets comprising the Rosebel project and manages operations thereat. More detailed information on this subsidiary and the Rosebel property is given in subsection 4.1.2 of item IV below. RGM's registered office is at Heerenstraat NR8, Paramaribo, Suriname.

(1)
Upon commencement of commercial production at Rosebel, the Government of Suriname will hold a 5% carried participation in the share capital of RGM and redeemable shares for $2 million.

        On August 13, 1991, Cambior USA, Inc. ("Cambior USA"), a wholly-owned subsidiary of Cambior, acquired Carlota Copper Company. More detailed information on this subsidiary's principal asset, the Carlota project, is given in 4.1 of Item IV below.

        Cambior also holds interests, and options to earn direct or indirect interests in exploration and development properties located in Peru. Cambior holds such interests primarily through its wholly-owned subsidiary, Sociedad Minera Cambior Peru S.A., which has its office at Ave. José Casimiro Ulloa No. 312, Urb. San Antonio, Miraflores, Lima 18, Peru. More detailed information on Peruvian exploration properties is given in subsection 4.3.1 of Item IV below.

Cambior's Corporate Structure

[CHART]

(1)
Notwithstanding minority interests in OGML, the Company's accounts for its investment on a fully consolidated basis and reports 100% of production due to OGML's capital structure and the rules governing cash flow distribution.

(2)
Upon commencement of commercial production at Rosebel, the Government of Suriname will hold a 5% carried participation in the share capital of RGM and redeemable shares for $2 million.

Cambior's Mines and Projects — Location

[MAP]

(1)
Notwithstanding minority interests in OGML, Cambior accounts for its investment on a fully consolidated basis and reports 100% of production due to OGML's capital structure and the rules governing cash flow distribution.

(2)
Upon commencement of commercial production at Rosebel, the Government of Suriname will hold a 5% carried participation in the share capital of RGM and redeemable shares for $2 million, reducing.

Item III    General Development of the Business

1.    Three-Year History

1.1    2000

        In 2002, the Company was essentially pursuing a financial restructuring program to reimburse its facility amounting to $212 million. The restructuring program included asset sales, private placements, advance sale of gold output, and a new credit facility.

        On January 17, 2000, Aur Resources Inc. announced its intention to make an unsolicited take-over bid for all of the Company's shares outstanding and, on March 6, 2000, announced its withdrawal to pursue another transaction.

        On May 5, 2000, Cambior concluded a $5 million private placement with Jipangu Inc. ("Jipangu"), a privately-held Japanese company focused on the gold sector. The proceeds were applied to reduce Cambior's obligations to its hedge counter-parties and its lenders (collectively the "Financial Creditors"). The Company was advised that Jipangu's strategy is to acquire direct interests in gold mining assets, gold project financings and substantial equity positions in gold mining and exploration companies.

        On May 8, 2000, Cambior sold its wholly-owned subsidiary Cambior de Mexico, S.A. de C.V. ("Cambior Mexico") to Glamis Gold Ltd. for net cash proceeds of $9.5 million applied to reduce Cambior's obligations to the Financial Creditors. Cambior Mexico's assets included principally a 50% interest in the Cerro San Pedro gold and silver project located in San Luis Potosi, Mexico.

        On May 17, 2000, Cambior sold the Bouchard-Hébert and Langlois polymetallic (mainly zinc) mines located in the Abitibi region of Northwestern Québec, Canada, to Breakwater Resources Ltd. for a cash consideration of $42 million.

        On June 30, 2000, Cambior closed mortgage loans on its 50% interest in the Niobec mine for an aggregate of $13 million from Jipangu (as to $10 million) and a financial institution. The proceeds of these loans, together with a portion of Cambior's available cash, enabled the Company to meet its $75 million repayment obligation to its Financial Creditors by June 30, 2000.

        On December 8, 2000, Cambior sold its indirect 100% interest in the La Granja copper project in northern Peru to a wholly-owned subsidiary of Billiton Plc, for a consideration of $35 million. All proceeds therefrom were entirely applied to reduce Cambior's indebtedness to its Financial Creditors.

1.2    2001

        On January 12, 2001, Cambior simultaneously closed an amended and restated restructuring agreement, a second amended and restated $65 million credit facility agreement and a $55 million prepaid gold forward sale agreement (collectively, the "2001 Agreements"). The aggregate proceeds of the 2001 Agreements, which replaced and superseded the credit agreements entered into on December 22, 1999, were used to refinance Cambior's remaining bank debt (and to repay the $3 million mortgage loan with a financial institution on its Niobec interest, in full).

        The $65 million five-year credit facility concluded with a banking syndicate led jointly by J.P. Morgan Chase Canada and the Bank of Nova Scotia and including the National Bank of Canada and Société Générale (collectively, the "2001 Financial Creditors"), consisted of a $55 million non-revolving term loan and a $10 million revolving credit facility. This $65 million credit facility contained certain covenants relating to gold hedging (reference is made to section 6.1 of Item IV). As part of this transaction, Cambior issued to the banking syndicate, 1.3 million warrants to purchase common shares at Cdn $0.56 per share, exercisable at any time on or before December 31, 2005.

        The $55 million prepaid gold forward sale concluded with Crédit Suisse First Boston provides that 233,637 ounces of gold shall be delivered in equal instalments on the last business day of each month from July 2001 to December 2005.

        On January 18, 2001, Cambior closed a $6.3 million private placement with Jipangu which subscribed 15 million common shares at a price of $0.42 per share. Proceeds were used to reduce Jipangu's mortgage loan in respect of Cambior's 50% interest in the Niobec mine, to $3.7 million. The balance of this loan was entirely repaid in late September 2001 with a $3.7 million private placement whereby Jipangu subscribed for 6,491,228 common shares at a price of $0.57 each.

        On September 28, 2001, the Company sold its 50% interest in the El Pachón copper project located in Argentina to a wholly-owned subsidiary of Noranda Inc. The Company received $13 million at closing and will receive $2 million no later than four years from closing. The $13 million cash proceeds were applied to reduce indebtedness under the 2001 Agreements and pay related fees. The El Pach n sale concluded the financial restructuring program which was undertaken by the Company in late 1999.

        On October 26, 2001, the Company agreed with Golden Star Resources Ltd. ("Golden Star") to acquire Golden Star's 50% interest in the Rosebel property located in Suriname, and to complete additional transactions in the Guiana Shield. The Company concluded simultaneously an agreement with Jipangu for a Cdn $5.8 million private placement and received Cdn $3.4 million from the exercise by Jipangu of 2.1 million previously issued common share purchase warrants.

        Golden Star agreed to sell its interest in Rosebel for a cash consideration of $8 million and a gold price participation right on future production from Rosebel. The gold price participation will confer upon Golden Star the right to receive a quarterly payment of an amount equal to 10% of the excess, if any, of the average quarterly market price above $300/oz for gold production from Rosebel's soft and transitional ore and above $350/oz from Rosebel's hard ore up to a maximum of 7 million ounces produced. In addition to the Rosebel transaction:

  •
  the Company has agreed to transfer to Golden Star its rights in French Guiana exploration properties;

  •
  Golden Star has agreed to transfer its rights in the exploration properties adjacent to the Rosebel property (Headley's Reef and Thunder Mountain) to Cambior; and

  •
  the Company will receive all of Golden Star's OGML shares in consideration of the assumption by the Company of a loan made to Golden Star by OGML and all other liabilities associated with OGML.

        The subscription agreement concluded with Jipangu provided for the issue of 4,950,000 units at a price of Cdn $1.17 per unit, each unit consisting of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 until November 30, 2002. The principal terms of the subscription agreement are as follows:

  •
  Jipangu shall use its best efforts to provide, directly or indirectly, non-recourse financing of $50 million to the Company for Rosebel's construction and development;

  •
  Jipangu shall not acquire, directly or indirectly more than 45% of the total issued and outstanding common shares of the Company;

  •
  Jipangu shall, in the event of a third party cash take-over bid for all common shares of Cambior, either (i) tender its shares to such bid provided that the Company's board of directors is so recommending, or (ii) make a superior offer to all shareholders;

  •
  if Jipangu wishes to dispose of more than 10% of Cambior's outstanding shares, it shall, if requested by the Company and for a six-month period, proceed through an underwritten secondary offering or otherwise in an orderly manner; and

  •
  Jipangu shall be entitled to propose such number of nominees for election at the Company's board of directors that will be proportionate to its shareholdings but up to a maximum of four nominees (two of which being unrelated to Jipangu).

        This private placement closed on December 12, 2001. During that month, the Company filed a mineral reserves report on Rosebel pursuant to National Instrument 43-101 for mining projects. Said report establishes that Rosebel's probable mineral reserves, calculated at $300 per ounce of gold, stand at 25.2 million tonnes at an average grade of 1.7 g Au/t, representing 1.3 million ounces of gold contained.

1.3    2002

        On January 10, 2002, the Company and the Government of Suriname agreed to new business conditions and modifications to the terms of the 1994 Mineral Agreement governing the development and operation of the Rosebel project. In essence, the Company obtained:

  •
  the Government's unconditional commitment to grant a Right of Exploitation after its approval of a feasibility study;

  •
  the relinquishing by a state-owned Surinamese company, of its options to purchase up to a 40% interest in the Rosebel project; in return, the Government will hold a 5% carried interest in the share capital of RGM to be granted upon commencement of commercial production; and

  •
  the availability of power (8 Mega Watts of average power and 12 Mega Watts for peak power) at a base cost of 3¢ per kWh when the quarterly market price of gold is under $310 per ounce (increasing gradually to a maximum of 7¢ per kWh if the price of gold is in excess of $375 per ounce).

        On February 27, 2002, Cambior completed a private placement of 21,346,154 special warrants for gross proceeds of Cdn $27,750,000. Each special warrant issued at Cdn $1.30 entitled its holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable at a price of Cdn $1.70 until February 27, 2003. Net proceeds were added to working capital. The issue of shares and warrants underlying the special warrants, was qualified by a final short form prospectus dated March 12, 2002.

        On May 10, 2002, RGM was formally incorporated.

        On May 16, 2002, the Company completed a public offering of 27,272,728 units ("Units") for gross proceeds to the Company of $38,595,000 (Cdn $60 million). Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of Cdn $3.00 up until November 24, 2003.

        As agreed under the underwriting agreement, the Company used 50% of the gross proceeds of the Units offering to repay, in part, indebtedness under the 2001 Agreements. The balance of the net proceeds were added to the working capital of the Company for general corporate purposes. Furthermore, Cambior undertook, under the underwriting agreement, to use its reasonable best efforts to negotiate reduced hedge requirements under the 2001 Agreements.

        On May 16, 2002, the Company acquired all of Golden Star's remaining 50% interest in the Rosebel project located in Suriname, to own a 100% interest therein, and also acquired all of Golden Star's shares in OGML. Additional information on the Rosebel transaction is provided above under section 1.2 of Item III.

        In June 2002, the Company successfully renegotiated its mandatory hedging requirement under the 2001 Agreements. The 2001 Financial Creditors agreed to reduce the hedge requirement from 70% to 35% of the Company's production from its existing gold mines until 2005, and also agreed not to subject any new gold production of the Company during the Loan Life (as defined in the 2001 Agreements) to mandatory hedging requirements.

        On November 28, 2002, the Company issued 4,950,000 common shares to Jipangu following the exercise of an equivalent number of warrants for aggregate exercise proceeds of $4,123,350. The warrants were previously issued as described hereinabove under section 1.2 of Item III.

        On December 18, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel project from the Government of Suriname. Such grant followed the Government's approval of the feasibility study and the environment impact assessment, which were completed during the third quarter of 2002. In addition, the Council of Ministers of Suriname ratified an amendment to the 1994 Mineral Agreement which sets forth the business terms for the development and operation of the Rosebel project. The amendments include, among other things, the relinquishing by a state-owned Surinamese company of its options to purchase up to a 40% interest in the Rosebel project in return for the Government holding, upon commencement of commercial production at Rosebel, a 5% carried participation in the share capital of RGM and redeemable shares for $2 million.

1.4    Current Year 2003

        On January 25, 2003, an official groundbreaking ceremony was held on the Rosebel property. Over 700 people were in attendance including the President of Suriname, His Excellency Ronald Venetiaan.

        On January 29, 2003, Cancor Mines Inc. ("Cancor") granted an option to the Company to acquire 50% of Cancor's interest in the Gemini-Turgeon project located in northwestern Québec, by incurring Cdn $2,5 million on exploration over the next six years.

        On February 7, 2003, Cambior closed a third amended and restated $65 million credit facility agreement (the "2003 Credit Facility"). The initial drawdown of $22 million was used to repay the $22 million balance owing under the second amended and restated credit facility agreement (the "2001 Credit Facility"). The remainder of the 2003 Credit Facility will be used to finance the construction and development of the Rosebel project. The 2003 Credit Facility was entered into with a banking syndicate led by the Bank of Nova Scotia and including Standard Bank London Limited (as syndication agent), the National Bank of Canada, Société Générale, NM Rothschild & Sons Limited and HSBC Bank USA (collectively, the "2003 Financial Creditors"). The 2003 Credit Facility which replaces and supersedes the 2001 Credit Facility consists of a $55 million non-revolving term loan and a $10 million revolving credit facility maturing on December 31, 2007. The 2003 Credit Facility contains certain covenants relating to gold hedging; detailed information on such covenants is provided below under section 6.1 of Item IV.

        On February 27, 2003, the Company received Cdn $17.1 million from the exercise of warrants previously issued in February 2002. From the proceeds of this exercise, an amount of $5 million was used to reduce Cambior's indebtedness under the 2003 Credit Facility, with the remainder added to working capital.

        On March 18, 2003, the Company and Aurizon Mines Ltd. ("Aurizon"), its joint-venture partner in the Sleeping Giant mine announced the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters. The total investment will be in the order of Cdn $7 million incurred between the first quarter of 2003 and the third quarter of 2004. The decision to proceed was made given the results of a significant deep drilling program that began in 2001 and allowed the discovery of new mineralized zones.

        During the first quarter of 2003, the Company announced that it owned, through a wholly-owned subsidiary, 9.3% of the outstanding common stock of Aurizon, computed in accordance with Rule 13d-3(d) under the Securities and Exchange Act of 1934.

        The highlights of the Company's first quarter include: gold production of 133,900 ounces and revenues of $45.6 million; mine operating costs impacted by high fuel prices, hoist breakdown at Doyon and stronger Canadian dollar; cash flow from operating activities of $0.5 million; net loss of $2.3 million (1¢ per share); reduction of the hedge book by 24% or 313,000 ounces as part of hedge reduction program; and 10.5 million warrants exercised for Cdn $17.8 million.

        On April 14, 2003, the Company announced the resumption of activities at the Doyon mine after a slowdown of its activities as a result of the breakdown of the production hoist which had occurred 6 weeks earlier. The impact on operations was minimal.

        On April 17, 2003, the Company announced the resumption of mining activities at the Omai mine after the reopening of the access road at the town of Linden which had been blocked days earlier by protesters reacting to power outage and a shortage of water supply in the Linden community. The temporary suspension of activities at the Omai mine did not have a material impact on its overall production.

2.    Significant Acquisitions and Dispositions

        During the year 2002, the Company did not complete any significant acquisition or disposition within the meaning of National Instrument 44-101.

3.    Trends

        It is expected that the worldwide gold production will continue to decrease in the short and medium term. This decrease, the significant reduction in hedging by producers and low real interest rates are all positive fundamental factors that support a sustained increase in the gold price. Continued weakness in the US dollar due to combined commercial, current account and fiscal deficits and a slowed economy also support the current price of gold. Consolidation among the senior and intermediate gold producers, which began a few years ago, is expected to continue in 2003.

        During 2003, the Company will continue to focus on its three main priorities: creation of financial capacity while reducing its financial obligations, investment in high return projects and appreciation of Cambior's share price to reflect its net asset value. The key objectives for 2003 are:

  •
  improve safety record and maintain strong environmental performance;

  •
  produce 522,000 ounces of gold at a direct mining cost of $227 per ounce and maintain similar ferroniobium sales from the Niobec mine as in 2002;

  •
  complete the Rosebel construction on time and on budget to ensure commencement of commercial production in the first quarter of 2004;

  •
  reduce the hedge book to 800,000 ounces of gold by the end of 2003;

  •
  continue the search for additional mineral reserves and resources at or near operating sites;

  •
  acquire deposits that are near the development stage or operating mines; and

  •
  enhance awareness of the Company in the investment community and promote Cambior as an attractive investment.

4.    Risk Factors

        By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. The Company assesses and seeks to manage these risks by applying high operating standards, including careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and purchasing insurance policies. READERS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW.

4.1    Mining Industry and Mining Projects

        Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies, obtention of necessary governmental permits and securing necessary financing. The economic feasibility of such development projects is based on many factors such as estimation of reserves, metallurgical recoveries, future metal prices, and capital and operating costs of such projects.

        Exploration and development of mineral deposits thus involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. In fact, a mine must generate sufficient revenues to offset operating and development costs such as: the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the replacement of current reserves with new reserves.

        Cambior is subject to risks and hazards inherent to the mining industry, including fluctuations in metal prices, costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment, availability of economic sources of energy and adequacy of water supply, adequate access to the site, unanticipated transportation costs, delays and repair costs resulting from equipment failure, changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands), and industrial accidents and labor actions or unrest.

        The occurrence of any of these factors could materially and adversely affect the development of a project and as a result materially adversely affect Cambior's business, financial condition, results of operations and cash flow. Cambior is also subject, through its activities, to risks normally encountered in mining operations. Mining and processing of ore comprise risks and hazards such as environmental hazards, including discharge of pollutants or hazardous chemicals, unanticipated grade and tonnage of ore to be mined and processed, unusual or unexpected adverse geological or geotechnical formation, or unusual or unexpected adverse operating conditions, dangerous work entailing slope failure, rock bursts, cave-ins, failure of pit walls or dams, fire, and natural phenomena and "acts of God" such as inclement weather conditions, floods, earthquakes and other hazards.

        These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Cambior may incur liability as a result of pollution and other casualties, and may not be able to insure fully or at all against such risks, due to political reasons, unavailability of coverage in the market place or other reasons, or may decide not to insure against such risks as a result of high premiums or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on Cambior's financial position.

4.2    Competition

        The Company is in competition with other mining companies for the acquisition of interests in precious and base metal mining properties. In the pursuit of such acquisition opportunities, Cambior competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although Cambior has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

        Cambior and its joint venture partner in the Niobec mine are the only producers of niobium in North America. They compete on a worldwide basis, against major producers of niobium for the sale of the mine's output. Companhia Brasilera de Metalurgia e Mineraçâo ("CBMM") is the world's largest producer of niobium.

4.3    Sale of Production and Mineral Reserves

        The Company based its mineral reserve estimates as at December 31, 2002 on a $325 per-ounce gold price. A sensitivity analysis using a gold price of $300 per ounce indicates that the Company's overall proven and probable reserves for the current gold operations would be 1% less. The impact of a $300 gold price on the Rosebel project would be a reduction of 10% of its probable reserves. More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV. Should the price of gold fall below $300 per ounce, some mineral reserves may become uneconomic. In the event of a sustained, significant drop in the gold price, the Company may be required to re-evaluate its assets.

        There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond Cambior's control. The estimation of mineral reserves is a complex process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates.

        From the second half of 1996 to April 2001, and except for a short-lived surge in late September and October of 1999, there has been a continued decline in world gold prices. Commencing approximately in May 2001, gold price progressively recovered to reach and remain above $300 per ounce, reaching $380 per ounce in February 2003.

        The Company derives almost all of its revenues and earnings from the sale of gold and niobium. The gold price is subject to fluctuations resulting from factors beyond the Company's control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales.

        As required by the Company's debt covenants, Cambior maintains a revenue protection program to secure minimum cash flow to cover its operating cost and meet its financial obligations. This program impacts on the price that the Company realizes on the sale of gold. More detailed information the Company's hedging program, is provided below under section 6.1 of Item IV.

        A significant part of the annual production from the Niobec mine is sold under the terms of commercial contracts with third party purchasers. However, these purchasers are not bound to purchase and take delivery of all of Niobec's production under the terms of these contracts and there can be no assurance that these contracts will be renewed upon their expiry or that Cambior will be able to enter into agreements with other purchasers in the event that the existing contracts are not renewed. In 2002, Niobium consumption grew moderately despite flat steel production, due to an increase in the amount of niobium used in steel production and special alloys. Cambior and its joint venture partner in the Niobec mine participated in the market expansion and estimate that they have maintained their targeted 13 to 15% share of the worldwide supply.

4.4    Currencies

        Most of the Company's activities are in Canada and the Guiana Shield. Fluctuations in the Canadian currency have an important impact on cash flows from the Company's operations as the proceeds of metal sales are in US dollars while over 50% of operating costs are in Canadian dollars. Thus, any significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining metal prices entails an adverse effect on Cambior's earnings. Changes in the local Guyanese and Surinamese currencies have little impact on cash flow from the Company's operations as most disbursements for the Omai mine and the Rosebel project are quoted in US dollars.

        In order to protect itself from fluctuations in the Canadian dollar, the Company holds hedging contracts for an amount of $143 million at December 31, 2002 at an average rate of $1.00 = Cdn $1.5723. During the first quarter of 2003, the Company has reduced said hedging contracts by more than $108 million.

4.5    Foreign Activities

        A significant portion of Cambior's production and reserves comes from the Omai mine and Rosebel project in Guyana and Suriname, respectively. Accordingly, risks associated with conducting business in said countries are material for Cambior. More particularly, Cambior's investments in OGML and RGM and in projects in other countries are subject to the usual risks involved with any investment in developing countries which include, but are not limited to, risks relating to stability of legislation and policy, repatriation of capital and profits, expropriation, reliability of title to mining and other properties, unilateral revocation of mining rights with or without cause, political instability, economic hardship, local currency devaluation and others. Cambior cannot fully eliminate these risks.

        Cambior has, in the context of the Rosebel project, obtained foreign investment insurance from a syndicate of insurers, including Export Development Canada (formally Export Development Corporation") ("EDC"), an agency of the Government of Canada. As at January 30, 2003, the foreign investment insurance that was subscribed also included coverage with respect to Cambior's activities in Guyana and Peru. This type of insurance typically covers the following risks:

  •
  Non-transfer of funds: restriction or blockage of funds by a foreign government or a foreign government agency, making it impossible for a corporation to repatriate its investment from the foreign country.

  •
  Expropriation: actions by a foreign government that would have the effect of an expropriation by interfering with the exercise of fundamental rights accruing from a corporation's investment in the foreign country, including the corporation's right to export its goods from the foreign country, or by rendering impossible either the use or disposition of the corporation's assets, or the conduct of regular business activities by the corporation in the foreign country.

  •
  War, revolution and insurrection: damage, destruction or loss of tangible property of the corporation resulting from war, riot, insurrection, revolution, rebellion, sabotage or other similar politically motivated hostile acts in the foreign country. Coverage is also provided for loss of use of the corporation's facilities for a certain period of time as a direct result of the above-mentioned circumstances.

        In all the above indicated countries, Cambior must comply with mining laws governing exploration, mining, processing and marketing of minerals, as well as mineral agreements in some cases. These laws are generally similar in effect to comparable laws in North American jurisdictions. Non-compliance with these standards and agreements may entail fines for Cambior or the suspension or cancellation of operating permits. Cambior believes that it is in substantial compliance with all legislation, regulations and administrative standards applicable to its activities.

        In Suriname, the Company has taken measures to prevent illegal miners from working on or around the Rosebel property. While such measures cannot totally and permanently eliminate such illegal activities, they have minimized the impact thereof in a satisfactory manner thus far.

        In the event of a dispute arising at our foreign operations, Cambior may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cambior may also be hindered or prevented from enforcing its rights with respect to a governmental entity because of the doctrine of sovereign immunity. However, the Mineral Agreements which apply to OGML and RGM stipulate that any disagreement between the parties thereto shall be submitted to international arbitration.

        Many of the same types of foreign investment and foreign business risks prevail in other countries. There can be no assurance that foreign investment insurance coverage will be available to or subscribed by Cambior in relation to future investments in the above indicated countries or in other countries where Cambior may invest.

4.6    Insurance and Mining Activities

        Cambior carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. The property damage insurance policies include coverage for business interruption resulting from an insured loss.

        Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure. The Company believes that it has taken adequate precautions to minimize the risk of environmental pollution.

        Underground mining is generally subject to certain types of risks and hazards, including unusual or unexpected rock formations, underground cave-ins, pressures and other conditions. Open-pit mining is also generally subject to various types of risks and hazards, the greatest being pit wall failure.

4.7    Compliance with Environmental Regulations

        New or expanded environmental regulations, if adopted, could affect Cambior's projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such events would materially and adversely affect Cambior's business, financial condition, results of operations and cash flows.

4.8    Litigation

        The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income tax and mining duty assessments for some years. The Company believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will not have material adverse effect on the Company's financial condition, but might be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period.

Item IV    Narrative Description of the Business

1.     Mining Activities — Process(2)

        Cambior is involved primarily in mining and exploring for gold and, to a lesser extent, other metals and minerals from deposits and properties located in the Americas. In that respect, Cambior pursues more particularly the following activities:

  •
  exploration for and delineation of mineral deposits;

  •
  development and pre-production of deposits;

  •
  construction of facilities required for mining;

  •
  underground and open pit mining of ore;

  •
  ore milling and concentrating to produce a commercial product; and

  •
  marketing of minerals, metals and concentrates.

        Mineral projects are different from other types of industrial projects because of the problems and opportunities that arise from working with the geological environment. There are four special features of mineral projects in this respect. Mineral deposits are:

  •
  initially unknown;

  •
  fixed in size;

  •
  variable in quality; and

  •
  fixed in location.

        The role of the mineral sector is to find, delineate and develop economic mineral deposits, and then to extract the valuable mineral commodities they contain for the benefit of society. The process of attaining economic production of minerals consists of a multistage series of activities by which minerals are converted from unknown geological resources to marketable commodities. The mineral supply process consists of three main phases: exploration, development and production.

        The physical occurrence of mineral deposits in nature and the demand for mineral commodities in the economy provide the basic stimulus for mineral supply. Favourable perceptions of exploration geologists and market researchers regarding these geological and market factors combine to guide the selection of environments for exploration.

(2)
Text on pages 21 and 22 describing the mineral supply process is adapted from the Basics of Mining Modular Course provided by the Department of Mining and Metallurgical Engineering, McGill University, Montreal, Québec.

        The mineral exploration phase is a sequential information-gathering process. In the primary exploration stage, potentially favourable areas of land are initially selected within an environment of interest and, then, these areas are subjected to a series of geological, geophysical, and geochemical tests. The successful result of primary exploration is the discovery of mineral occurrences. At this stage, the ultimate size, quality and value of each mineral occurrence is unknown.

        The mineral occurrences discovered provide justification for the second, or delineation, stage of exploration, in which information is obtained for estimating the size, quality and physical characteristics of the discovery relevant to mineral extrcation. The successful result of delineation is the definition of possible economic discoveries for evaluation.

        When sufficient delineation has been completed, a decision is made that determines whether a mineral deposit should be developed to production. If the characteristics of the delineated deposit provide justification for mine development, what is perceived to be an economic mineral deposit is the end result of mineral exploration.

        The development phase establishes productive mining and mineral processing capacity. Processing may be required to upgrade the mine product to a concentrate (or, in the case of gold, doré bars) for transportation and sale. Thus, the construction of processing facilities is carried out in parallel with mine development. The installation of a mill at the minesite may be required, or a common processing facility may be used to treat ores from a number of mines in a region.

        When a mine has been developed and related processing facilities constructed, the production phase commences. The mining stage may include the stripping of waste for open-pit mining, the preparation of stopes for underground mining, the development of ore reserves, drilling, blasting, materials handling to the processing facilities, the filling of mined-out stopes, and associated technical and planning services. The processing stage includes, for instance, crushing, grinding, flotation, filtering and drying for base metal ores, leaching or cyanidation followed by carbon-in-pulp adsorption for gold ore, tailings disposal, and the loading of concentrate products for shipment.

        When mineral reserves are exhausted, the mine is generally closed. During the rehabilitation phase, which may be initiated several years before mine closure, the mine site must be restored to a state compatible with the rest of the surrounding nature and topography. As well, safeguards must be taken to reduce to a minimum future damages to the environment that may result from surface subsidence and the exposure of underground openings as well as mine tailings to groundwater.

2.     Mining Activities — Products(3)

2.1    Gold

        Gold is a bright yellow precious metal which is characterized by its malleability, ductility and high density. Gold is the third best electrical and thermal conductor, behind silver and copper. Although this metal is chemically stable (which means that its physical state does not change under the influence of air, heat, humidity and most solvents), it may nonetheless dissolve in certain cyanide solutions or in a mixture of nitric and hydrochloric acid. Despite its scarcity, gold is disseminated throughout the earth's crust.

(3)
Text on pages 22, 23 and 24 describing gold and niobium is adapted from the 1995 Grolier Multimedia Encyclopedia (copyright 1995 Grolier Incorporated), Mindscape Complete Reference Library (copyright Mindscape Inc.) and Microsoft Encarta 96 Encyclopedia (copyright 1993-1995 Microsoft Corporation).

        Commonly found in nature in the form of an alloy, it occurs in quartz veins or in secondary alluvial deposits (placers) in the form of dust, grains, flakes or nuggets (its rarest form).

        From ancient times, gold has been known and prized for its beauty, luster, corrosion resistance and malleability. In addition, the processing of gold into pure form is relatively easier than the refining of most other metals. Alloyed with other metals to enhance its hardness, gold has been used extensively in minting. In recent times, gold has been chiefly used in jewellery and, to a lesser but progressively increasing extent, in industrial applications, given its low chemical reactiveness.

        On account of its scarcity, gold has been widely used as a medium of exchange for international transactions, particularly during the 19th and 20th centuries. However, World War I disturbed the international monetary system, and the gold standard was gradually phased out, which furthered the rise of the US dollar as the main currency in international monetary transactions.

        Gold is traded on world markets, with benchmark prices for gold generally based on the London bullion market quotation and which may be subject to considerable fluctuations. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.

        Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Primary demand for gold is in the fabrication of jewellery and industrial applications which accounts for approximately 80% of the annual demand. Other uses include coin and bar fabrication, dentistry and decorative applications.

        Cambior's gold production is regularly shipped to the Royal Canadian Mint, in Ottawa, Ontario, to Johnson Matthey, in Brampton, Ontario or to other refiners, to be refined to meet market delivery standards and subsequently sold on the international market on a competitive basis. The existence of numerous companies and institutions capable of refining gold and the large number of gold buyers on the market prevent Cambior from having to depend on a single refiner or purchasing client. Gold marketing considerations are reviewed in section 6.1 of Item IV below.

        The following table indicates the respective contributions from each of the producing gold mines and divisions in relation to Cambior's overall gold production for the last two years.

	2002		2001
Cambior's share	Ounces	% of total production	Ounces	% of total production
Omai Mine	319,600	56.2	354,300	57.6
Doyon Division	216,200	38.0	228,700	37.2
Sleeping Giant mine (50%)	33,000	5.8	31,900	5.2
Total	568,800	100.0	614,900	100.0

2.2    Niobium

        Niobium is a greyish white metal which turns bluish when exposed to air for a long period of time. When polished, niobium resembles steel. Niobium is noted for its malleability, ductility and electrical conductivity. Niobium is characterized by its resistance to impacts, corrosion and high temperatures. As it is one of the few metals which does not react with uranium, it is used in the manufacturing of nuclear reactor cores.

        Discovered in 1801, it was not until 1874 that a Swedish scientist succeeded in isolating the niobium element for the first time. Although the International Union of Pure and Applied Chemistry adopted and confirmed the name "niobium" in 1950, this metal is sometimes called "columbium". Niobium is mainly used in alloys, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers. Niobium marketing considerations are reviewed in section 6.1 of Item IV below.

3.     Mining Activities — Canada

        In Québec, mining rights are governed by the Mining Act. Until January 1, 1966, Crown lands containing mineralized zones could be granted as a mining concession. In 1966, the mining concession system was replaced by a system of claims and mining leases. A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years.

        The Mining Act was amended in June 1998 to bring material changes to the acquisition process of mining titles whereby map designation now replaces staking, and to consolidate under the same heading several exploration titles for different mineral substances.

        All of Cambior's Canadian mines are underground mines and, unless otherwise specified herein, are readily accessible by existing roads and benefit from available water supply and electric power supply sources.

3.1    Gold Production

        In Canada, the Company currently owns interests in three gold mines, all of which are in commercial production.

      3.1.1    Doyon Division

        The Doyon Division is comprised of Cambior's wholly-owned Doyon and Mouska mines, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. Operating information of the Doyon Division for the last two years is set forth in the following table.

DOYON DIVISION	2002	2001
Ounces (Au)	216,200	228,700
Tonnage milled (tonnes)	1,287,000	1,339,000
Grade milled (g Au/t)	5.5	5.6
Recovery (%)	96	96
Direct mining costs ($/oz)	228	209

        Lower production from the Doyon Division in 2002 relative to 2001, is attributable to a 10% lower mill throughput in the last quarter of the year due to a relatively harder mix of ore and to a slightly lower grade from the underground mines. The Doyon mill processed 1,287,000 tonnes from the Doyon Division with a grade of 5.5 g Au/t, reaching a recovery of 96%. Capital expenditures totalled $8.1 million, slightly higher than in 2001, due to an increase in exploration and development drilling, and the purchase of mine equipment. During 2002, the exploration work at the Doyon-Mouska properties consisted of 16,769 meters of drilling; some 2,660 meters of surface exploration drilling was conducted at the Doyon-Mouska properties together with 14,109 meters drilled from underground drifts. Development and definition work totalled 56,737 meters of drilling. In that respect, a governmental grant covering a portion of these related expenses was obtained for the exploration work together with a portion of the reserve development works.

        The 2002 underground exploration program resulted in the discovery of mineralized zones between levels 12 and 14 in the eastern part of the mine with higher grades then the current average reserve grade. Surface exploration focused on the prospective volcanic units to the east and west of the Doyon mine.

        In 2003, the production target for the Doyon Division will be 218,000 ounces of gold at an estimated direct mining cost of $241 per ounce. The higher operating costs are related to additional stope preparation. The mill is expected to process 1.3 million tonnes at a grade of 5.4 g Au/t. Capital expenditures for 2003 are estimated at $8.9 million, mainly for underground exploration and development of the mineral reserves in the extensions of the mineralized zones of the Doyon and Mouska mines, as well as for raising the Doyon tailings pond dams. The 2003 exploration program will focus on the extensions of known lenses at depth and to the north, and the newly discovered higher-grade mineralized zones between levels 12 and 14 in the eastern part of the Doyon mine. At the Mouska mine, a deep drilling program, initiated in 2002, will continue to identify the necessary reserves justifying a mine-deepening program.

  i)
  Doyon Mine

        Effective January 1st, 1998, Cambior acquired the remaining 50% undivided interest in the Doyon mine from Barrick Gold Corporation ("Barrick"). Pursuant to this transaction, Barrick was granted a participation right in future revenue from the Doyon mine, under which it will receive an annual payment equal to 24.75% of (i) the surplus, if any, of the average market price (as defined in the January 27, 1998 purchase agreement) for one troy ounce of gold over $375, multiplied by (ii) the number of gold ounces produced at the Doyon mine during the relevant year; this right applies to a maximum cumulative production of 2,600,000 ounces of gold as from January 1st, 1998, up to a maximum cumulative payment to Barrick of $30 million. No participation right payment was made from 1998 to date.

        The Doyon property is located in Bousquet Township, 41 kilometres east of Rouyn-Noranda, in Northwestern Québec and covers 1,993 hectares. It consists of 116 claims and a mining lease that was renewed for a 10-year period until July 2, 2010.

        The Doyon mine was discovered in 1974 by Soquem. Commercial open-pit mining began in March 1980, and underground mining began in 1985. The transition to full-scale underground mining was completed on March 31, 1989.

        The Doyon mine deposit is divided into four large sectors, namely the Main Zone, the 1.0 Zone, the Central Zone and the West Zone. Given the physical features of the deposit, the mining method used is sub-level stoping. The mineralization of the Main Zone consists mostly of large envelopes containing gold-bearing veinlets associated with small quantities of pyrite and chalcopyrite. The mineralization of the 1.0 Zone consists of veinlets and accumulations of pyrite which form continuous lenses. Both zones lie within volcanic rocks.

        The mineralization in the Central Zone, which is found in intermediate volcanic rocks at upper levels, is gradually displaced into intrusive rocks at depth. The mineralization contained in the volcanic rocks is similar to that found in the Main Zone. The mineralization in the intrusive rocks lies within narrow quartz-pyrite veins having fair continuity. The gold mineralization in the West Zone is associated with narrow quartz veins, the orientation of which varies but dominantly follows a north-south trend. The composition of country rock is dioritic at upper levels and tonalitic at deeper levels.

        The mine facilities and equipment include a conventional mill equipped with a semi-autogenous grinding mill and cyanidation and carbon-in-pulp processing facilities, a high-density sludge plant, a water treatment plant, a tailings pond and settling pond (both allowing for natural degradation of the cyanide, decanting and recirculation of the water used in milling), electrical and mechanical maintenance shops and a headframe, mechanized mobile underground equipment, as well as a warehouse and an administrative building. During 1998, the Company moved the paste fill plant that was in place at the Chimo Mine, now closed, to the Doyon mine site. The plant was commissioned at the end of September 1998.

        All ore extracted from the Doyon mine is currently processed on site at the mill. Throughout 2002, the daily milling rate averaged 3,525 tonnes of ore compared to 3,668 tonnes in 2001. As of December 31, 2002 mining reserves of the Doyon mine indicated a reduction of 58,000 contained ounces compared to those of December 31, 2001. More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.

        All of Cambior's right, title and interest in and to the Doyon mine was hypothecated in favor of the Financial Creditors in connection with the 1999 Credit Agreements. Such hypothecation was maintained in favor of the Financial Creditors in connection with the 2001 Agreements and is still hypothecated in favour of the 2003 Financial Creditors in connection with the 2003 Credit Facility.

        As of December 31, 2002, the Doyon mine employed 428 people, including 128 staff employees, and 300 unionized hourly workers, compared to 432 employees as at December 31, 2001. Contractors also provided a workforce of 20 employees. During the second quarter of 2002, the Company entered into a 6-year collective agreement with the hourly unionized workers, effective retroactively as of December 1st, 2000 and ending on November 30, 2006.

  ii)
  Mouska Mine

        The Mouska property is adjacent to the western border of the Doyon property. Cambior owns this 876-hectare property through 22 claims and two mining leases, one expiring in 2011 and one expiring in 2018. The principal facilities include a headframe, a service building housing electrical and mechanical shops and an administrative office. There is no mill on site as all of the ore mined is processed at the Doyon milling facilities.

        The Mouska deposit can be described as a lode-type deposit, the economic mineralization of which is confined in narrow quartz veins (less than one metre) having good lateral continuity. Economic lenses are found both in volcanic rocks (andesite) and in the Mooshla intrusive (diorite). It is in the latter environment that the current reserves and the best potential for additional reserves are found. Considering the geometry of the deposit, shrinkage stoping is being used for mining operations.

        Cambior acquired the Mouska property in 1986, in connection with the privatization of most of Soquem's assets. The property's production is subject to two royalties. The first, a 2% royalty on the value of gold recovered is payable to Newmont Mining Corporation. The second royalty is a 0.20% royalty on gold produced, payable to the estate of an individual. During 2002, the Company bought back 80% of the second royalty, which was a 1% royalty prior thereto. The company paid $435,000 in 2002 in respect of these two royalties.

        Underground exploration at Mouska began in October 1987, pre-production development followed in May 1990, and commercial production commenced on July 1st, 1991.

        While underground exploration and development drilling during 2002 allowed the renewal of an estimated 49,500 ounces of gold mining reserves, the aggregate mining reserves of the Mouska mine indicated a reduction of 5,000 contained ounces compared to those of December 31, 2001. More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV.

        All of Cambior's right, title and interest in and to the Mouska mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

        As at December 31, 2002, 123 employees were working at the Mouska mine compared to 121 employees as at December 31, 2001. On October 17, 2001, a 3-year collective labor agreement was entered into with the union representing the hourly rate employees.

      3.1.2    Sleeping Giant Mine

        The Sleeping Giant property covers an area of 2,908 hectares comprising 71 claims and three mining leases, one expiring in 2008 and two others in 2018, and is located 80 kilometres north of Amos, Québec. Title to the property is held equally by Aurizon and Cambior, subject to two royalties: the first is a 2% royalty on gross operating earnings (as defined in the relevant agreement) held by Central Asia Goldfields Corporation; and the second is a 15% net profits interest (as defined in the relevant agreement) held by Mattagami Lake Exploration Ltd. on the greater part of the Sleeping Giant mine. No payment has been required pursuant to these royalties thus far, and none is expected to be required in 2003. The Sleeping Giant mine also includes a 900-tonne per day capacity mill, a headframe and ancillary surface facilities as well as a tailings pond.

        The Sleeping Giant mine is a high-grade lode-type gold deposit. The narrow (50 cm or less) smoky quartz veins are characterized by a high sulphide content (5% to 50%). Vein continuity varies between 50 and 300 metres laterally and between 100 and 750 metres vertically. Some veins remain open at depth. Given the ore's physical characteristics, shrinkage and room and pillar stoping are currently being used for mining operations.

        Pursuant to a joint venture agreement with Aurizon dated January 29, 1991, Cambior is operator under the supervision of a management committee composed of two representatives of each participant. During the late 1980's, Aurizon was the sole owner and operator of the mine, but temporary reserve depletion in 1991 resulted in a shutdown of operations. An exploration program funded by Cambior during 1992 led to the delineation of additional mining reserves and to Cambior's acquisition of a 50% undivided interest in the property. Commercial gold production resumed on July 15, 1993.

        During 2002, some 202,000 tonnes of ore and 82,000 tonnes of waste were hoisted to surface. Some 68,362 metres of underground exploration and reserve development drilling were completed. Reserve development drilling (49,477 metres) mainly established reserves to the South and lower and upper extensions of Zone 8; this zone stays open in these three directions. The lower extension of Zone 30 was also confirmed down to three levels beneath level 785. Exploration drilling (18,885 metres) allowed the identification of high potential structures which will require additional work. In 2003, a 56,200-metre exploration and drilling program is scheduled on the extensions of the mineralized zones at depth and in other high potential sectors of the mine in order to extend currently known mineralized zones or other mineralized zones. Also, a shaft-deepening program to access mineral resources at depth has been approved in March of 2003. This program provides for the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters. Total expenditures for these works and the purchase of equipments is estimated at Cdn $7 million.

        As of December 31, 2002, mining reserves of the Sleeping Giant mine indicated a decrease of 2,000 contained ounces compared to those of December 31, 2001. More detailed information regarding proven and probable reserves as well as mineral resources is provided below in section 5 of Item IV. During the year, the Company's share of capital expenditures totalled $1.8 million, principally related to the purchase of mine equipment and deferred development.

        Cambior's share of gold production from the Sleeping Giant mine totalled 33,000 ounces in 2002 compared to 31,900 ounces in 2001. The increase in production is due to a higher grade from Zone 8. Operating information for the Sleeping Giant mine for the last two years is set forth in the following table:

SLEEPING GIANT MINE (Cambior's 50% share)

	2002	2001
Ounces (Au)	33,000	31,900
Tonnage milled (tonnes)	101,426	107,034
Grade milled (g Au/t)	10.5	9.6
Recovery (%)	97	97
Direct mining costs ($/oz)	225	221

        All of Cambior's right, title and interest in and to the Sleeping Giant mine (being a 50% undivided interest) remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

        As at December 31, 2002, 194 people were employed at the Sleeping Giant Mine. Contractors also provided a workforce of 69 people. The current five-year collective agreement is in force until July 31, 2007.

3.2    Ferroniobium Production

  3.2.1    Niobec Division

        The Niobec Division consists of Cambior's interest (50%) in the Niobec mine. The mine first produces a niobium pentoxide (Nb2O5) concentrate which is thereafter converted on site into standard grade ferroniobium (FeNb). The Niobec mine is the only North American source of pyrochlore (the primary niobium ore) in operation and the world's third largest producer of niobium. The mine is located on a 2,455-hectare property, comprised of two mining leases granted until 2005 and 61 claims, 15 kilometres northwest of Chicoutimi, in Simard Township, Québec. The property's facilities include a headframe, a pyrochlore-to-niobium pentoxide (Nb2O5) concentrator, a concentrate-to-ferroniobium converter and ancillary surface installations.

        The Niobec deposit is located in the southern portion of the Saint-Honoré carbonatite, which is mainly comprised of dolomitic carbonates in the centre and calcitic carbonates on the edges. The vertical lenses, which are irregularly shaped, are 10 to 80 metres wide and up to 300 metres long. The deposit is open at depth. The mining method used for mining operations is blasthole stoping.

        Commercial production of concentrates at the Niobec mine began in March 1976. Under the terms of a joint venture agreement with Mazarin Inc. ("Mazarin"), Cambior manages the marketing and sales of all commercial production from the mine, at cost plus a nominal fee, under the direction of a management committee. Mining operations are managed by Mazarin on similar terms. Mazarin purchased its 50% interest in the Niobec mine from Teck Corporation ("Teck") on March 2001 and replaced Teck as manager of mining operations.

        From the commencement of commercial production until the end of 1994, production from the Niobec mine was sold in the form of concentrates to firms in Europe, India, Japan and the United States for conversion into ferroniobium and distribution in their respective markets. Commercial production of ferroniobium at the mine site commenced in December 1994 following the construction of a plant to convert niobium pentoxide concentrates into ferroniobium grading 66% niobium using an aluminothermic process. Ferroniobium produced at the Niobec mine is currently distributed in North America, Europe and Asia.

        Mineral reserves increased by approximately 26% during 2002 further to a complete reevaluation process which includes a lower cut-off grade resulting from improved units cost at the expanded capacity. This significant increase in reserves has a positive impact on the mine life, which is at least 18 years at the current mining rate. The Company's share of proven and probable mineral reserves currently totals 11.9 million tonnes at an average grade of 0.65% Nb2O5 compared to 9.1 million tonnes at an average grade of 0.68% Nb2O5 at year-end 2001. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenses required for their extraction.

        All of Cambior's right, title and interest (being a 50% undivided interest) in and to the Niobec mine remains hypothecated pursuant to the 2003 Credit Facility, in favor of the 2003 Financial Creditors.

        As at December 31, 2002, the Niobec mine employed 230 people. Collective labour agreements have been entered into with the hourly workers and the technical and office personnel on September 14, 2001 and they will be in force until April 30, 2004.

3.3    Exploration and Development

        In Canada, Cambior currently holds interests in 55 exploration projects, mainly in northwestern Québec, covering a total area of 87,886 hectares, excluding the Grand-Nord and Moyen-Nord projects which cover an area of 34,900 hectares. With the exception of the Grand-Nord project, Cambior's Canadian properties are generally easily accessible and are close to existing socio-economic infrastructure.

        The Company increased its investment in grassroots exploration in 2002, with expenditures focussed on gold in the Province of Québec, Canada. Cambior's share of surface exploration expenses totalled $1,8 million on projects located outside its mine sites in 2002, which is in addition to the programs conducted on operating mine sites, to the contributions of the Company's partners and to government grants and subsidies that Cambior received. An amount of $711,000 had been incurred in 2001 for the same purposes. Overall, more than 26,592 metres of diamond drilling were performed in 2002 on properties in which Cambior owns an interest. In 2002, Cambior acquired 83 claims by staking, optioned the Bousquet-Ferris property from Breakwater Resources Ltd. and some 164 claims were abandoned, returned to their original owners, optioned or sold.

        As at December 31, 2002, 8 employees were assigned to exploration in Canada, all of whom are non-unionized workers.

4.     Mining Activities — International

        The Company does not hold any right or interest in any producing mine outside of Canada, except for the Omai mine located in Guyana. However, the Rosebel project located in Suriname is expected to begin commercial production in the first quarter of 2004.

4.1    South America: Guiana Shield

  4.1.1    Gold Production: Omai Mine

        The Omai mine site lies approximately 160 kilometres south of the city of Georgetown, the capital of Guyana. Guyana is a former British colony located on the northeastern coast of South America covering an area of 214,970 square kilometres and hosting a population of approximately 800,000 people. The Omai mine property covers 4,550 hectares and is held through an exclusive mining licence (the "Mining Licence") granted on December 12, 1991, to OGML, the mine operator.

        Cambior and the State of Guyana respectively own 95% and 5% of the voting common shares of OGML. The State of Guyana also holds options entitling it to increase its shareholdings up to 32% in OGML. Cambior increased its participation in OGML from 65% to 95% on May 16, 2002 when, in connection with the Rosebel transaction, it acquired all of Golden Star's shares of OGML. Additional information on the Rosebel transaction is provided above under section 1.2 of Item III. Under the 2001 Agreements and, thereafter, the 2003 Credit Facility, Cambior has pledged all of OGML's shares in favor of the 2001 Financial Creditors and, thereafter, the 2003 Financial Creditors respectively.

        The relationship among Cambior, OGML and the State of Guyana is governed by a Mineral Agreement executed on August 16, 1991. This Agreement provides in particular for a 5% in-kind royalty on mineral production payable to the Government of Guyana. Effective as of May 15, 2001, the Government of Guyana agreed to reduce the aforesaid royalty from 5% to 4% when the price of gold (determined by the London Bullion Market) is lower than $280 per ounce. The Mineral Agreement provides the main legal framework for activities at Omai; among other things, it allows for the exportation and sale of gold production and capital and profit repatriation, and stipulates that any disagreement between the parties thereto shall be submitted to international arbitration.

        The Omai property consisted, until April 2002, of two distinct deposits: the Fennell and Wenot deposits. Following the ore depletion of the Wenot deposit in April of 2002, the pit is now used for the disposal of tailings; only the Fennell deposit remains in production. The Fennell deposit is centred on a small 400-metre diameter quartz diorite intrusive. Free gold mineralization is associated with shallow dipping quartz-carbonate veins with thicknesses varying from a few millimetres to 1.5 metres. Main veins also extend a few hundred metres into the surrounding volcanics and carry significant mineralization.

        The Fennell deposit features a laterite and saprolite weathering cover of up to 75 metres showing the same geologic characteristics as the underlying hard rock. Additional potential for mineralization on the Omai concession would result from basic exploration, since the Fennell deposit is well defined at this time.

        Open pit commercial gold production commenced on January 15, 1993. On August 19, 1995, operations at Omai were suspended due to the failure of the main tailings dam. Operations resumed on February 4, 1996. A mill expansion became operational during the third quarter of 1996 and consisted of an increase in the capacity of the cyanidation and carbon-in-pulp mill circuits as well as the addition of three grinding mills. This allowed the daily milling rate to increase from 13,000 tonnes to about 20,000 tonnes of ore per day by the end of 1996.

        The surface infrastructure at the Omai mine includes a conventional mill equipped with two grinding circuits using cyanidation and carbon-in-pulp processes with gravity circuits, service buildings, administrative offices, a warehouse, a maintenance shop, a laboratory and camp facilities to house employees. Electric power is supplied by fifteen diesel generators with a total installed capacity of 48 megawatts. The mine site also includes a tailings pond allowing the natural degradation of the cyanide and decanting of processed ore and recirculation of the water used in milling.

        Cambior provided full financing for the construction of the Omai mine in return for full reimbursement on a priority basis of its investment plus a competitive return on investment. Once all amounts owed to Cambior shall have been repaid, cash flow from operations, net of royalty payments and corporate income taxes, would be available for payment of dividends on shares of OGML. The Company has obtained foreign investment insurance coverage for its investment in OGML from a syndicate of insurers including EDC (collectively the "Insurers"). The eventual proceeds of this insurance policy is assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors. Additional information on the foreign investment insurance is provided above, under section 4.5 of Item III.

        Operating information as regards the Omai mine for the last two years is set forth in the following table.

OMAI MINE(1)	2002	2001
Ounces (Au)	319,600	354,300
Tonnage milled (tonnes)	7,727,300	7,902,600
Grade milled (g Au/t)	1.4	1.5
Recovery (%)	92	93
Direct mining costs ($/oz)	224	231

(1)
Notwithstanding minority interests in OGML, Cambior takes 100% of the Omai mine production into account, given the capital structure and cash flow distribution of OGML.

        During 2002, the Omai mine produced 319,600 ounces of gold, surpassing the original 2002 mine plan by 12%. This performance was mainly due to a higher grade caused by high-grade ore from the Wenot pit, a higher proportion of hard ore milled and lesser low-grade stockpile mill feed. The mill processed 7.7 million tonnes of ore (21,200 tonnes per day) at an average grade of 1.41 g Au/t, with the Fennell pit providing over 66% of the mill feed. The operating cost per tonne milled was $9.13 for 2002. Due to the lower head grade, the mining operating cost increased to $221 per ounce. The increase is also due to the impact of deferred stripping and higher fuel cost. Capital expenditures for 2002 totalled $4.5 million, mainly for deferred stripping.

        Mineral reserves declined over the year, as the mine was able to replace only 9% of the ounces produced in 2002. At the end of the year, the mineral reserves stood at 629,300 ounces of gold contained, based on a gold price of $325 per ounce. Should the ongoing exploration program not lead to the discovery of new mineral reserves or resources, the Omai mine will be exhausted in 2005.

        In 2003, the Omai mill is scheduled to process 5.9 million tonnes of ore grading 1.6 g Au/t at a recovery rate of 93%. Total production is targeted at 272,800 ounces of gold at an estimated direct mining cost of $197 per ounce. Lower gold production is anticipated for 2003 because of a lower tonnage milled which result from the depletion of the soft ore stockpiles. Since the low grade soft rock stockpile should supply only 3% of the mill feed, the mill grade will improve, reflecting the direct feed grade from the Fennell deposit. In 2003, a portion of the mill will be dismantled and sold to RGM. The installation of additional secondary crushing equipment will maintain hard rock throughput at the Omai mine.

        In 2002, exploration work continued on two properties adjacent to the Omai mine concession. Stream sediment samples returned excellent results and drilling identified a geological environment showing similarity to the Wenot deposit which consisted of narrow bands of felsic tuff associated with East-West trending, steeply dipping shear zones. In the Wenot deposit, gold mineralization was closely associated with these felsic units. A drilling program will test additional gold targets in 2003.

        Capital expenditures for the remainder of the mine life are expected to be minimal. This will have a positive impact on the free cash flow generated by the Omai mine.

        On February 12, 2002, a Justice of the High Court of the Supreme Court of Judicature of Guyana ordered that the representative action brought against OGML in 1998, purporting to represent 23,000 claimants and seeking approximately $100 million in damages relating to the Omai tailings dam failure that occurred in August 1995, be struck out for repeated failure by the plaintiffs to file an affidavit. On March 18, 2002, the plaintiffs filed an appeal against the February 12, 2002 dismissal of their representative action. In connection with the 1995 tailings dam failure, OGML settled over 95% of the claims filed against it by residents of the Essequibo River. These various claims initially totalled 522 writs representing 881 claimants and the very few remaining claims have not yet been paid because the claimants have either not turned up to receive payment or cannot be located.

        As at December 31, 2002, a total of 692 employees worked for OGML. The collective agreement, establishing wages for hourly employees for the 2001-2003 period, expired on February 28, 2003. Negotiations for a new collective agreement are ongoing.

  4.1.2    Exploration and Development: Rosebel project

        The Rosebel property is located in Suriname, South America, approximately 80 kilometres south of the city of Paramaribo, the capital of Suriname. The property is accessible by plane or by road from Paramaribo. The Rosebel property covers 17,000 hectares in the Brokopondo district, between the Suriname River to the East and the Saramacca River to the West. The property is held by RGM, a wholly-owned subsidiary of Cambior.

        The Rosebel property was optioned in 1992 by Golden Star from Grasshopper Aluminum Company N.V. ("Grassalco"), a state-owned mining company. Cambior held a 50% interest in the property from June 1994 to May 2002 when it acquired Golden Star's remaining 50% interest therein for a consideration of $8 million in cash and a price participation interest of 10% of the excess gold price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore up to a maximum of 7 million ounces produced.

        The Rosebel project is also subject to a fixed royalty of 2% of production payable to the Government of Suriname, a price participation of 6.5% on the amount exceeding a market price of $425 per ounce of gold, when applicable, and 0.25% of production payable to a foundation to be established by RGM to stimulate mineral exploration in Suriname.

        Cambior's shares of RGM were pledged in favor of the 2003 Financial Creditors under the 2003 Credit Facility.

        A feasibility study and an environmental impact assessment were filed with the Government of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. From 1998 to year 2000, the project remained on care and maintenance.

        During 2001, the feasibility study was updated to include only the mining and processing of soft and transition ore, thereby reducing significantly the project's estimated capital expenditures from the $175 million contemplated in the original 1997 feasibility study. A mineral reserves report on the property was filed in December 2001. An optimized feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Government of Suriname, with an environmental impact assessment, for approval.

        On December 18, 2002, RGM was granted a 25-year renewable Right of Exploitation for the Rosebel project from the Government of Suriname, following the Government's approval of the feasibility study and the environmental impact assessment. In addition, the Council of Ministers and the National Assembly of Suriname approved amendments to the 1994 Mineral Agreement which sets forth the legal framework for the development and operation of the Rosebel project. The amendments consist of, among other things, the relinquishing by Grassalco, of its options to purchase up to a 40% interest in the Rosebel project in return for the Government holding a 5% carried participation in the share capital of RGM and redeemable shares for $2 million upon commencement of commercial production. The capital structure of RGM provides for the reimbursement of all capital invested prior to distribution of dividends to common shareholders. Additional information on the Rosebel transaction is provided above under sections 1.2 and 1.3 of Item III.

        The 1994 Mineral Agreement is similar to the one in effect for the Omai mine in Guyana. Besides covering mining rights and related matters, it outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The 1994 Mineral Agreement, as amended, provides for an income tax rate being the lesser of the statutory rate in effect and 45%, an international dispute resolution mechanism and a debt-to-equity capital structure of 4:1.

        Following the acceptance of the feasibility study and the environmental impact assessment, the granting of the 25-year renewable Right of Exploitation by the Government of Suriname for the Rosebel project and the completion of financing and political risk insurance coverage, the Company officially commenced construction of the project in January 2003.

        The Rosebel project's general environment and climate is very similar to that of the Omai mine, thus enabling the Company to draw on its more than 12 years of development and operating experience in the Guiana Shield. The project does have advantages over the Omai mine with easier access via the national highway and availability of hydro-electrical power. The Company concluded a long-term power agreement that is indexed to the price of gold, which provides for the supply of 8 Mega Watts of average power and 12 Mega Watts for peak power to the project.

        The property hosts six principal deposits as well as numerous gold prospects in two distinct areas: the North and South limbs. The Pay Caro, East Pay Caro and Koolhoven deposits are located on the North Limb and the Rosebel, Mayo and Royal Hill deposits are located on the South Limb.

        As of December 31, 2002, the mineral reserves at Rosebel were 43 million tonnes at 1.6 g Au/t, representing 2.1 million ounces of gold contained. These results, calculated using a long-term gold price of $325 per ounce, are based on "optimized pits". The impact of a $300 gold price on the Rosebel project would be a reduction of 10% to 1,9 million ounces contained.

        Cambior plans an intensive drilling program for late 2003 and 2004 to increase mineral reserves and resources laterally and at depth in the current pits; all of the deposits are still open in at least one direction. The Company is also planning a grassroots exploration program on the surrounding properties, Headley's Reef and Thunder Mountain.

        The project is expected to commence commercial production in the first quarter of 2004, with an initial gold production rate of 269,000 ounces for the first year at a direct mining cost of $157 per ounce. The current mining plan calls for the mine to produce an average of 220,000 ounces per year over nine years at a direct mining cost under $200 per ounce. The capital cost for the Rosebel project is expected to amount to $95 million over a 14-month construction period. Outlays as of December 31, 2002 amounted to $5.9 million.

        A Social Impact Study was commissioned from Social Capital Group, an independent consultant from Peru, as part of the Rosebel Feasibility Study. Further to this study, a management plan, which includes a community relations plan, is being developed. The purpose of the latter plan will be to maximize the training, the development of skills and the employment of people from the surrounding communities, and assist in health and education. Two persons were hired by RGM in its community relations department to work with Social Capital Group on the preparation of the aforesaid management plan, in consultation with the surrounding communities. The management plan is expected to be ready for implementation at the end of June 2003.

        The Company has obtained foreign investment insurance coverage for its investment in RGM from its insurers for a portion of the losses resulting from certain political risks that may affect the Rosebel project. The eventual proceeds of this insurance policy are assigned pursuant to the terms of the 2003 Credit Facility in favour of the 2003 Financial Creditors.

        As at December 31, 2002, a total of 127 non-unionized employees worked for RGM.

4.2    United States: Carlota Project

        Cambior USA acquired the Carlota project in 1991 when it purchased all the shares of Westmont Mining Inc. In March 1993, Cambior entered into an agreement with Magma Copper Company (now BHP Copper Inc., a wholly-owned subsidiary of BHP Billiton to acquire the reserves in the Cactus portion of the Carlota/Cactus pit. BHP Copper Inc. holds a 5% net smelter return royalty on production from 42 claims of the property.

        The Carlota project is located a few kilometres from the town of Miami, in Arizona, and hosts three copper-oxide deposits. It consists of 526 claims, of which 23 are patented(4) claims and 13 are patent-pending, and 490 are unpatented(5) claims, covering an area of 2,250 hectares. The copper mineralization is predominantly within the breccia and dacitic volcanics and within the Kelly fault in the Carlota/Cactus deposit. It is found within breccia and schists in the Eder deposits.

        A feasibility study prepared in 1993 and revised in 1996 confirmed that the copper process and recovery method known as "SX-EW" (Solvent Extraction and Electrowinning) would be the most appropriate method for the Carlota project. This method calls for the use of electrolysis in the production of pure copper (saleable on a commercial basis) from a copper concentrated sulphuric acid solution. This solution is obtained by leaching copper from crushed ore then extracting the copper from the leach solution using an organic solvent, and finally returning the copper contained in this organic solvent into solution for the final electrowinning stage.

(4)
A patented mining claim is one for which the United States Government has passed to the holder thereof, exclusive title to the locatable minerals and, in most cases, to the surface and to all resources. A "patent" is the document by which the government conveys full legal title to the mining claim. No further assessment work needs to be done once a patent has been granted; however, taxes and other fees must be paid.

(5)
An unpatented mining claim is a particular parcel of public land for which an individual or company has asserted a right of possession for developing and extracting a mineral deposit. This right is subject to payment of an annual maintenance fee to maintain the claim in good standing. Valid unpatented mining claims are real property and the holder thereof has a valid marketable title for mining purposes, subject to the paramount title remaining with the United States Government until a patent is granted. This possessory title may be maintained as long as the appropriate laws are complied with.

        Since the revised feasibility study, the Carlota project has been under care and maintenance. As at December 31, 2002, mineral reserves at the Carlota Copper project were estimated at 78,830,000 tonnes grading 0.47% Cu for a total of 371,000 contained tonnes Cu, calculated on a long-term market price for copper of $0.90/lb of copper. More information regarding probable reserves is provided in section 5 of Item IV.

        In connection with the 2003 Credit Facility, Cambior maintained the general security interest, as per the 1999 credit agreements covering all of its assets, including its shares of Cambior USA and the shares of Carlota Copper Company, held through Cambior USA, in favor of the 2003 Financial Creditors.

4.3    South America: Andes

  4.3.1    Exploration and Development

        In the Andes region of South America, Cambior maintains an office in Lima, Peru and an international exploration and development group employing 9 persons as at December 31, 2002, unchanged from December 31, 2001, all of whom were non-unionized employees. In 2002, this group pursued evaluation of the Andes region with a focus on Peru.

  i)
  La Arena Project

        The La Arena project is located in Northern Peru, 480 kilometres northeast of Lima, near the town of Huamachuco and covers 16,286 hectares. The geology of the La Arena deposit includes sandstones, quartzite, and thick sequences of Jurassic-Cretaceous sedimentary rocks, the latter being intersected by subvolcanic dacitic porphyry. Two different types of mineralization were identified on the property, namely a copper-gold porphyry and a gold-bearing brecciated zone. As of December 31, 2002, the indicated resources at the La Arena project were 13.4 million tonnes at 1.0 g Au/t, representing 0.4 million ounces of gold contained and calculated using a long-term gold price of $325 per ounce. Calculations using a gold price of $300 per ounce would not impact on the results. During 2002, this project was kept under care and maintenance.

  ii)
  Other Exploration Activities

        In Peru, Cambior incurred exploration expenditures of approximately $1.8 million in 2002, mainly on the Incahuasi, Zonanga and La Arena properties.

        In February 2003, the Company announced the cancellation of a letter of intent with Codelco (Corporación Nacional del Cobre), the world's largest copper producer wholly-owned by the State of Chile, establishing the terms of a joint venture alliance to carry exploration works in three areas of Northern Peru.

5.     Mineral Reserves and Resources

        In this Annual Information Form, the following terms have the meanings set forth below.

Mineral Reserves

        Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

        A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

        A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

        A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

        Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

        A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

        A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

        An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

        An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery and Cut-off Grade

        In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * *

        In the following table, reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $325/oz and $300/oz in 2002 and 2001, respectively. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

	December 31, 2002 @ $325/oz			December 31, 2001 @ $300/oz
(Cambior's share)	Tonnes (000)	Grade (g Au/t)	Ounces contained	Tonnes (000)	Grade (g Au/t)	Ounces contained
GOLD OPERATIONS
Omai (100%)
Proven reserves	14,730	1.3	626,300	22,644	1.3	944,000
Probable reserves	69	1.4	3,000	69	1.4	3,000
Doyon Division (100%)(1)
Proven reserves	3,774	5.2	629,500	3,864	5.5	644,400
Probable reserves	4,264	5.4	736,800	4,331	5.6	786,500
Measured resources	228	3.1	23,000	170	3.6	19,900
Indicated resources	1,669	3.6	195,300	760	4.4	107,400
Inferred resources	6,316	5.2	1,053,000	5,244	5.6	946,600
Sleeping Giant (50%)
Proven reserves	89	12.6	35,900	63	10.7	21,500
Probable reserves	100	12.9	41,500	145	12.3	57,600
Inferred resources	159	10.7	54,600	112	10.8	38,700
GOLD PROJECTS
Rosebel (100%)
Probable reserves	42,897	1.6	2,143,000	25,166	1.7	1,350,000
Indicated resources	30,871	1.2	1,210,000	—	—	—
Inferred resources	21,296	1.3	911,000	—	—	—
La Arena (100%)
Indicated resources	13,400	1.0	414,000	13,400	1.0	414,000
TOTAL GOLD
Proven and probable reserves	65,923	2.0	4,216,000	56,316	2.1	3,807,000
Measured and indicated resources			1,842,300			541,300
Inferred resources			2,018,600			985,300
	Tonnes (000)	Grade Nb2O5 (%)	Contained Tonnes Nb2O5 (000)	Tonnes (000)	Grade Nb2O5 (%)	Contained Tonnes Nb2O5 (000)
NIOBIUM OPERATION
Niobec (50%)
Proven reserves	8,910	0.63	56	5,833	0.65	38
Probable reserves	3,008	0.70	21	3,245	0.72	23
	Tonnes (000)	Grade Cu (%)	Contained Tonnes Cu (000)	Tonnes (000)	Grade Cu (%)	Contained Tonnes Cu (000)
COPPER PROJECTS
Carlota (100%)(2)	78,830	0.47	371	78,830	0.47	371
Probable reserves

(1)
Includes mineral reserves and resources from the Doyon and Mouska mines.

(2)
Probable reserves for the Carlota project were calculated using a long term copper price of $0.90/lb in 2001 and 2002.

        The Company's reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained tonnes of copper; metallurgical recovery factors (see the table setting forth the average metallurgical recovery and the cut-off grades below) must be taken into account in order to assess and quantify the recoverable material.

        Mineral reserve estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a complex process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

        Cambior's qualified persons responsible for the mineral reserve calculations for each mine or project are as follows:

Mines	Location	Name	Title
Omai	Guyana	Y. Michaud A. Croal	Geology Superintendent Engineering Superintendent
Doyon	Québec, Canada	D. Doucet A. Grenier	Chief Geologist Chief Engineer
Mouska	Québec, Canada	P. Lévesque K. Marquis	Chief Geologist Chief Engineer
Sleeping Giant	Québec, Canada	F. Blanchet D. Vallières	Chief Geologist Chief Engineer
Gold Projects
Rosebel	Suriname	R. Sirois A. Croal	Geology Superintendent Engineering Superintendent
La Arena	Peru	F. Clouston	Project Assessment Engineer
Copper Project
Carlota	Arizona, USA	Independent Mining Consultants Inc.
Industrial Minerals
Niobec	Québec, Canada	D. Villeneuve S. Thivierge	Chief Geologist Engineering and Maintenance Superintendent

Estimation Procedures

        The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Cambior's Manager, Mining Geology, who is also a qualified person.

        The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

Mine	Average Metallurgical Recovery(1) (Gold %)	Cut-off grades (g Au /t)(2)
Omai	93	0.35 to 0.70
Doyon	96	3.2 to 4.4
Mouska	94	9.2 to 10.3
Sleeping Giant	97	8.5 to 9.3

(1)
Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.

(2)
Varies depending on the mining method used.

        The average drill spacing for each category of reserves reported for each mining operation and project is as follows:

Average Drill Spacing Reserve Category
Mines
		Proven	Probable
Doyon	Main Area West Area	10 m × 30 m 10 m × 15 m	20 m × 30 m 20 m × 30 m
Mouska		14 m × 14 m	20 m × 20 m
Sleeping Giant		20 m × 20 m	30 m × 30 m
Niobec		15 m × 23 m	30 m × 46 m
Omai		40 m × 40 m	60 m × 60 m
Copper Project
Carlota		45 m × 60 m	45 m × 60 m

        In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

        The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling at depth and laterally.

        To establish the 2002 and 2001 year-end reserves, the Company used gold prices of $325 per ounce and $300 per ounce, respectively. The copper price assumption was maintained, using a long-term price of $0.90/lb of copper for 2002 and 2001. For the Canadian operations, a long-term exchange rate of Cdn $1.50 per US $1.00 was used for 2002 and 2001.

        Proven and probable mineral reserves for the current gold operations at December 31, 2002 were 2.1 million ounces compared to 2.5 million ounces at December 31, 2001. A sensitivity analysis using a gold price of $300 per ounce indicates that mineral reserves would fall 1% to 2.1 million ounces. The impact of a $300 gold price on the Doyon Division would be in the order of a 1% reduction, while the impact on the Omai mine would be a reduction of 2%.

6.    Other Aspects of the Business

6.1    Marketing of Production

        The gold market is relatively deep and liquid, with the price of gold generally quoted in US dollars. The demand for gold is primarily for fabrication purposes and bullion investment. Gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewellery (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. Central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

        The use of gold as a store of value (the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production, has meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities. Gold prices have, in addition, been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation, gold was often seen as a refuge, which increased purchases of gold and thereby supported its market price.

        However, changes in the reserves policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold holdings in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales by central banks have often involved substantial tonnages within one period, and this selling can place downward pressure on the markets at the time when it is transacted. More importantly, announcements or rumours of changes in central bank policies which might lead to the sale of gold reserves have in recent years had a powerful negative effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

        Most of the Company's revenue and earnings derive from the sale of gold through various instruments. The gold price fluctuates continually due to factors over which Cambior has no control. Therefore, in order to support its various investment undertakings, Cambior has adopted a gold hedging program with the view to improving revenue generation and protecting cash flows in the medium term. However, in the event of a sustained slump, a sustained increase or unexpected material fluctuations in the price of gold, this program may prove ineffective or even counter-productive. This program may include the use of fixed forward contracts, spot deferred contracts, put and call options and gold loans.

        The Company is monitoring its gold hedging program to ensure that future gold sales commitments will not exceed, at any time, the Company's ability to deliver gold. In the future, the Company intends to limit its new hedging activities to the use of forward contracts.

        The following table indicates fluctuations in the gold price in US dollars per troy ounce on the London Bullion Market for the periods indicated:

	Year Ended December 31,
	2003(1)	2002	2001	2000	1999	1998
High	$382	$304	$293	$313	$326	$313
Low	$329	$278	$256	$264	$253	$273
Average	$352	$290	$271	$279	$279	$294

(1)
Period ending as of March 31, 2003.

        Also, since revenue from sales of gold and ferroniobium are received in US dollars while a significant portion of operating and other expenses are incurred in Canadian dollars, the value of the Canadian dollar relative to the American dollar has a direct impact on Cambior's profit margin. The following table illustrates fluctuations in the exchange rates for United States dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

	Year Ended December 31,
	2003(1)	2002	2001	2000	1999	1998
High	$1.5747	$1.6132	$1.6021	$1.5593	$1.5298	$1.5765
Low	$1.4656	$1.5110	$1.4936	$1.4341	$1.4433	$1.4075
Average	$1.5102	$1.5704	$1.5484	$1.4854	$1.4858	$1.4835
End of Period	$1.4678	$1.5776	$1.5928	$1.4995	$1.4433	$1.5305

(1)
Period ending as of March 31, 2003.

        The 2001 Agreements contained certain covenants, including a mandatory hedging program, which provided that Cambior's commitments to deliver gold would not, at anytime, exceed 90% of its total proven and probable mineral reserves and, would not exceed 100% of its estimated production (net of royalties) during the loan period. It further provided that Cambior was required to have hedges in place on a minimum of 35% of the forecasted loan life production at an average minimum gold price of $290/oz, including the impact of the prepaid gold forward sale.

        Under the 2003 Credit Facility, Cambior is required to maintain a revenue protection program covering 30% of its expected production during the loan life period, which terminates on December 31, 2007, at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the 2003 Credit Facility. Also, as part of the mandatory hedging program, Cambior will have the right to roll forward its contracts up to the final maturity date of the loan. The hedging facility is not subject to margin calls. This covenant will allow Cambior to pursue its reduction of the revenue protection program in accordance with its corporate strategy.

        FOR ADDITIONAL INFORMATION REGARDING CAMBIOR'S HEDGING PROGRAMS, REFERENCE IS MADE TO NOTE 18 TO THE FINANCIAL STATEMENTS OF THE COMPANY PRESENTED ON PAGE 53 OF THE COMPANY'S ANNUAL REPORT FOR THE YEAR 2002.

6.2    Government Regulation

        Canadian and American mining industries have evolved with federal and state or provincial legislation governing the exploration, mining, processing and marketing of minerals. This legislation governs the acquisition and ownership of mining rights, mining duties and income taxes, labour, health and safety standards, exports and other related matters.

        The North American mining industry is also subject to federal and state or provincial environmental protection legislation. This legislation imposes high standards in order to reduce or eliminate the effects of waste generated by ore mining and processing operations. Consequently, the construction and commercial operation of a mine necessarily entails compliance with applicable environmental legislation and the obtaining of permits for the use of land and water or other similar authorizations from various government bodies. Each mining company is under a strict obligation to comply with all applicable environmental laws.

        Failure to comply with this legislation may lead to the issuance of orders suspending or curtailing operations or requiring the installation of additional equipment. Cambior could be required to indemnify private parties suffering losses or damages arising from its mining activities and could be assessed fines if found guilty of penal infractions under the terms of such legislation.

        In the United States, some of the mineral rights consist of "unpatented" mining claims created and maintained in accordance with the General Mining Law. Unpatented mining claims are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law. Also, unpatented mining claims are always subject to possible challenges by third parties or by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

        In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, the Company cannot assure that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from operations, it could reduce estimates of present mining reserves and it could reduce the amount of future exploration and development activity on federal lands.

        In the Guiana Shield, OGML and RGM must comply, in the course of their operations, with a range of Guyanese and Surinamese laws, accordingly, similar in their effects to legislation to which Cambior is subject in Canada. However, with respect to the Omai mine, the Mineral Agreement executed on August 16, 1991, provides exceptions to applicable Guyanese legislation in favour of OGML and its shareholders in certain instances, among which figure an alleviated tax system and, in certain cases, provisions for legislative stability. The terms and conditions of the mineral agreement in respect of the Rosebel project are similar to those applicable to Omai. Both mineral agreements provide a comprehensive legal framework that applies to the specific activities of the Omai mine and the Rosebel project, respectively.

        The Company commissioned an environmental impact study in 1991 as part of the Omai Project's feasibility study, which was subsequently ratified by the Guyanese Government. The study has been amended from time to time, with the Government's approval, to take various changes in operations into account. Pursuant to the Mineral Agreement, OGML has undertaken to apply the environmental practices set forth in the environmental impact study. For its part, the State of Guyana has undertaken, for the duration of OGML's operations, not to impose on OGML any environmental standard which would be more severe than that which is in force at the relevant time in the Province of Québec, Canada. Finally, the agreement by which OGML resumed commercial production in February 1996, also contains environmental compliance obligations.

        For the Rosebel project, the Company also commissioned an environmental impact assessment which was filed with, and approved by, the Surinamese Government in 2002 along with a feasibility study. RGM has undertaken to apply the environmental practices set forth in the environmental impact assessment and to certify its environmental management system under ISO 14001.

        Elsewhere in South America, the Company must comply with various mining and environmental laws in force in such countries, which laws are generally similar in effect to comparable laws in North American jurisdictions.

        Cambior believes that it is in substantial compliance with all material current legislation, regulations and administrative standards applicable to its activities.

6.3    Environment

        On November 6, 1992, the Company's Board of Directors authorized the creation of a board committee responsible for the supervision of activities related to environmental compliance and management and ratified the environmental protection policy developed by the Mining Association of Canada, which the Company had adopted on May 7, 1990.

        In 1993, the Company developed environmental guidelines for employees with a view to facilitating communication and standardization of environmental protection procedures. The distribution of such environmental guidelines and training to ensure their use in everyday activities form part of Cambior's self-monitoring program. The Company, as well as its partners managing the properties held in joint venture, periodically retain independent consultants to assess compliance with standards and the suitability of the established policies and procedures.

        In 1995, the environmental policy and program were modified in order to emphasize prevention and to harmonize policies with the new policy of the Mining Association of Canada. Detailed closure and reclamation plans for all of Cambior's mines were completed and submitted to the governmental authorities in 1995.

        The closure and site reclamation of the Valdez Creek Placer were completed in 1996 and Cambior received the 1995 Governor's Award for reclamation from the State of Alaska and, on September 15, 1997, the Health of the Land Award from the US Bureau of Land Management, the US agency in charge of land management.

        In 1997, Cambior decided to submit its environmental management system ("EMS") for ISO 14001 certification, a commitment in line with its 1995 revised corporate environmental policy. An important element of the EMS is the development of a program with objectives and targets to continually improve environmental performance. The EMS also includes the management of tailing ponds and waste dumps. Each pond is subjected to a daily visual inspection, a detailed monthly inspection and an annual inspection by an external consultant. The data are submitted for review to a committee of external experts. The Safety and Sustainability Committee of the Board of Directors oversees the workings of the EMS through regular meetings and assures that it is appropriate, sufficient and effective.

        On February 10, 1999, the Company announced that its environmental management system was awarded the ISO 14001 certification, and stated its belief to be the first mining company in Canada and the first gold mining company in the world to achieve such certification. Referred to as "the green standard", ISO 14001 was developed by environmental experts from around the world under the auspices of the International Organization for Standardization, based in Switzerland. The process was completed at the Doyon mine in December 2000 and at the Omai mine, in Guyana, in January 2001. It is Cambior's objective to implement its EMS and certify it under the ISO 14001 standards with respect to all future development projects and operations (including Rosebel).

        In 2001, monitoring of all the effluents of Cambior, including those at Niobec mine, achieved 100% and only one of the annual toxicity samples was negative. Effluent compliance at the Omai mine was also maintained at 100%. Periodic analysis of samples taken from the Omai and Essequibo rivers indicates that the results are well within the regulatory limits of the Environmental Protection Act of 1996 (Guyana). At no time during 2001 was there detectable cyanide in the Omai or Essequibo rivers.

        In 2002, all of Cambior's operating and administrative units maintained their ISO 14001 certification as a result of the 2002 registrar's audit of the Company's EMS. The EMS of the Niobec mine obtained ISO 14001 certification thereby bringing all of Cambior's operations in compliance with this international standard. At the Rosebel project, the environmental impact assessment prepared in 2002, was approved in 2003 by the Government of Suriname. Cambior has undertaken to operate within World Bank Guidelines at Rosebel.

        During 2002, all Canadian operations became subject to the new Federal Metal Mining Effluent Regulations and the Canadian operations with processing facilities (Doyon, Sleeping Giant and Niobec) became subject to the Québec Industrial Wastes Reduction Program. In 2002, all effluents were compliant with regulations.

        Environment-related expenses for operating sites totalled more than $5.5 million in 2002. These expenses were mainly related to provisions for reclamation (45%), tailings ponds (8%), and reagent costs for effluent treatment (26%).

        Cambior is also active in environmental research projects through partnerships with universities or members of the mining industry. Recent research subjects include mine acid drainage, the application of biotechnology to solve environmental problems, a study on the fate of cyanide in mine tailings, the bio-availability of metals and the toxicity of effluents.

        None of the environmental measures taken by Cambior should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium- and long-term financial impact of these standards lies in the cost of mine site reclamation during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations, and no material adverse effect on earnings is expected in the future. Cambior believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

6.4    Human Resources

        The following table illustrates the evolution of the Company human resources throughout the year 2002.

	2002
SECTOR
	1Q	2Q	3Q	4Q
Mouska Mine	125	126	124	123
Sleeping Giant Mine	190	191	187	194
Doyon Mine	435	433	430	428
Longueuil Executive Office	30	30	32	35
Val-d'Or Registered Office & Technical Services	13	16	16	20
Camroc Division	43	42	51	53
Construction Division	4	5	6	8
Exploration Canada	7	8	9	8
CANADA: Total	847	851	855	869
Carlota Project	1	1	1	1
UNITED STATES: Total	1	1	1	1
International Exploration	9	9	9	9
Omai Gold Mines Ltd.	767	738	725	692
Rosebel Gold Mines N.V.	45	47	92	127
INTERNATIONAL: Total	821	794	826	828
TOTAL CAMBIOR EMPLOYEES	1,669	1,646	1,682	1,698

        The above table does not include the 230 employees working at the Niobec mine as these individuals are employees of Mazarin, the manager of mine operations. Information regarding the Niobec mine workforce is provided in section 3.2 of Item IV.

        Among the employees numbered in the above table, 300 hourly workers at the Doyon mine, 92 hourly workers at the Mouska mine, 142 hourly workers at the Sleeping Giant mine and 371 hourly workers at the Omai mine are unionized.

Expiration dates of the collective agreements

Omai(1) — Hourly employees	February 28, 2003
Doyon — Hourly employees	November 30, 2006
Mouska — Hourly employees	October 17, 2004
Sleeping Giant — Hourly employees	July 31, 2007
Niobec(2) — Hourly, clerical and technical employees	April 30, 2004

(1)
The Omai mine is owned by OMAI Gold Mines Limited, a subsidiary of Cambior. Negotiations for a new collective agreement are ongoing.

(2)
Niobec employees are under contract with the mine operator, Mazarin Inc.

        Employees at Cambior's other development projects are not unionized. Overall, the management of Cambior as well as management of the Niobec mine consider labour relations with their respective employees to be satisfactory.

6.5    Research and Development

        Cambior participates in several research projects on mining, processing and the environment, which are conducted through universities, private research centres and consortiums.

        Cambior is a funding member of COREM (consortium of mineral research) with 11 other mining companies. COREM carries out research and technology transfer activities in the field of treatment and transformation of mineral substances in conformity with the objectives of sustainable development. The annual budget of COREM is Cdn $10 million and Cambior's contribution is Cdn $300,000 per year.

        Cambior is also a funding participant of the Natural Sciences and Engineering Research Council of Canada (NSERC), Industrial Chair on Sites Remediation and Management at University of Montreal's École Polytechnique. Its committed contribution amounts to Cdn $75,000 per year over a five-year period ending in 2004.

6.6    Taxes

        Cambior currently earns taxable income almost exclusively through its operations in Canada and Guyana. Cambior's activities in other countries are not currently revenue producing.

Canada

        Cambior Inc. is subject to federal income tax in Canada on its worldwide earnings, although earnings of the Company's foreign subsidiaries are not generally subject to tax until repatriated to Canada. Some of the foreign subsidiaries operate in countries which have concluded a tax treaty with Canada and, in consequence, active business income earned in those countries would be exempt from Canadian taxes when repatriated to Canada. However, earnings of foreign subsidiaries operating in other countries could attract Canadian taxes depending on the tax rate in the relevant foreign country. The Company's Canadian operations are also subject to provincial income tax. The statutory combined corporate tax rate is approximately 38%, reduced to an effective tax rate of approximately 29% by the application of the resource allowance. The Company is also subject to Québec mining duties at a statutory rate of 12%.

United States

        Cambior USA and its wholly-owned subsidiaries file their United States Federal income tax return on a consolidated basis. The top marginal rates are presently 35% for regular tax and 20% for alternative minimum tax. At December 31, 2002, Cambior USA had approximately $78.2 million of cumulative regular tax benefits that were derived from past net operating losses, available to offset future income tax. These amounts are subject to adjustment upon a subsequent audit by the Internal Revenue Service. Cambior USA and its wholly-owned subsidiaries are also subject to state and local taxes in jurisdictions in which they are engaged in business operations.

Guyana

        From 1993 to 1999, the operations of OGML in Guyana were subject to corporate income tax in Guyana at a rate of 33.75% per year. Since 2000, commercial production at the Omai mine is subject to the 35% prevailing corporate income tax rate. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures may be depreciated on a straight-line basis over five years. Withholding taxes on dividends paid, if any, to foreign shareholders are levied at a 6.25% rate; however, there is no withholding tax on interest. Legislative stability of taxation rules and rates is guaranteed by the Mineral Agreement referred to above in subsection 4.2.1 of Item IV.

6.7    Mining Development and Construction

        The Company formed, at the end of 1994, two in-house divisions to support project implementation and operations. Their goal consists of optimizing performance of said divisions' respective activities with a view to achieving greater effectiveness in terms of costs and timetable compliance.

        The objective of the Camroc Mining Development Division, which grouped together a number of non-unionized employees that varied from 42 to 53 employees during the year 2002, is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with the Company's priorities. This division provides in-house contract mining services, and its services are charged to other companies on competitive terms.

        The objective of the Projects and Construction Division, which grouped together 8 non-unionized employees of Cambior as at December 31, 2002, is to form and manage teams of professionals and technicians specialized in planning, implementing and supervising construction activities of mine facilities and infrastructure. This division occasionally acted in the past as an independent building contractor for third parties on arm's-length terms.

6.8    Intellectual Property

        Operations of the Company are not dependent upon or subject to patents or intellectual property licenses.

Item V    Selected Consolidated Financial Information

1.    For Each of the Last Five Fiscal Years

	2002	2001	2000	1999	1998
	(in millions of dollars, except for per share amounts)
Total revenues(1)	204.2	198.2	210.6	229.0	254.2
EBITDA(1, 2)	40.4	39.4	51.2	63.6	84.6
Net earnings (loss)(3)	(8.1)	(8.2)	(81.6)	(373.6)	(13.8)
Net earnings (loss) per share	(0.06)	(0.09)	(1.12)	(5.29)	(0.20)
Total assets	279	252	283	522	809
Total debt	28	51	130	214	166
Deferred revenue	37	49	—	—	—
Dividends per share(4)	—	—	—	0.025	0.05

(1)
This data concerns continuing operations only. The comparative data has been reclassified accordingly.

(2)
Earnings before interest, taxes, depreciation, depletion and amortization, non-hedge derivative gain (loss) and writedown of assets.

(3)
In 2000, the Company changed its accounting policy for written call options and variable volume forward contracts. This change in accounting policy was applied retroactively.

(4)
Under the terms of the 1999 and 2001 credit agreements, Cambior has committed not to pay dividends in 2000, 2001 and 2002. Under the terms of the 2003 Credit Facility, Cambior has committed not to pay any dividends until Commercial Completion (as defined in the 2003 Credit Facility) of the Rosebel project. The right to pay dividends thereafter is subject, however, to prior notice and meeting certain financial ratios.

EBITDA

        A measure of EBITDA is included because the Company believes that this information will help in understanding the level of the Company's operational earnings and assessing its performance in 2002 compared to the prior year. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the Company's core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are presented below.

EBITDA

Reconciliation of EBITDA to GAAP net loss:

        Earnings before interest, taxes, depreciation and amortization, writedown of mining assets and non-hedge derivative loss (gain) are summarized as follows:

(in thousands of $)	2002	2001	2000	1999	1998
Net loss GAAP	(8,052)	(8,239)	(81,610)	(373,617)	(13,756)
Add:
Non-hedge derivative loss (gain) and other	14,565	1,645	(41,761)	18,600	3,400

Earning (Loss) before non-hedge derivative loss (gain)	6,513	(6,594)	(123,371)	(355,017)	(10,356)
Depreciation, depletion and amortization	28,834	34,944	53,984	56,581	50,700
Amortization of deferred stripping costs	2,290	—	—	—	—
Financial expenses	2,399	5,565	18,712	7,823	6,649
Writedown on mining assets and investments	—	5,419	94,321	156,533	24,130
Restructuring charges	—	—	518	49,261	—
Income and mining taxes	353	115	(148)	7,729	6,572
Minority interest	—	—	—	694	1,801
Results of discontinued operations	—	—	7,192	139,952	5,059

EBITDA	40,389	39,449	51,208	63,556	84,555

Revenues

        Revenues for 2002 were $204.2 million. EBITDA amounted to $40.4 million in 2002 compared to $39.4 million in 2001. The increase in revenues in 2002 was due to a higher price realized on gold sales offsetting the decline in quantity sold due to lower output from the Omai mine, and higher niobium sales following the successful commissioning of the plant extension in 2001.

        Revenues for 2001 were $198.2 million, slightly lower than the previous year due to a decrease of $32 per ounce in the realized price of gold sold. EBITDA amounted to $39.4 million in 2001 compared to $51.2 million in 2000. The reduction in revenues is mainly due to a decrease in the realized price of gold to $289 per ounce in 2001, compared to $321 per ounce in 2000. The reduction in gold revenues was partially offset by higher niobium sales following the successful plant expansion at Niobec in 2000 which represent 10% of total revenues.

        In 2000, revenues from continuing operations totalled $210.6 million, down 8.0% from 1999. The decrease in revenues in 2000 was due to a lower average realized gold price than in 1999 ($321 compared to $356 per ounce in 1999) and lower ferroniobium production from the Niobec mine, due to a lower head grade and a longer than anticipated start-up phase following the completion of the construction work required to increase the processing capacity. Higher gold production at the Omai mine, resulting from higher processing throughput, grade and gold recovery, partially offset the above factors.

        The Company had revenues from continuing operations of $229.0 million in 1999, down 9.9% from 1998. At $254.2 million, 1998 revenues from continuing operations were 11.1% higher than the 1997 revenues of $229 million. The decrease in revenues in 1999 is mainly due to a lower realized gold price than in 1998 ($356 per ounce compared to $389 per ounce) and a drop in production at the Omai mine resulting from lower grades. The realized price for gold sales in the fourth quarter was negatively affected by the terms of the standstill agreement with the banking syndicate. For 1999 ferroniobium production represented 6% of these same revenues.

        As a result of its revenue protection program, the Company has realized, over the last fifteen years, with the exception of the year 2002, a premium over the average market price for its gold production.

	2002	2001	2000	1999	1998
Average realized price ($/oz)	308	289	321	356	389
Average market price ($/oz)	310	271	279	279	294
Premium discount ($/oz)	(2)	18	42	77	95
Premium discount (in million $)	(1)	11	25	49	61

Earnings

        During 2002, the Company incurred a net loss of $8.1 million ($0.06 /share), compared to losses of $8.2 million ($0.09/share) and $81.6 million ($1.12/share) in 2001 and 2000, respectively.

        The improved operating margin in 2002 is mainly attributable to an increase in revenues from a higher realized gold price and increased niobium sales, and a decrease in depreciation charges resulting from lower gold production and increasing reserves.

        EBITDA in 2002 was $40.4 million as compared to $39.4 million for 2001. Higher realized gold price per ounce sold contributed to the revenue and EBITDA increase in 2002.

        The Company realized an average gold price of $308 per ounce in 2002. For the first time in fifteen years the gold hedging program generated, in 2002, a realized price that was lower than the average market price for the year ($2 per ounce).

        During 2001, the Company incurred a net loss of $8.2 million ($0.09/share) including a $5.4 million writedown of the Omai mine, a significant reduction relative to the net loss of $81.6 million ($1.12/share) incurred in 2000 when writedowns of assets totalled $94.3 million, and to the net loss incurred in 1999 of $373.6 million ($5.29/share) which included a writedown of $156.5 million.

        EBITDA in 2001 was $39.4 million compared to $51.2 million for 2000. Lower realized gold price per ounce sold contributed to the revenue and EBITDA decline in 2001. The gold hedging program allowed the Company to generate a realized gold price of $289 per ounce in 2001, a premium of $18 per ounce compared to the average market price.

        In 2000, the net loss was $81.6 million, or $1.12 per share, compared to a net loss of $373.6 million or $5.29 per share in 1999. Results of 2000 include a writedown of mining assets and investments of $94.3 million, reflecting the reduction in the gold price assumption used by the Company to calculate its reserves, and a non-hedge derivative gain of $41.8 million resulting from the mark-to-market evaluation of the Company's derivative instruments not accounted for as a hedge.

        EBITDA totalled $51.2 million in 2000 compared to $63.6 million in 1999. The decrease of $12.4 million compared to 1999 is attributable to a lower realized gold price partially offset by higher production from the gold assets and lower exploration expenses.

        The net loss for 1999 was $373.6 million, or $5.29 per share, compared to a net loss of $13.8 million or $0.20 per share for 1998, and net earnings of $2.7 million or $0.04 per share for 1997. The loss for 1999 is mainly attributable to a writedown of mining assets and investments of $156.5 million, a restructuring charge of $49.3 million and a loss from discontinued activities of $140.0 million. EBITDA totalled $63.6 million in 1999 compared to $84.6 million in 1998.

        The gold hedging program allowed the Company to generate a realized gold price of $356 per ounce in 1999, a premium of $77 per ounce compared to the market price. The average realized price for 1998 was $389 per ounce.

        The $13.8 million ($0.20 per share) net loss incurred in 1998 resulted from a non-cash writedown of mining assets and investments of $24.1 million posted by the Company in light of sustained weakness in the gold market. This writedown was mainly attributable to the write-off of the Metates gold/silver property in Mexico and the devaluation of certain assets and investments.

Assets and Liabilities

        The Company's total assets amounted to $279 million at December 31, 2002, compared to $252 million at the end of 2001.

        Property, plant and equipment totalled $200.2 million at December 31, 2002 compared to $194.7 million at the end of 2001. The 2002 amount includes $47.5 million for projects at the exploration and development stage (including $30.8 million for the Rosebel project), compared to $28.3 million in 2001. The construction and development of these projects are subject to the securing of financing for their development and favourable market conditions for commodity prices.

        Cash and short-term investments increased by $28.2 million during the year to stand at $42.8 million at December 31, 2002. This increase is mainly due to proceeds of equity issues less reimbursements made pursuant to the 2001 Agreements. Working capital, excluding cash, short-term investments and the current portion of the long-term financial obligations, totalled $6.1 million compared to $10.2 million at December 31, 2001. The long-term debt, including the portion due within one year of $1.1 million amounts to $28.0 million at year-end compared to $51.1 million at the beginning of 2002.

        Deferred revenue of $36.7 million is related to the Company's obligation as at December 31, 2002 to deliver 155,758 ounces of gold under the prepaid gold forward sales agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under such prepaid agreement. The estimated fair value of the obligation is $49.2 million on December 31, 2002.

        The estimated mark-to-market value of the non-hedge derivative instruments decreased by $11.7 million from December 31, 2001 to a liability of $6.4 million at December 31, 2002, due to an increase in the price of gold and the elimination of variable volume forward positions, in spite of a major reduction in the number of non-hedge derivative instruments.

        During 2002, the Company reduced its gold hedging commitments by 600,000 ounces, representing 32% of commitments, through scheduled deliveries and closure of contracts, buy-back of commitments and restructuring of the variable volume forward sales into fixed forwards thereby eliminating 207,000 ounces of potential sales.

        The $51.1 million increase in shareholders' equity in 2002 resulted from the issuance of shares totalling $61.2 million and the $1.5 million variation in cumulative translation adjustment resulting from the strengthening of the Canadian dollar compared to its value at the end of 2001 partially offset by the $8.1 million loss for the year. The shareholders also approved the transfer of the contributed surplus balance to the deficit. Benefiting from improved capital market conditions for gold companies, Cambior strengthened its balance sheet through the addition of $57.6 million in permanent capital as a result of the issuance of 55.3 million common shares in 2002. The additional capital was used to reduce the 2001 Credit Facility by $27.8 million and added to cash resources to fund the development of the Rosebel project.

        During 2001, the Company's main priority was the reimbursement of the 1999 credit facility and the reduction of its financial obligations. On January 12, 2001, Cambior concluded the 2001 Agreements with a syndicate of four banks and a prepaid gold forward sale agreement arranged by a major financial institution. Drawdowns of $118.6 million proceeds from these agreements were used to reimburse the 1999 credit facility of $115.6 million and a $3.0 million mortgage loan. During the year, the Company further reduced its debt with the conversion of Jipangu $10 million mortgage loan into common shares through two private placements:

  •
  On January 18, 2001, Cambior closed a $6.3 million private placement whereby Jipangu subscribed 15 million common shares at a price of $0.42 per share. Proceeds were used to reduce Jipangu's mortgage loan in respect of Cambior's 50% interest in the Niobec mine, to $3.7 million.

57

  •
  The balance of this loan was entirely repaid in late September 2001 with a $3.7 million private placement whereby Jipangu subscribed 6,491,228 common shares at a price of $0.57 each.

        The Company also reduced its financial obligations with the repayment of $13.3 million of the 2001 Credit Facility from the sale proceeds of the El Pachón project and with the delivery of 25,960 ounces under the prepaid gold forward sale agreement.

        The 2001 Credit Facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan both due on December 31, 2005. Such facility bore interest at LIBOR rate plus 3% until December 31, 2001 and, thereafter, the interest spread varied from 2% to 3% based on the results of the quarterly loan life protection ratio ("LLPR") calculation.

        The Company also had to comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times (ratio of the net present value of projected cash flows to the senior net senior debt outstanding). The 2001 Credit Facility was secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of OGML held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

        On October 26, 2001, in connection with the Company's acquisition of Golden Star's 50% interest in the Rosebel property located in Suriname, the Company concluded an agreement with Jipangu for a Cdn $5.8 million private placement and the exercise by Jipangu on October 31, 2001, of 2.1 million previously issued common share purchase warrants for Cdn $3.4 million. This subscription agreement provided for the issue of 4,950,000 units at a price of Cdn $1.17 per unit, each unit consisting of one common share and one warrant, each entitling its holder to purchase one additional common share at an exercise price of $0.83 until November 30, 2002. This private placement closed on December 12, 2001.

        At December 31, 2000, the Company's total assets amounted to $282.7 million compared to $521.7 million at December 31, 1999. The decrease was attributable to the sale of the aforementioned assets and a $94.3 million asset writedown taken in 2000. Net property, plant and equipment therefore declined by $220.8 million from $456.7 million at December 31, 1999 to $235.9 million at December 31, 2000. Cash decreased by $2.4 million from $5.9 million at December 31, 1999 to stand at $3.5 million at December 31, 2000. Working capital, excluding cash and the current portion of the long-term debt, totalled $10.8 million compared to $12.6 million at December 31, 1999. Lower settlements receivable, production inventories and supplies inventory, attributable to the sale of the zinc mines, were offset by a decrease in current liabilities resulting from the payment of the 1999 unpaid portion of the restructuring expenses and the sale of the zinc mines. Prior to giving effect to the final phase of the financial restructuring, which transactions were completed on January 12, 2001, long-term debt totalled $129.5 million at the end of 2000, including the current portion of $118.5 million.

        Deferred gains of $8.1 million at December 31, 2000, correspond to unamortized realized gains resulting from the conversion of gold loans into dollar loans in preceding years and gains deferred in 2000 resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to December 31, 2000. The $13.7 million decrease in 2000 is mainly due to the year's depreciation.

        On May 5, 2000 Cambior completed a private placement whereby Jipangu subscribed 5,000,000 Units at a price of $1.00 (approximately Cdn $1.47) per Unit, such placement ultimately resulted in the holding by Jipangu of 5,000,000 common shares of Cambior and 5,000,000 common share purchase warrants ("Warrants"). Each Warrant entitled Jipangu to subscribe one additional common share at a price of Cdn $1.60 per share (approximately $1.01 per share) until October 31, 2001. Some 2,100,000 warrants were exercised on October 31, 2001 and the remainder expired without being exercised.

        At their annual general and special meeting held on May 7, 2002 and June 22, 2000, the Company's shareholders adopted resolutions to apply amounts available from the contributed surplus account of $23,047,000 in 2002 to reduce the Company's accumulated deficit, and to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999.

        On December 22, 1999, in accordance with the restructuring of its gold hedging program, the Company entered into the 1999 credit agreements whereby the maximum credit available was then limited to the amount due at that date, being $212 million, and the possibility of conversion of the loan into a gold loan was eliminated. As well, all of the loan obligations matured on December 31, 2000 and no additional loans were permitted.

        Bonds secured by a hypothec for a maximum amount of Cdn $600 million have been pledged as security for obligations under the 1999 credit agreements, gold hedging and base metals commitments and foreign exchange contracts. This hypothec consisted of a first-ranking fixed charge on the Doyon, Mouska, Bouchard-Hébert and Langlois mines, and a charge on all of the other assets of the Company for a maximum amount of Cdn $700 million.

        At December 31, 1999, the Company's total assets amounted to $522 million compared to $809 million at December 31, 1998. The decrease was primarily attributable to the $296 million asset writedown (including discontinued operations assets) taken on December 31, 1999. Cash decreased by $16 million, mainly in the fourth quarter, due to the restrictions imposed by the financial creditors on hedging operations and to related financial expenses.

        As at December 31, 1998, the Company's total assets amounted to $809 million, compared to total assets of $765 million as at December 31, 1997. This $44 million increase was mainly attributable to the acquisition of the remaining interest in the Doyon mine. Cash had decreased by $29 million to $22 million as a result of investments in mining assets. Total debt had increased by $25 million to reach $166 million at the end of 1998.

        On February 3, 1998, the Company completed a public offering of 10.2 million common shares at a price of Cdn $7.50 per share for net proceeds of Cdn $73.1 million. Net proceeds have been used to pay the first instalment of the purchase price for the residual 50% interest in the Doyon mine.

        On July 28, 1998, Cambior had signed an agreement with a banking syndicate for a credit facility of 750,000 ounces of gold or $250 million (the "1998 Credit Facility"). Advances under the 1998 credit facility could then be denominated at the Company's option as gold loans, dollar LIBOR loans or dollar Base Rate loans. The 1998 Credit Facility consisted of a $250 million revolving credit amortized over a five-year period.

2.    For the Quarters of the Last Two Fiscal Years

	2002					2001
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
	(in millions of dollars, except for per share amounts)
Total revenues	49.5	48.8	52.6	53.3	204.2	47.5	49.9	48.4	52.4	198.2
Earnings before the under noted items	1.5	0.6	3.2	3.9	9.2	(5.3)	(1.4)	(0.3)	5.8	(1.2)
Non-hedge derivative gain (loss) and other	(11.9)	(3.7)	0.8	(2.5)	(17.3)	4.4	(9.5)	(8.2)	11.7	(1.6)
Writedown of assets	—	—	—	—	—	—	—	—	(5.4)	(5.4)
Net earnings (loss)	(10.4)	(3.1)	4.0	1.4	(8.1)	(0.9)	(10.9)	(8.5)	12.1	(8.2)
Net earnings (loss) per share	(0.10)	(0.02)	0.03	0.01	(0.06)	(0.01)	(0.12)	(0.09)	0.12	(0.09)

        Revenues totalled $49.5 million in the first quarter of 2002 as compared to $47.5 million for the same quarter last year. EBITDA was $9.9 million (9¢ per share) compared to $6.5 million (7¢ per share) for the corresponding quarter of 2001. Direct mining costs for the first quarter of 2002 were $207 per ounce, a slight decrease over the unit cost of the corresponding quarter in 2001 ($219 per ounce).

        The realized gold price was $289 per ounce compared to $281 per ounce in the corresponding quarter of 2001. During the quarter, the gold market showed a significant improvement in the gold price with an average price of $290 per ounce.

        The gold price at March 31, 2002 was $24 per ounce higher than at December 31, 2001 resulting in a negative adjustment of $11.6 million to the mark-to-market value for non-hedge derivative instruments which include call options and the variable volume forwards. The non-cash loss was attributable to the valuation of the derivative instruments included in the revenue protection program of the Company, which are not considered as hedges under accounting standards. The fair value of these derivatives was a negative $6.3 million, compared to a positive value of $5.3 million at December 31, 2001.

        The net loss was $10.4 million (10¢ per share) for the first quarter compared to a net loss of $0.9 million (1¢ per share), for the corresponding quarter in 2001. The adjusted net earnings before the non-hedge derivative gain and other is $1.5 million in 2002 compared to an adjusted loss of $5.4 million in 2001.

        Revenues totalled $48.8 million in the second quarter of 2002 compared to $49.9 million for the same quarter last year. EBITDA was $8.4 million (6¢ per share) compared to $9.4 million (10¢ per share) for the corresponding quarter of 2001. The lower gold production in 2002 was offset by a higher realized gold price and increased sales from the Niobec Division. EBITDA was lower due to higher exploration and business development costs, and general and administrative charges. Accounting realized gold price was $311 per ounce during the second quarter of 2002 compared to $288 per ounce in 2001.

        Earnings, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, were $0.6 million (0¢ per share) compared to a loss of $1.4 million (2¢ per share) for the corresponding quarter of 2001. The second quarter net loss includes non-hedge derivative losses and other of $3.7 million compared to $9.5 million for the corresponding quarter of 2001. The non-hedge derivative loss of the second quarter of 2002 was due to the increase in the price of gold from $301 per ounce on March 31, 2002 to $319 per ounce on June 30, 2002 and to the loss related to the conversion of call options and variable volume forward into forward instruments.

        Revenues totalled $52.6 million in the third quarter of 2002 compared to $48.4 million for the same quarter last year. EBITDA was $11.2 million compared to $9.9 million for the corresponding quarter of 2001. Higher revenues in 2002 were mainly attributable to higher realized prices for the sale of gold.

        During the third quarter, the Company realized a price of $315 per ounce compared to an average market price of $314 per ounce which was up $8 per ounce over the average of the previous quarter.

        Due to a reduction in the number of optionalities and, despite an increase in the closing price of gold from $319 per ounce at the end of June 2002 to $324 per ounce at the end of September 2002, the mark-to-market value of these non-hedge derivatives was increased by $2.9 million. The Company also recognized a realized loss of $2.1 million related to the call options and variable volume forward converted into fixed forward. Earnings for the third quarter of 2002, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments was $3.2 million compared to a loss of $0.3 million for the corresponding period in 2001. Including these adjustments, a non-hedge derivative gain of $0.8 million in 2002 and a loss of $8.2 million in 2001, the Company incurred earnings of $4.0 million (3¢ per share) for the third quarter of 2002 compared to net loss of $8.5 million (9¢ per share) for the corresponding quarter in 2001.

        Revenues totalled $53.3 million in the fourth quarter of 2002 compared to $52.4 million for the same quarter last year mainly due to higher sales of niobium. EBITDA was $10.8 million compared to $13.7 million for the corresponding quarter of 2001.

        During the fourth quarter of 2002, the gold hedging program incurred a net loss of $2 per ounce compared to the average market price of $322 per ounce, giving an accounting realized price of $320 per ounce compared to $294 per ounce during the fourth quarter of 2001.

        Due to an increase in the closing price of gold from $324 per ounce at the end of September 2002 to $343 per ounce at the end of December 2002, a negative adjustment of $1.8 million to the mark-to-market value of the non-hedge derivative instruments was necessary. In addition, a loss of $0.7 million related to the conversion of call options into forwards was accounted for during the fourth quarter.

        The net earnings was $1.4 million (1¢ per share) for the fourth quarter of 2002 compared to net earnings of $12.1 million (12¢ per share), for the corresponding period in 2001. The net earnings before the non-cash adjustment on derivative instruments and other and writedown of assets were $4 million for the fourth quarter of 2002 compared to earnings of $5.9 million in 2001.

3.    Dividends

        The Company has not paid any dividends since 1999. Pursuant to the 1999 credit agreements, Cambior had committed not to pay dividends or make other like distributions, and this commitment was maintained under the 2001 Agreements. Under the terms of the 2003 Credit Facility, Cambior has committed not to pay any dividends until the Commercial Completion (as defined in the 2003 Credit Facility) of the Rosebel project. The payment of dividends thereafter is subject, however, to the obligation to give prior notice thereof to the 2003 Financial Creditors and meeting certain financial ratios.

Item VI    Management's Discussion and Analysis

        All information required for this section can be found in the section entitled "Management's Discussion and Analysis" on pages 10 through 24 of the Company's Annual Report for the year ended December 31, 2002.

Item VII    Market for Securities

        From the closing of the Company's initial public offering on August 13, 1986 until December 7, 1999, Cambior's common shares traded on the Montreal and Toronto stock exchanges under the symbol CBJ. Due to the restructuring of all Canadian stock exchanges, Cambior's shares no longer trade on the Montreal Exchange and continue to trade on the Toronto Stock Exchange. Cambior's common shares also trade on the American Stock Exchange (NASDAQ-AMEX) since June 27, 1994.

Item VIII    Directors and Officers

The current list of Cambior's directors is as follows:

Name and Municipality of Residence	Principal Occupation	Director since	Number of Common Shares Over Which Control was Exercised as at March 28, 2003
ALEXANDER G. BALOGH(1)(2) Oakville, Ontario	Corporate Director	1997	1,412
TODD BRUCE(3) Unionville, Ontario	Mining Executive	2003	—
GUY G. DUFRESNE(1)(3) Outremont, Québec	President and Chief Executive Officer Québec Cartier Mining Company (iron ore extraction and manufacturing company)	1995	30,000
GRAHAM FARQUHARSON(1)(4) Toronto, Ontario	President Strathcona Mineral Services Limited (mining consultant and project management firm)	1993	51,820
MICHEL GAUCHER(2) Montreal, Québec	Chairman of the Board Dynamis Group, Inc. (cogeneration and recycling projects construction and management firm)	1988	1,412
LOUIS P. GIGNAC Brossard, Québec	President and Chief Executive Officer Cambior Inc.	1986	413,869
JONATHAN C. GOODMAN(1) Toronto, Ontario	President and Chief Executive Officer of Dundee Precious Metals Inc. (closed-end investment company) and of Dundee Resources Ltd. (resource holding company)	2003	—	(5)
JOHN W.W. HICK(3) Toronto, Ontario	President and Chief Executive Officer Geomaque Explorations Ltd. (mining company)	2000	—
ROBERT NORMAND(3) Rosemère, Québec	Corporate Director	2000	33,000
HIROSHI OTSUKA(3)(4) Tokyo, Japan	Controller Jipangu Inc. (gold investment private company)	2002	—	(6)
KAZUO SHUTO(2)(4) Tokyo, Japan	Director Jipangu Inc. (gold investment private company)	2003	—	(6)

(1)
Member of the Corporate Governance and Human Resources Committee.

(2)
Member of the Safety and Sustainability Committee.

(3)
Member of the Audit Committee.

(4)
Nominee proposed for election as director by Jipangu.

(5)
Dundee Precious Metals Inc. controls an aggregate of 7,294,700 common shares.

(6)
Jipangu exercises control or direction over 44,611,194 common shares.

        Each director provided the Company with the information regarding the number of common shares over which he exercises control or direction.

        All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions. Mr. Todd Bruce has 20 years of experience in the mining industry. From February 1996 to January 2003, he was President and Chief Operating Officer of IAMGold Corporation, a mining company whose shares are listed on the Toronto Stock Exchange and the American Stock Exchange. Mr. Hiroshi Otsuka has held the abovementioned occupation since December 2001. From 1999 to 2001, Mr. Otsuka was general manager, public relations and general affairs, for Taito Corp., a game and amusement company and prior thereto, he was general manager, sales administration, for Noevir Co., Ltd. a cosmetics company since 1995.

        Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The current list of Company officers is as follows:

Name and Municipality of Residence	Occupation	Officer since	Number of Common Shares Over Which Control was Exercised as at March 28, 2003
GUY G. DUFRESNE Outremont, Québec	Chairman of the Board	1998	30,000
LOUIS P. GIGNAC Brossard, Québec	President and Chief Executive Officer	1986	413,869
RÉJEAN GOURDE Port of Spain (Trinidad and Tobago)	Senior Vice President, Guiana Shield	1995	72,327
RAYNALD VÉZINA Val-d'Or, Québec	Senior Vice President, Canada	1988	87,875
NORMAND BÉDARD Beloeil, Québec	Vice President, Human Resources	1995	6,507
BRYAN A. COATES Candiac, Québec	Vice President, Finance and Chief Financial Officer	2001	87,473
MARC DAGENAIS St. Bruno, Québec	Vice President, Legal Affairs and Assistant Corporate Secretary	1997	13,916
ROBERT MÉNARD Boucherville, Québec	Vice President, Projects and Construction	1994	47,699
SERGE VÉZINA St. Bruno, Québec	Vice President, Industrial Engineering and Environment	2001	6,707
LUCIE DESJARDINS Blainville, Québec	Corporate Secretary and Senior Legal Counsel	2002	521
PIERRE BÉLIVEAU Boisbriand, Québec	Corporate Controller	2001	10,784
ANDRÉ LE BEL Rosemère, Québec	Assistant Corporate Secretary and Senior Legal Counsel	2000	5,265

        Each officer provided the Company with the information regarding the common shares over which he or she exercises control or direction.

        The occupation of Chairman of the Board is held by an outside and unrelated director. All of the above-mentioned officers have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions. Prior to July 2001, Mr. Bryan A. Coates was Vice President, Finance and Administration at Compania Minera Antamina S.A. where he participated in the development of one of the world's largest base metals mine. Mrs. Lucie Desjardins is a member of the Quebec Bar since 1986. Prior to November 2002, she practiced law with major law firms in the City of Montreal, Province of Québec, mainly in the fields of corporate, commercial and securities law.

        As at March 28, 2003, directors and senior officers of Cambior as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 531,513 common shares or 0.31% of all issued and outstanding common shares of Cambior.

Interest of management and others in material transactions

        On July 19, 2002, the Company completed a $361,000 private placement of 129,455 flow-through shares to a group of employees including five officers.

        Fees in the amount of $46,440 were paid to Strathcona Mineral Services Limited, a mining consultant and project management firm of which Mr. Graham Farquharson, a member of the Board of Directors of the Company, is President, for review of the Rosebel feasibility study and independent review of mineral reserves.

Item IX    Additional Information

        In connection with the filing of this Annual Information Form ("AIF") dated May 20, 2003 Cambior hereby undertakes to provide to any person or company, upon request to the Corporate Secretary of the Company:

  (a)
  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed with respect to a distribution of its securities,

  (i)
  one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

  (iii)
  one copy of the information circular of the Company with respect to its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

  (iv)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

        Other information, including information on directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and the interests of insiders in material transactions, where applicable, is set forth in the information circular of the Company dated April 4, 2003, for the annual general meeting of shareholders held on May 9, 2003 and which involved the election of directors (the "Circular"). Additional financial information is given in the comparative financial statements to the end of the last fiscal year presented on pages 25 to 63 of the Company's Annual Report for the year ended December 31, 2002. The Circular and the Annual Report are available to the public as provided for by Section 87 of the Securities Act (Québec).

U.S. SECURITIES AND EXCHANGE
COMMISSION

CAMBIOR INC.

FORM 40-F

ANNUAL REPORT
DECEMBER 31, 2002

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS INCLUDED
IN THE ANNUAL REPORT FOR THE
YEAR ENDED DECEMBER 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

        During 2002, Cambior Inc. focused on three main priorities to increase shareholder value: creation of financial capacity while reducing its financial obligations, investment in high return opportunities, and appreciation of Cambior's share price to reflect its net asset value.

        The following provides a review of the Company's activities and performance during the past three years and provides an insight into the Company's strategy for the future.

CAMBIOR INC.

        Cambior is principally a gold mining company engaged in all facets of the mine life cycle including exploration, development and operation and closure upon depletion. The Company also holds a 50% interest in a niobium mine and from time to time reviews the potential production of other minerals to complement its gold mining operations. The Company also provides mine contracting services on a limited basis to other mining companies.

        The Company operates in North and South America, with its main operating bases in Québec, Canada, and the Guiana Shield (Guyana, Suriname).

        During 2002, the Company continued to execute a program aimed at rebuilding value for its shareholders which was initiated in 2001 following the completion of its financial restructuring program. This program was necessitated following a liquidity crisis caused by the acceleration of the debt repayment schedule under the 1998 credit facility and the requirement to buy back gold on the open market to meet sales commitments in October 1999. The restructuring resulted in the sale of its base metal mines in Canada and copper projects in South America, as well as other non-strategic assets. The sales proceeds and operating cash flow in 2001 and 2002 were mainly applied to debt reduction. As part of the restructuring, Cambior concluded a $65 million credit facility agreement on January 12, 2001, and negotiated a $55 million prepaid gold forward sales agreement.

        The creation of shareholder value in the mining industry is dependent on the acquisition or discovery of mineral reserves or resources, access to capital to develop these reserves, commodity prices and the successful production of metals and minerals. Mining is subject to several risks which are described further in the section "Risks and Uncertainties".

GOLD AND NIOBIUM MARKETS

        The Company's revenues are generated predominantly from the sale of gold with the remaining portion from the sale of ferroniobium, a strengthening additive used in the steel alloy industry.

  Gold Market

        The gold market is relatively small in comparison to other major commodities, and is influenced by:

  1)
  Demand from the jewelry and industrial sectors;

  2)
  Investment demand;

  3)
  Mine supply and producer hedging and de-hedging transactions;

  4)
  Central Bank sales;

  5)
  Political events; and

  6)
  Stability of financial markets.

        The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are Central Banks. Some of the more significant European holders of reserves which had indicated a desire to convert their reserves into cash entered into an agreement ("Washington Agreement") in September 1999 to ensure an orderly disposition. It is anticipated that this agreement will be renewed prior to its expiry in September 2004.

        The relatively small size of the gold market can result in significant fluctuations based on major variations in demand and supply. The gold price fluctuations for the past 25 years based on the London Bullion Market Price are presented below:

Gold Price—London PM Fix (US$/oz)

        During 2002 and early 2003, the price of gold rebounded from its low of $256 per ounce in 2001, reaching $380 per ounce in February, 2003. The improved price environment is due to:

  1)
  Increased investment interest;

  2)
  Aggressive reduction in hedging commitments by mine producers;

  3)
  Decline in the U. S. dollar against other currencies;

  4)
  Gold production decline in the medium-term following the reduction in exploration investment in the latter part of the 1990s;

  5)
  Monetary policies favourable to reflation of world economies;

  6)
  Political tensions in the Middle East and in North Korea, and the continued threat of terrorism; and

  7)
  Continued weakness and uncertainties in the financial markets.

        As required by the Company's debt covenants, Cambior maintains a revenue protection program to secure minimum cash flow to cover its operating costs and meet its financial obligations. During 2002, as a result of its improved financial condition, the Company was able to reduce the hedging requirement from 70% to 35% of gold production until 2005.

        During 2002, the Company reduced its gold hedging commitments by 600,000 ounces, representing 32% of commitments, through:

  •
  Scheduled deliveries and closure of contracts;

  •
  Buy-back of commitments; and

  •
  Restructuring of the variable volume forward sales into fixed forwards thereby eliminating 207,000 ounces of potential sales.

        The Company will further reduce its gold hedging commitments to 800,000 ounces by the end of 2003, the minimum level imposed by the banks for granting the new credit facility to fund the development of the Rosebel project. The minimum level of hedges is 30% of Cambior's production until the end of 2007, but may be renegotiated upon reaching certain milestones. No further hedges need to be added to meet this level of hedging under the new credit facility.

  Niobium Market

        Niobium consumption grew moderately despite flat production, due to an increase in the amount of niobium used in production and special alloys. Cambior and its joint venture partner in Niobec mine participated in the market expansion and estimate that have maintained their targeted 15% share of the worldwide supply. The niobium market includes a dominant producer located in Brazil who has maintained a market share of approximately 70%.

CONSOLIDATED OPERATIONS

        During 2002, the Company incurred a net loss of $8.1 million ($0.06/share), compared to losses of $8.2 million ($0.09/share) and $81.6 million ($1.12/share) in 2001 and 2000, respectively.

The table below summarizes the operating profit from mining operations:

(in millions of $)	2002	2001	2000
Revenues	204.2	198.2	210.6

Operating costs	146.6	144.7	145.5
Refining and transportation	2.3	2.1	2.0
Royalties	5.4	4.6	4.9

Mining operations	154.3	151.4	152.4
Depreciation, depletion and amortization	28.8	34.9	54.0

Total mine expenses	183.1	186.3	206.4

Operating profit	21.1	11.9	4.2

        The improved operating margin in 2002 is mainly attributable to an increase in revenues from a higher realized gold price and increased niobium sales, and a decrease in depreciation charges resulting from lower gold production and increasing reserves.

REVENUES

Revenues from continuing operations during the past three years are as follows:

	2002	2001	2000
Revenues (in millions of $)
Gold	178.6	178.8	193.8
Niobium and others	25.6	19.4	16.8

Total	204.2	198.2	210.6

        The increase in revenues in 2002 was due to a higher price realized on gold sales offsetting the decline in quantity sold due to lower output from the Omai mine, and higher niobium sales following the successful commissioning of the plant expansion in 2001. The decline in revenues in 2001 from the previous year corresponded to a decline in the realized gold price. The realized gold price per ounce over the past three years was $308 in 2002, $289 in 2001 and $321 in 2000.

Consolidated gold production and mine operating costs were:

	2002		2001		2000
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
Omai mine	319,600	221	354,300	214	330,000	227
Doyon Division	216,200	228	228,700	209	231,700	214
Sleeping Giant mine (50%)	33,000	220	31,900	217	39,000	175
Other mines(1)	—	—	—	—	12,200	161

Total	568,800	223	614,900	212	612,900	217

(1)
The Bouchard-Hébert and Langlois mines were sold on May 1, 2000.

The summary analysis and outlook for Cambior's operating units are as follows:

OMAI MINE

        Located in Guyana, South America, the Omai mine is Cambior's largest gold mine, representing 56% of the Company's consolidated gold production in 2002. The Omai mine is an open-pit operation with a 21,000-tonne-per-day cyanidation and carbon-in-pulp (CIP) mill. In 2002, mining of the Wenot pit was completed; only the Fennell pit remains in production.

        In 2002, gold production at the Omai mine was 319,600 ounces, surpassing the original 2002 mine plan by 12%. This excellent performance was mainly due to a higher grade milled, resulting from additional high-grade ore from the Wenot pit and higher hard rock throughout and lesser low-grade stockpile mill feed. The mill processed 7.7 million tonnes of ore (21,200 tonnes per day) at an average grade of 1.41 g Au/t, with the Fennell pit providing over 66% of the mill feed. To date, the Omai mine has produced a total of 2.9 million ounces of gold.

Omai operating and financial statistics

	2000	2001	2002	Target 2003
Tonnage mined (000 t)	24,800	21,815	17,811	8,344
Tonnage milled (000 t)	7,875	7,903	7,727	5,907
Grade milled (g Au/t)	1.40	1.50	1.41	1.56
Gold recovery (%)	93	93	92	93
Production (oz Au)	330,000	354,300	319,600	272,800

Direct mining cost ($/oz)	252	231	224	197
Deferred stripping ($/oz)	(26)	(17)	(5)	17
Refining and transportation ($/oz)	2	2	3	2
By-product credits ($/oz)	(1)	(2)	(1)	—

Mine operating cost ($/oz)	227	214	221	216
Royalties ($/oz)	14	12	15	16

Total cash costs ($/oz)	241	226	236	232
Depreciation ($/oz)	83	46	39	33
Reclamation ($/oz)	2	2	2	2

Total production costs ($/oz)	326	274	277	267

Mineral reserves (oz)	1,278,000	947,000	629,300

        The operating cost per tonne milled was $9.13 for 2002. Due to the lower head grade, the mine operating cost increased to $221 per ounce. Increased unit costs are also due to the impact of deferred stripping and higher fuel costs attributable to geo-political events in Iraq and Venezuela. Capital expenditures for 2002 totaled $4.5 million, mainly for deferred stripping.

        The mine operations are subject to a 5% royalty on gold production, payable in-kind to the Government of Guyana. In connection with the Rosebel transaction, Cambior increased its ownership in OMAI Gold Mines Limited by acquiring Golden Star Resources Ltd. shareholdings. The effect of this transaction is limited, however, as Cambior has always received 100% of cash flow for funding the development of the mine.

        Mineral reserves at Omai declined over the year, as the mine was able to replace only 9% of the gold produced in 2002. Calculated at $325 per ounce, the mineral reserves stand at 629,300 ounces of gold contained at year-end 2002, mostly located in the Fennell pit. Unless a new ore body is identified through the ongoing exploration program, the mine will complete its activities in 2005. Closure costs are estimated at $4.5 million.

        Exploration work continued on the Omai River and Quartz Hill properties, adjacent to the Omai mine concession. Stream sediment samples returned excellent results and drilling completed in the fourth quarter of 2002 identified a geological environment showing similarity to the Wenot deposit. A drilling program will test additional gold targets in 2003. In addition, with continuing improvement in the gold price, the Company will re-evaluate the Eagle Mountain property, located approximately 80 kilometers by road from the Omai mine. Work on this project stopped in 1997 following the collapse in the price of gold. Additional drilling is required to expand and upgrade the resources. A development scenario can now be considered which takes into account the current price environment as well as the availability of the Omai plant and processing facilities in late 2005.

  Outlook

        For the next three years, the Omai mine will be a significant generator of free cash flow. In 2003, the Omai mill is scheduled to process 5.9 million tonnes of ore grading 1.6 g Au/t at a recovery rate of 93%. The production target for 2003 is 272,800 ounces of gold at an estimated mine operating cost of $216 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. The lower gold production for 2003 is due to a lower tonnage milled due to depletion of all sources of saprolite and alluvial (soft rock) in the second quarter. Since the low-grade soft rock stockpile will supply only 3% of the mill feed, the mill grade will improve, reflecting the direct feed grade from the Fennell pit. In 2003, a portion of the mill will be dismantled and transferred to the Rosebel project. Installation of additional secondary crushing equipment will maintain hard rock throughput at Omai.

        Capital expenditures for the remainder of the mine life are expected to be minimal.

DOYON DIVISION

        The Doyon Division is comprised of two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometers east of Rouyn-Noranda, in the Province of Québec, Canada. Wholly-owned by Cambior, the Doyon property covers an area of approximately 2,870 hectares.

        For 2002, the Doyon Division produced 216,200 ounces of gold at a mine operating cost of $228 per ounce. The decrease in production is due to a 10% lower mill throughput in the last quarter of the year due to a relatively harder mix of ore; also, the grade from the underground mines was slightly lower. The mill processed 1,287,000 tonnes of ore (3,500 tonnes per day) at an average grade of 5.5 g Au/t.

Doyon Division Operating and Financial Statistics

	2000	2001	2002	Target 2003
Tonnage milled (000 t)
Underground mines	1,250	1,178	1,248	1,229
Low grade stockpile	87	161	39	84

Total	1,337	1,339	1,287	1,313
Grade milled (g Au/t)
Underground mines	5.9	6.2	5.6	5.7
Low grade stockpile	1.6	1.0	1.0	1.0

Average	5.6	5.6	5.5	5.4
Gold recovery (%)	96	96	96	96
Production (oz Au)	231,700	228,700	216,200	217,900

Direct mining cost ($/oz)	214	209	228	242
Refining and transportation ($/oz)	1	1	1	1
By-product credits ($/oz)	(1)	(1)	(1)	(2)

Mine operating cost ($/oz)	214	209	228	241
Royalties ($/oz)	1	1	2	2

Total cash costs ($/oz)	215	210	230	243
Depreciation ($/oz)	98	67	63	69
Reclamation ($/oz)	5	6	5	5

Total production costs ($/oz)	318	283	298	317

Mineral reserves (oz)	1,459,900	1,430,900	1,366,300

        Capital expenditures for the Doyon Division totaled $8.1 million in 2002, slightly higher than in 2001, due to an increase in exploration and development drilling, and the purchase of mine equipment.

        Current proven and probable mineral reserves at the Doyon Division stand at 8.0 million tonnes at a grade of 5.3 g Au/t, representing 1.4 million ounces contained. As a result of the increased deep drilling program in 2002, measured and indicated mineral resources increased to 1.9 million tonnes at a grade of 3.6 g Au/t and inferred mineral resources amounted to nearly 6.3 million tonnes at a grade of 5.2 g Au/t.

  Outlook

        The 2003 production target for the Doyon Division will be maintained at 218,000 ounces of gold at an estimated mine operating cost of $241 per ounce. The higher operating costs are related to additional development for stope preparation. The mill is expected to process 1.3 million tonnes at a grade of 5.4 gAu/t. The total tonnage milled should include 1.2 million tonnes grading 5.7 g Au/t from the underground mines and 84,000 tonnes grading 1.0 gAu/t from the low grade surface stockpile.

        Capital expenditures for 2003 are estimated at $8.9 million, mainly for underground exploration and the development of the mineral reserves in the extensions of the mineralized zones of the Doyon and Mouska mines, as well as for the raising of the dikes at the Doyon tailings pond. The 2003 exploration program (surface and underground) and mineral reserve development program will include more than 75,000 meters of diamond drilling. The drilling program will focus on the extensions of known lenses at depth and to the north, and the newly discovered higher-grade mineralized zones between levels 12 and 14 in the eastern part of the mine. These new mineralized zones were discovered during the 2002 drilling program and included intersections of 23.2 g Au/t over 4.5 meters and 20.5 g Au/t over 4.6 meters. Following further delineation of the zones, the Company intends, if warranted, to aggressively pursue development plans to gain access to this ore which will have a favourable impact on gold production as the grade exceeds current average reserve grade. At the Mouska Mine, a deep drilling program, initiated in 2002, will be continued with the objective of identifying the necessary reserves to justify a mine-deepening program.

SLEEPING GIANT DIVISION

        The Sleeping Giant mine in northwestern Québec in Canada is a high-grade, vein-type underground gold mine managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).

        For 2002, Cambior's share of production from the Sleeping Giant mine totalled 33,000 ounces of gold at a mine operating cost of $220 per ounce. Increased production was due to a higher grade from Zone 8.

Sleeping Giant Operating and Financial Statistics

50%	2000	2001	2002	Target 2003
Tonnage milled (000 t)	111	107	101	81
Grade milled (g Au/t)	11.1	9.6	10.5	12.1
Gold recovery (%)	98	97	97	97
Production (oz Au)	39,000	31,900	33,000	31,000

Direct mining cost ($/oz)	179	221	225	235
Refining and transportation ($/oz)	1	1	2	1
By-product credits ($/oz)	(5)	(5)	(7)	(6)

Mine operating cost ($/oz)	175	217	220	230
Royalties ($/oz)	—	—	—	—

Total cash costs ($/oz)	175	217	220	230
Depreciation ($/oz)	54	44	46	53
Reclamation ($/oz)	1	1	1	6

Total production cost ($/oz)	230	262	267	289

Mineral reserves (oz)	60,400	79,100	77,400

        During the year, Cambior's share of capital expenditures totaled $1.8 million, principally related to the purchase of mine equipment and deferred development.

        Cambior's share of the mineral reserves stands at 189,000 tonnes at 12.7 g Au/t, representing 77,400 ounces of gold contained. The 2002 exploration program confirmed the extension of Zone 8 over more than 150 meters towards the south and the presence of the vein at depth.

  Outlook

        Cambior's share of the targeted production for 2003 is 31,000 ounces of gold at an estimated mine operating cost of $230 per ounce. Despite a higher head grade, unit costs are slightly higher than last year due to a lower mill throughput.

        A 56,200-metre exploration and drilling program is scheduled in 2003 on the extensions of the mineralized zones at depth and in other high potential sectors of the mine in order to extend mineral reserves and resources. A shaft-deepening program to access mineral resources at depth is currently being evaluated and it is expected that a feasibility study will be completed during the first quarter of 2003. Cambior's share of capital expenditures for 2003, excluding the mine-deepening program, is estimated at $2 million.

NIOBEC DIVISION

        The Niobec mine in northeastern Québec in Canada is jointly owned by the mine operator Mazarin Inc. (50%) and Cambior (50%), which is responsible for the worldwide marketing of the ferroniobium. Niobec is the only producer of niobium in North America and is the third-largest producer in the world. Niobec produces a pyrochlore concentrate that is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance. The milling capacity of the Niobec mine is 3,400 tonnes per day.

        In 2002, the Niobec Division maintained a strong performance with total sales reaching $23.5 million compared to $18.7 million in 2001. Divisional earnings amounted to $7.9 million in 2002, compared to $5.8 million in 2001.

        During the year, Cambior's share of capital expenditures totaled $1.2 million, mainly for underground mobile equipment and deferred development.

        Mineral reserves at the Niobec mine increased by 26% during 2002. Cambior's share of proven and probable mineral reserves currently total 11.9 million tonnes at an average grade of 0.65% Nb2O5, compared to 9.1 million tonnes at an average grade of 0.68% Nb2O5 at year-end 2001. More than 90% of the overall mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenditures required for their extraction. Since it began operating over 26 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. This significant increase in reserves has a positive impact on the mine life, which is at least 18 years at the current mining rate. There is still a high probability of expanding this deposit at depth.

  Outlook

        It is anticipated that niobium sales and earnings levels attained in 2002 will be maintained in 2003. Cambior's share of capital expenditures is estimated at $1.9 million mainly for underground infrastructure development and the construction of a new tailings pond.

ROSEBEL PROJECT

        Cambior had held a 50% interest in the Rosebel project from 1994 until May 16, 2002, when it acquired Golden Star Resources' 50% interest for a consideration of $8 million and a price participation royalty of 10% of the excess gold price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore.

        The Rosebel property was optioned in 1992 by Golden Star from a state-owned mining company. The terms and conditions relating to the Rosebel project are governed by a Mineral Agreement and subsequent amendments, which were formally approved by the Suriname National Assembly. The Mineral Agreement is very similar to the one in effect for the Omai mine in Guyana and outlines various business conditions, including:

  •
  The right to export gold;

  •
  The right to hold funds in foreign bank accounts;

  •
  The right to access local currency at market rates;

  •
  The right to import goods, with few exceptions, on a duty-free basis;

  •
  An income tax rate of the lesser of the statutory rate in effect and 45%;

  •
  International dispute resolution mechanisms; and

  •
  A debt-to-equity capital structure of 4:1.

        Cambior also obtained the elimination of two options held by a State-owned company for up to a 40% participation in exchange for a 5% carried interest in the share capital of the operating company and redeemable shares for $2 million to be granted to the Government upon commencement of commercial production. The Rosebel operating company's capital structure is similar to that of OMAI Gold Mines Limited in that it requires the reimbursement of all capital invested prior to distribution of dividends to common shareholders.

        Following the acceptance of the Feasibility Study and the granting of the 25-year renewable Right of Exploitation by the Government of Suriname for the Rosebel project and the completion of financing and political risk insurance coverage, the Company officially announced the construction release for the project in January 2003.

        The development of the Rosebel project is of great significance to the Company as it contains 50% of the Company's current proven and probable mineral reserves and has high potential to further increase mineral reserves.

        The Rosebel project's general environment is very similar to that of the Omai mine, thus enabling the Company to draw on its more than 12 years of development and operating experience in the Guiana Shield. The project does have advantages over the Omai mine in easier access via the national highway and the availability of hydro-electrical power. The Company has negotiated a long-term power agreement that is indexed to the price of gold.

        The capital cost for the Rosebel project is expected to amount to $95 million over a 14-month construction period. Outlays as of December 31, 2002 amounted to $5.9 million. The project will be financed by bank financing ($43 million), available cash resources and internal cash flow, and by using some equipment from the Omai mine.

        The project is expected to commence commercial production in the first quarter of 2004, with an initial gold production rate of 270,000 ounces per year at a direct mining cost of $157 per ounce. The current mining plan calls for the mine to produce an average of 220,000 ounces per year over nine years at a direct mining cost under $200 per ounce.

        The Rosebel project is expected to maintain the Company's annual gold production rate above the 500,000-ounce level and reduce the overall average production cost.

OTHER EXPENSES

  Exploration and business development

        With its improved financial condition and in accordance with its strategy, the Company has increased its investment in grassroots exploration and in business development. The expenditures are focused on gold in Québec, Guyana and Peru. In Peru, the Company is joint-venturing some of its properties to increase the level of work. The Company has also increased its land position in the Huamachuco area, which has been very active since the Alto Chicama discovery by Barrick Gold Corporation. The discovery is in the area of the La Arena Project, which is owned entirely by Cambior and where indicated resources of more than 400,000 ounces contained have been identified to date.

The geographic breakdown of the exploration and business development costs is as follows:

(in millions of $)	2002	2001	2000
Canada	1.3	0.7	0.5
Guyana	0.5	0.8	0.1
Peru	1.8	0.7	0.7
Suriname	—	0.4	0.3
Others	0.6	0.8	0.8

Total	4.2	3.4	2.4

        The Company finances exploration expenditures from internal cash resources, the issuance of flow-through shares for Canadian exploration which transfers the tax deduction to the owner of the shares, and through government incentives.

  General and administrative

        General and administrative costs amounted to $4.9 million in 2002, compared to $3.9 million in 2001 and $4.6 million in 2000. The increase in costs in 2002 is attributable to higher capital tax charges, additional costs related to the investor relations program, and costs related to the continuous improvement program. As part of its restructuring program in 2000, the Company implemented measures to reduce administrative costs such as the relocation of the Executive Offices from Montreal to Longueuil. The current level of administrative costs should be maintained in the future.

  Financial expenses

        Financial expenses have decreased substantially as a result of the decrease in long-term debt and the lower interest rates on these obligations.

	2002	2001	2000
Long-term debt (in millions of $)	28.0	51.1	129.5
Financing expenses (in millions of $)	2.4	5.6	18.7
Average LIBOR rate (%)	1.8	3.6	6.5
Average interest rate on Credit facility (%)	4.0	7.7	14.4

        During 2003, the Company anticipates that the financial charges on the income statement will be further reduced as the majority of the interest expense charges will be capitalized with the Rosebel project.

  Writedown of assets

        In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis using the future undiscounted cash flow method. In its evaluation, the Company considers the proven and probable reserves available, metal prices expected to be realized based on long-term forecasts and the Company's commitments under its Revenue Protection Program, and projected operating and capital costs in its long-term mining plans.

        The following table summarizes the details of the reduction in carrying value over the past three years.

(in millions of $)	2002	2001	2000
Omai mine	—	5.4	42.4
Doyon Division	—	—	46.9
Mining projects	—	—	4.6

Writedown of mining assets	—	5.4	93.9
Writedown of investments	—	—	0.4

Total	—	5.4	94.3

        There were no reductions in asset values in 2002. The reduction in carrying value at Omai in 2001 was attributable to the revenue protection program that was put in place to comply with the hedging covenant of 70% of its estimated net future gold production during the loan period. The program was finalized in a market environment that did not allow it to meet the $300 per ounce valuation target. The reductions in 2000 were due to a decrease in the long-term price of gold used for cash flow projections from $325 to $300 per ounce.

  Loss on foreign exchange from reduction in net investment

        As a result of a reduction in the net investment in its Canadian operations, which are accounted for as self-sustaining subsidiaries, the Company is required to recognize $0.5 million and $0.9 million losses on foreign exchange, in 2002 and 2001, respectively.

  Non-hedge derivative gain (loss)

        The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is dependent on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method.

        Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in the earnings during the period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004. The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

	Dec. 31 2002	Dec. 31 2001	Dec. 31 2000
Closing gold market price ($/oz)	343	277	273
Mark-to-market value of hedge derivative instruments (in millions of $)	(37.3)	3.5	0.7
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (in millions of $)	(6.4)	5.3	6.1

Estimated mark-to-market value—Revenue protection program (in millions of $)	(43.7)	8.8	6.8

	2002	2001	2000
Impact on earnings of non-hedge derivative instruments (in millions of $)
Mark-to-market value at the end of the year	(6.4)	5.3	6.1
Mark-to-market value at the beginning of the year	5.3	6.1	(35.7)

	(11.7)	(0.7)	41.8
Deferred non-hedge derivative loss related to the conversion of non-hedge derivative instruments into hedge derivative instruments	(5.1)	—	—

Non-hedge derivative gain (loss)	(16.8)	(0.7)	41.8

        Due to the large reduction in optionalities in 2002, the Company does not anticipate further significant impact on earnings from this item.

  Income and mining taxes

        As a result of higher asset values for tax purposes than accounting values (higher undepreciated tax pools) and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations in Canada. The value of the excess tax values over accounting book value and the accumulated tax losses have not been recognized on the Company's balance sheet. Details of tax pools available to offset future income taxes are outlined in note 17 to the consolidated financial statements of the Company.

  Discontinued operations

        In order to accomplish its restructuring program in early 2000, the Company divested itself of interests in its base metal assets. Accordingly, these assets were accounted for under discontinued operations.

Results from discontinued operations are detailed as follows:

	2002	2001	2000
Zinc production (tonnes in concentrate)	—	—	19,600
Copper production (tonnes in concentrate)	—	—	2,600
Financial information (in millions of $)
Operating margin	—	—	6.6
Attributed portion of general and administrative and financial expenses	—	—	5.0
Writedown and care and maintenance expenses of mining assets El Pachón and La Granja	—	—	7.9
Loss on foreign exchange from reduction in net investment	—	—	0.9

Net loss	—	—	(7.2)

        The carrying value of the various development projects, including the La Granja and El Pachón copper projects was reduced in 2000 by $7.9 million. The sale of the El Pachón copper project in 2001 concluded the financial restructuring program. During 2001, care and maintenance expenses and corporate and financial charges related to the remaining assets held for sale were accounted for against a provision established in 2000 for discontinued operations.

        Following the completion of its restructuring program, the Company reinstated the Carlota Project as a continuing operation in September 2001.

QUARTERLY REVIEW

        The following table details revenues and net earnings (loss) by quarter for the last eight quarters.

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002	Year 2002
Total revenues (in millions of $)	47.5	49.9	48.4	52.4	198.2	49.5	48.8	52.6	53.3	204.2
Adjusted earnings (loss) before non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes (in millions of $)	(5.4)	(1.3)	(0.2)	0.4	(6.5)	1.5	0.8	3.3	4.0	9.6
Net earnings (loss) (in millions of $)	(0.9)	(10.9)	(8.5)	12.1	(8.2)	(10.4)	(3.1)	4.0	1.4	(8.1)
Basic net earnings (loss) per share (in $)	(0.01)	(0.12)	(0.09)	0.12	(0.09)	(0.10)	(0.02)	0.03	0.01	(0.06)
Diluted net earnings (loss) per share (in $)	(0.01)	(0.12)	(0.09)	0.12	(0.09)	(0.10)	(0.02)	0.02	0.01	(0.06)

Basic weighted average number of common shares outstanding (in thousands)	88,730	90,563	91,586	100,345	92,834	107,276	140,852	154,738	156,652	140,055
Effect of dilutive stock options (in thousands)	—	—	—	1,615	—	—	—	2,229	3,614	—
Effect of dilutive warrants (in thousands)	—	—	—	1,300	—	—	—	6,256	13,403	—

Diluted weighted average number of common shares outstanding (in thousands)	88,730	90,563	91,586	103,260	92,834	107,276	140,852	163,223	173,669	140,055

CONSOLIDATED CASH FLOWS

  Operating Activities

        The cash flow from operating activities declined by $50.5 million in 2002 in comparison to the previous period. The 2001 results included the net proceeds of $48.9 million from undelivered gold which were collected under the Prepaid Gold Forward Sales Agreement and accounted for as deferred revenue.

        The following table outlines the cash flow from operating activities adjusted for deferred revenue during the period:

(in millions of $)	2002	2001	2000
Cash flow from operating activities	30.8	81.3	25.7
Deferred revenue	—	(55.0)	—
Deferred revenue—delivery of gold on the prepaid forward	12.2	6.1	—

Adjusted cash flow from operating activities	43.0	32.4	25.7

($ per share)
Cash flow from operating activities	0.22	0.88	0.35
Adjusted cash flow from operating activities	0.31	0.35	0.35

        The increase in adjusted cash flow in 2002 is due to higher revenues, lower financial charges, a reduction in working capital investment mainly as a result of reduction in production inventories, and an increase in payables. The 2001 adjusted cash flow was higher than that of 2000, mainly as a result of lower financial charges.

        In determining cash flow from operating activities, the Company is required to reflect the cash received from gold and foreign exchange contracts delivered at dates earlier than the original designation date under its hedge accounting policy. The statement of operations recognizes the gain at the original designation date. The summary of the adjustments to cash flow is as follows:

(in millions of $)	2002	2001	2000
Deferred gains (loss) from anticipated delivery of gold	(0.1)	4.1	2.4
Amortization of deferred gains:
• Gold	(2.9)	(8.1)	(14.1)
• Foreign exchange contracts	—	—	(2.0)

Non-cash reduction adjustment	(2.9)	(8.1)	(16.1)

  Investing Activities

        A summary of investments in property, plant and equipment and proceeds from asset sales is as follows:

(in millions of $)	2002	2001	2000
Continuing operations
Canada
Doyon Division	8.1	7.6	10.7
Sleeping Giant	1.8	1.0	1.1
Niobec	1.2	1.0	3.1
OMAI Gold Mines Ltd.	4.5	8.3	8.8
Rosebel project development	12.7	—	—
Projects and other	1.9	1.8	(10.3)

Sub-total	30.2	19.7	13.4
Discontinued operations	—	(12.4)	(64.9)

Total	30.2	7.3	(51.5)

  Continuing operations

        The investment in continuing operations consisted mainly of the acquisition of mining equipment, deferred mine exploration and development, and deferred stripping at the Omai mine. In 2001, the Company benefited from a $1.3 million non-refundable grant from the Government of Québec, to fund exploration at its Mouska, Doyon and Sleeping Giant mines. The grant reduced the amount of investment required from Cambior.

        During 2002, the Company completed the transaction announced on October 31, 2001 for the acquisition of an additional 50% interest in the Rosebel gold project located in Suriname. As part of this transaction with Golden Star Resources Ltd., Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share interest in OMAI Gold Mines Limited. Consideration paid by Cambior includes:

  •
  $5 million at closing;

  •
  three payments of $1 million each to be paid no later than the second, third and fourth anniversary of closing discounted at an interest rate of 5%; and

  •
  a price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional rock portions and in excess of $350 per ounce from the hard rock reserve of the Rosebel property, less the 2.25% royalty payable to the Government of Suriname.

        Cambior has concluded a feasibility study and initiated construction of the project with an expected capital cost of $95 million, including $5 million of equipment transferred from Omai.

        Other project expenditures in 2002 and 2001 were related to investment and property maintenance costs at the Carlota copper project. Proceeds of $10 million were received in 2000 from the sale of the Cambior de México subsidiary, which included the Company's interest in the Cerro San Pedro gold project.

  Discontinued operations

        In 2001, the El Pachón copper project was sold for total consideration of $15 million, with $13 million paid in September 2001 and $2 million due at the time the purchaser makes a production decision, but no later than September 2005. The $2 million receivable was discounted at a rate of 6.125% and is recorded in investments. In 2000, the Bouchard-Hébert and Langlois zinc mines and the La Granja project were sold for total net cash proceeds of $75.8 million, including working capital items of $5.9 million.

  Financing activities

        Benefiting from improved capital market conditions for gold companies, Cambior strengthened its balance sheet through the addition of $57.6 million in permanent capital following the issuance of 55.3 million common shares in 2002. The additional capital was used to reduce the 2001 credit facility by $27.8 million and added to cash resources to fund the development of the Rosebel project.

        As part of its restructuring program, the Company concluded the 2001 Credit Facility Agreement on January 12, 2001, with a syndicate of four banks and a Prepaid Gold Forward Sales Agreement arranged by a major financial institution. Drawdowns of $118.6 million in proceeds from these agreements were used to reimburse the 1999 credit facility of $115.6 million and a $3.0 million mortgage loan. During 2001, the Company further reduced its debt with the conversion of Jipangu Inc. 's $10 million mortgage loan into common shares through two private placements. The Company again reduced its financial obligations with the repayment of $13.3 million of the 2001 credit facility from the sales proceeds of the El Pachón project and with the delivery of 25,960 ounces under the Prepaid Gold Forward Sales Agreement.

  2001 credit facility

        The 2001 credit facility consisted of a $55.0 million five-year non-revolving term loan with a maturity date of December 31, 2005, and a $10.0 million revolving loan due on December 31, 2005. The minimum repayments were $5.0 million in 2001, $5.0 million in 2002, $20.0 million in each of 2003 and 2004 and $15.0 million in 2005. In the event of asset disposals, issuance of equity or subordinated debt, or realization of free cash flow from operations, the Company could have been required to make mandatory prepayments of borrowings, which percentage of such cash proceeds would have been determined based on the results from the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding. The 2001 credit facility bore interest at LIBOR plus 2% to 3% based on the results of the quarterly LLPR calculation.

        Under the 2001 credit facility, the Company was required to maintain various covenants and financial ratios, including the establishment of a Mandatory Hedging Program (the "Program") discussed later in the section of "Hedging Program—Gold Sales". As part of the Program, Cambior could roll forward its contracts up to the final maturity date of the 2001 credit facility and was not subject to margin calls.

        The 2001 credit facility was subject to an up-front fee of $1.3 million. Cambior also issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005.

        The Company also had to comply with various other covenants and financial ratios, including annual limits as to the net senior debt to EBITDA ratio, a minimum interest coverage ratio and an LLPR of over 1:1 at all times.

        The 2001 credit facility was secured by a first-ranking fixed-charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in the Sleeping Giant and Niobec mines, a specific pledge on shares of OMAI Gold Mines Limited held by Cambior and on shares of the Company's US subsidiaries, and a general security interest on all other assets of the Company.

        This Credit facility has been replaced by a new credit facility as reported in note 21, Subsequent event.

  Prepaid Gold Forward Sales Agreement

        Under the terms of the $55.0 million Prepaid Gold Forward Sales Agreement (the "prepaid agreement"), Cambior is committed to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the prepaid agreement were accounted for as deferred revenue and presented in the operating activities in the consolidated cash flows statement. In connection with the prepaid agreement, the gold delivery obligations under the previously existing Variable Volume Forward ("VVF") contracts were reduced by 27% for the period from January 2001 to October 2007. As a result, the maximum quantities to be delivered under VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

        As per the terms of the prepaid agreement, the Company delivered 51,919 ounces of gold in 2002 and 25,960 ounces in 2001, valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the consolidated cash flows statement of the Company.

        Under the terms of the prepaid agreement, the Company is also required to maintain a Mandatory Hedging Program as described under the 2001 credit facility. The counter-party to the prepaid agreement benefits pari passu from the same security over Cambior's assets as the lenders under the 2001 credit facility.

  Subordination of Mortgage Loan

        In 2001, as part of the restructuring plan, Cambior entered into an agreement with Jipangu Inc. for the conversion of Jipangu's $10.0 million first-ranking mortgage on Cambior's 50% interest in the Niobec mine into equity and subordinated debt.

        On January 18, 2001, Jipangu, pursuant to a $6.3 million private placement, subscribed to 15.0 million common shares of the Company at a price of $0.42 per share. Then on September 25, 2001, a $3.7 million private placement was concluded whereby Jipangu subscribed to 6.5 million common shares at a price of $0.57 per share. Proceeds from these private placements were used to repay in full Jipangu's mortgage loan of $10.0 million.

  Deferred charges

        The deferred financing charges are related to the financial restructuring completed on January 12, 2001. These are being amortized over the term of the debt.

  1999 credit facility

        During 2000, the Company reimbursed a total of $96.6 million under the 1999 credit facility with proceeds received from the sale of the zinc mines, Cambior de Mexico S.A. de C.V. and the La Granja copper project, from the $5.0 million private placement with Jipangu Inc. concluded in May 2000 and from the $13.0 million mortgage loan on the Company's interest in Niobec. The Company also paid an amount of $8.0 million due to its hedge counter-parties as an investment in the restructured hedge positions.

  Mortgage loan

        On June 30, 2000, the Company entered into an agreement with Jipangu Inc. and a financial institution for a first-ranking mortgage loan on its 50% interest in the Niobec mine for an aggregate amount of $13.0 million, at a rate of LIBOR plus 2.5% or at the Base Rate. The facility had a term of 4.5 years and was repayable in 16 consecutive quarterly installments commencing March 30, 2001, with a maturity date of December 31, 2004. The mortgage was secured by the Company's 50% interest in the Niobec assets and by the Company's share of the cash flow generated from this mine. The mortgage loan was reimbursed in 2001.

  Issuance of shares and warrants

        On May 5, 2000, Jipangu Inc. subscribed, through a private placement, to 5.0 million common shares at a price of $1.00 and 5.0 million common share purchase warrants ("Warrants"). Each Warrant entitled Jipangu to purchase one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu exercised 2.1 million Warrants in connection with the Rosebel property interest purchase as mentioned in the Investing activities section. The remaining Warrants expired without being exercised.

        On July 25, 2001 Cambior concluded private placements of 0.8 million flow-through common shares at $0.65 (Cdn $1.00) per share, for proceeds of $0.52 million. The proceeds of this transaction were utilized to incur Canadian Exploration Expenses on some of the Company's exploration properties located in Québec, Canada.

        On December 12, 2001, Jipangu subscribed to 4.95 million units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3.7 million, each Unit consisting of one common share and a warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share prior to November 30, 2002. Jipangu exercised these warrants in 2002.

        On February 28, 2002, Cambior completed a private placement of 21.3 million special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17.3 million (Cdn $27.8 million). The proceeds were added to working capital. Each special warrant was exercised into one common share and one-half warrant with each whole warrant entitling its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $0.3 million, to purchase 1.1 million units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

        On May 16, 2002, Cambior completed a public offering of 27.3 million units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38.6 million (Cdn $60 million). The first 50% of the proceeds was used to reimburse the 2001 credit facility and the other 50% was added to working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters, estimated at $0.6 million, without payment of additional consideration, exercisable to purchase up to an aggregate of 1.4 million units at a price of Cdn $2.20 per unit.

        During 2002, some 6.5 million additional common shares were issued following the exercise of warrants issued previously, for total proceeds of $5.2 million.

        On July 19, 2002, Cambior concluded a private placement of 0.1 million flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $0.2 million (Cdn $0.3 million) used to incur Canadian Exploration Expenses on some of the Company's properties located in Québec, Canada.

CONSOLIDATED BALANCE SHEETS

        The Company's total assets amounted to $279.4 million at December 31, 2002, compared to $251.8 million at the end of 2001. The $27.6 million increase is attributable mainly to the increase in cash resources from the proceeds of the issuance of shares during 2002.

        Property, plant and equipment totaled $200.2 million compared to $194.7 million in 2001. The amount in 2002 includes $30.8 million for the Rosebel project and $16.7 million for projects in the exploration and development stage (23.7% of total value), compared to $28.3 million (14.5%) in 2001. The construction and development of these projects are subject to the securing of financing for their development and favourable market conditions for commodity prices.

        Cash and short-term investments increased by $28.2 million during the year to stand at $42.8 million at December 31, 2002. Working capital, excluding cash and the current portion of the long-term financial obligations, totaled $6.1 million compared to $10.2 million at December 31, 2001.

        The long-term debt, including the portion due within one year of $1.1 million, amounts to $28.0 million at year-end compared to $51.1 million at the beginning of 2002. The net debt position is as follows:

(in millions of $)	2002	2001
Long-term debt	28.0	51.1
Cash and short-term investments	(42.8)	(14.6)
Net debt	(14.8)	36.5

        As a result of the issuance of warrants during 2002, the Company has the potential to increase its capital base by $42.3 million (Cdn $65.5 million) through the issuance of 27.7 million shares following the exercise of warrants in 2003. The exercise of warrants is dependent upon the share price mainly at the date of expiration of the warrants.

        The Company is restricted under its credit facility to pay dividends and does not anticipate dividend payment to shareholders in the near term.

        Deferred revenue of $36.7 million is related to the Company's obligation as of December 31, 2002, to deliver 155,758 ounces of gold under the prepaid agreement. The value of these ounces was recorded at $235 per ounce representing the proceeds received under the prepaid agreement. The fair value of the obligation is $49.2 million at the gold price of $343 per ounce on December 31, 2002.

        The estimated mark-to-market value of the non-hedge derivative instruments as at December 31, 2002 decreased by $11.7 million from December 31, 2001, to a liability of $6.4 million due to an increase in the price of gold and in spite of a major reduction in the number of non-hedge derivative instruments.

        The $51.1 million increase in shareholders' equity in 2002 resulted from the issuance of shares totaling $61.2 million offset by the $8.1 million loss for the year, and the $1.5 million increase in cumulative translation adjustment resulting from the strengthening of the Canadian dollar compared to its value at the end of 2001. The shareholders also approved the transfer of the contributed surplus balance to the deficit.

ENVIRONMENT

        Cambior's mining and exploration activities are subject to various laws and regulations regarding environmental protection. These laws are constantly evolving and generally tend to impose increasing restrictions.

        The Company has incurred, and expects to incur in the future, costs with a view to ensuring compliance with these laws and regulations. The Company has estimated mine closure costs, including site reclamation;

these costs are charged to operations over the expected operating lives of the mines. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for reclamation and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities in the case of Canadian operations. Site reclamation costs are charged against a provision accumulated during the production phase.

These obligations are currently estimated as follows:

(in millions of $)
Doyon Division	17.8
Omai mine	4.5
Other mines	2.5

24.8

        An amount of $12.4 million has been provided for in the Company's balance sheet as at December 31, 2002. No cash resources have been set aside to meet these future obligations, and the Company has issued a letter of credit for $0.5 million to the Government of Guyana for closure cost guarantee for the Omai mine.

        All of the Company's operations are certified under the ISO 14001 standard for environmental management.

COMMUNITY DEVELOPMENT

        As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impacts of mining operations are often more noticeable in emerging countries. To this end, the Company implements development programs to assist in improving the quality of life of those residents neighbouring the mines, which can be sustained beyond the mine life.

PENSION OBLIGATIONS

        The Company maintains several post-retirement plans for its employees. The Company's obligation under these plans, in certain cases, is subject to estimates as described in note 12 to the consolidated financial statements. These estimates are compiled by professional advisors utilizing market assumptions in accordance with accepted practices. The ultimate obligation is subject to modifications as a result of the realization of these assumptions.

        At December 31, 2002, the Company had an excess unfunded liability over the fair value of assets of $2.7 million ($2.2 million as at December 31, 2001) related to a supplementary executive retirement plan for its senior executives.

        The Company will be proceeding with an actuarial evaluation of its pension plans in 2003. Some of the parameters may be modified which could impact the estimated financial obligations under the various pension plans.

MINERAL RESERVES

        Cambior's proven and probable mineral reserves at December 31, 2002, are outlined in the annual report. Mineral reserve estimates have been calculated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

        Mineral reserve estimates are subject to change based on variations in the commodity prices, further knowledge of the ore deposit, mining conditions and methods of extraction.

OFF BALANCE SHEET TRANSACTIONS

Hedging program—gold sales

        In accordance with the terms of its bank loan agreement and prepaid forward gold sales agreement, the Company has maintained a revenue protection program.

        Under the 2001 credit facility, the Company is required to comply with various covenants and financial ratios including a revised Mandatory Hedging Program ("the Program"), whereby it must ensure that:

  (i)
  total gold delivery commitments do not exceed 90% of proven and probable reserves;

  (ii)
  total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and

  (iii)
  sufficient hedges are in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June 2002.

        At December 31, 2002, the Company had minimum delivery obligations of 1,172,000 ounces of gold at an average price of $302 per ounce. The Company's commitments also included an additional 114,000 call options sold at an average price of $301 per ounce. The mark-to-market value of the total gold delivery commitments, calculated at the 2002 year-end gold price of $343 per ounce, was a negative amount of $43.7 million. The details of the hedging portfolio are included in note 18 of the notes to consolidated financial statements.

        The hedging counterparties are all participants in the 2001 credit facility and have agreed that the Company is able to reschedule gold delivery as long as it is delivered during the term of the loan and no margin calls are to be applied.

        To secure cash flow, the new Rosebel credit agreement includes a commitment to hedge 30% of the Company's gold production from 2003 until 2007. To comply with this commitment, the Company will not be required to add further positions. In addition, the lenders have agreed to reduce the level of this commitment following the achievement of certain milestones.

Hedging program—foreign exchange contracts

        All of the Company's production sales are in U. S. dollars. The Company from time to time enters into foreign exchange contracts to meet its Canadian dollar requirements to fund its operating activities in Canada. The forward sales commitments of $143.2 million for the purchase of Canadian dollars over the next four years is outlined in note 18 of the consolidated financial statements. The mark-to-market valuation of these contracts at December 31, 2002 is a loss of $3.2 million which has not been recognized on the consolidated statement of operations as the Company is applying hedge accounting to these transactions.

Hedging program—other

        The Company is also exposed to fluctuations in oil prices at its operations, and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of the items. At December 31, 2002, no contracts were outstanding for fuel or interest rate coverage.

HUMAN RESOURCES

        Cambior's success is in great part dependent on maintaining a competent and professional workforce. To motivate and retain this workforce, the Company maintains a competitive compensation program and a development and succession program for its key executive and operational management positions.

        As part of its compensation program, the Company offers an employee share purchase plan in which approximately 250 individuals participate. It is estimated that approximately 2% of the shares outstanding of the Company are held by directors, officers and employees. In addition, the Company has granted 5.7 million options, as described in note 13 to the consolidated financial statements.

        In 2002, the Company expanded its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. By the end of 2002, more than 1,000 employees had participated in two-day seminars providing insight into the Company's objectives and management policy.

        All of Cambior's current operations are unionized. During the year, the Company did not experience any work stoppages, compared to 2001 where unionized employees at the Mouska mine and the Niobec mine initiated labour stoppages of 22 and 9 days, respectively, as part of the labour negotiation process.

        In 2002, Cambior and its hourly employees at Doyon and Sleeping Giant renewed their collective agreements for periods ending in 2006 and 2007, respectively. The length of the contracts ensures stability and demonstrates the positive climate of confidence and respect between the parties. During 2003, the Company will negotiate the renewal of the Omai labour agreement.

        A legal or illegal work stoppage by the Company's employees could have an impact on the Company's financial results and obligations.

        The Company believes that it maintains satisfactory relations with its employees by providing competitive compensation and a secure and efficient working environment.

The expiry dates of the collective agreements are as follows:

Omai—Hourly employees	February 28, 2003
Doyon—Hourly employees	November 30, 2006
Mouska—Hourly employees	October 17, 2004
Sleeping Giant—Hourly employees	July 31, 2007
Niobec(1) — Hourly, clerical and technical employees	April 30, 2004

(1)
Niobec employees are under contract with the mine operator, Mazarin Inc.

        At year end, the Company employed 1,698 individuals (2001—1,652 individuals). The Company is also building up the workforce for its Rosebel project, and it is anticipated that the Company's total number of employees will increase to a level above 2,000 by the end of 2003.

LITIGATION

        OMAI Gold Mines Limited was a defendant in a representative action filed in 1998 in Guyana stemming from a tailings dam failure at the Omai mine in 1995. The representative action claimed the Guyanese equivalent of approximately $100 million and purported to represent 23,000 claimants. In early February 2002, the Company was advised that the class action proceeding had been dismissed by the High Court of the Supreme Court of Guyana.

        In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

RISKS AND UNCERTAINTIES

        Cambior is subject to various financial, operational and political risks within its mining operations that may affect its profitability and level of operating cash flow. Metal prices can be affected by many factors beyond the control of the Company, including war, political conflicts, inflation, changes in exchange rates, changes in supply and demand, and speculative activities. The Company is also subject to currency fluctuations at its Canadian operations as its production is sold in U. S. dollars and its operating and capital costs are in Canadian dollars. It is also subject to fluctuations in the price of oil which impacts its cost of production. Mining activities could be affected by a number of risks including industrial accidents, labour disputes, or unexpected ground conditions or geology. Fluctuations in interest rates and availability of capital can also have an impact on Cambior's costs and cash flow, as well as its ability to develop new projects. The Company carries out risk assessments and seeks to minimize these risks through:

  •
  careful planning, construction and operation of its facilities;

  •
  the hiring of competent personnel and development of their skills through training programs;

  •
  conducting independent audits and reviews; and

  •
  transferring some risks through the purchase of insurance (if economically feasible and coverage available) as well as the maintenance of commodity and currency hedging programs.

        As part of its risk mitigation measures, Cambior has subscribed to political risk insurance to cover certain investments in Guyana, Suriname and Peru. Coverage includes protection against expropriation, non-convertibility of funds and political violence.

CHANGES IN ACCOUNTING POLICIES

        The Company's accounting policies are in accordance with Canadian generally accepted accounting policies and mining industry practices.

        In 2002, the Company adopted the new Canadian standard with respect to "Stock-based Compensation and Stock Payments".

        There were no changes in Accounting Policy during 2001. However, in 2000 the Company modified its policies related to the treatment of non-hedge derivatives and income taxes in accordance with new Canadian accounting pronouncements. In addition, the Company also modified its revenue recognition policy to record sales when title and other risks of ownership are transferred to the buyer compared to the previously applied production method. The effects of these changes are outlined in note 3 of the notes to the consolidated financial statements.

        No changes having significant impact upon adoption are anticipated for 2003.

SUBSEQUENT EVENT

        On February 7, 2003, the Company entered into a new credit agreement to finance the development of the Rosebel project and to reimburse the amount outstanding under the 2001 credit facility.

        The new agreement includes a $55 million term loan and a $10 million revolving credit facility which both expire on December 31, 2007. The term loan facility is to be reimbursed in quarterly payments commencing on June 30, 2004, as per the following:

2004	$15 million
2005	$16 million
2006	$16 million
2007	$8 million

$55 million

        The facility is reduced by 50% of proceeds from share issues, including through the exercise of warrants expiring in 2003, up to an amount of $5 million.

        The agreement calls for a mandatory hedging program to secure cash flow during the term of the loan, and includes various covenants.

        The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai operations and the Rosebel project.

        The Company must pay fees of 2% of the facility, and interest is payable at a rate of LIBOR + premium, which is calculated based on a loan life protection ratio.

        Cambior intends to draw on the facility during the first quarter of 2003.

OUTLOOK

        The Company's objective is to build shareholder value by increasing the value of its mines through the search for additional mineral reserves and resources, and cost containment, as well as through the discovery, acquisition and development of new producing assets.

        During 2003, the Company plans to focus its efforts on constructing and developing the Rosebel project to ensure commencement of commercial production in the first quarter of 2004. Rosebel will have a significant impact on Cambior as it will increase the 2004 gold output to in excess of 700,000 ounces, ensure that Cambior maintains its annual production profile above the 500,000-ounce threshold thereafter, and reduce the Company's average production costs.

        The Company also intends to aggressively pursue the addition of mineral reserves and resources through:

  •
  Investment in mine site exploration;

  •
  Investment in grassroots exploration projects; and

  •
  Acquisition of deposits near the development stage or operating mines.

        The production target for 2003 is estimated at 522,000 ounces at a mine operating cost of $227 per ounce. The decrease in budgeted production is the result of a planned reduction at the Omai mine following depletion of soft ore feed to the mill and reduced mill throughput. Sales of ferroniobium from Niobec are expected to be similar to 2002. The Company intends to reinvest $10 million at its operating mines and $90 million at the Rosebel project. Bank debt is expected to increase to its maximum of $65 million and the Company will continue to reduce its obligations through the delivery of 51,919 ounces under the prepaid gold forward sales agreement. Cambior also intends to reduce its forward gold sales commitments to a maximum of 800,000 ounces of gold by the end of 2003.

MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING

        The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

        Management maintains accounting systems and internal control to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

        Raymond Chabot Grant Thornton, Chartered Accountants, are appointed by the shareholders and conducted an audit on the Company's financial statements. Their report is included.

        The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Committee meets on a quarterly basis with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

        On recommendation of the Audit Committee, the Board of Directors approved the Company's consolidated financial statements.

Louis P. Gignac	Bryan A. Coates, C.A.
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
Longueuil, Canada February 11, 2003

U.S. SECURITIES AND EXCHANGE
COMMISSION

CAMBIOR INC.

FORM 40-F

ANNUAL REPORT
DECEMBER 31, 2002

AUDITED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2002, TOGETHER WITH
THE AUDITOR'S REPORT THEREON

AUDITORS' REPORT

To the Shareholders of Cambior Inc.

        We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards for the years ended December 31, 2002, 2001 and 2000 and in accordance with auditing standards generally accepted in the United States of America for the years ended December 31, 2002 and 2001. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

General Partnership
Chartered Accountants

Montréal, Canada
February 11, 2003

COMMENTS BY AUDITORS

For American Readers on Canada-U.S. Reporting Differences

        In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change in 2001 described in Note 22A to the consolidated financial statements. Our report to the shareholders dated February 11, 2003 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

General Partnership
Chartered Accountants

Montréal, Canada
February 11, 2003

CONSOLIDATED OPERATIONS
Years ended December 31

(In Thousands of United States Dollars, Except for Amounts per Share)

	2002	2001	2000
	$	$	$
REVENUES
Mining operations	202,258	197,520	209,921
Investment income	1,945	727	720

	204,203	198,247	210,641

EXPENSES
Mining operations	154,324	151,450	152,420
Depreciation, depletion and amortization	28,834	34,944	53,984
Exploration and business development	4,190	3,409	2,441
General and administrative	4,849	3,939	4,572
Financial expenses	2,399	5,565	18,712
Writedown of assets (Note 8)	—	5,419	94,321
Restructuring charge (Note 4)	—	—	518

	194,596	204,726	326,968

Earnings (Loss) before the undernoted items	9,607	(6,479)	(116,327)
Non-hedge derivative gain (loss) (Note 18)	(16,765)	(731)	41,761
Loss on foreign exchange from reduction in net investment (Note 16)	(541)	(914)	—
Income and mining taxes (Note 17)	(353)	(115)	148

Loss from continuing operations	(8,052)	(8,239)	(74,418)
Results of discontinued operations (Note 4)	—	—	(7,192)

Net loss	(8,052)	(8,239)	(81,610)

Basic and diluted net loss per share (Note 13)
Continuing operations	(0.06)	(0.09)	(1.02)
Discontinued operations	—	—	(0.10)

	(0.06)	(0.09)	(1.12)

Basic and diluted weighted average number of common shares outstanding (in thousands) (Note 13)	140,055	92,834	73,104

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CONTRIBUTED SURPLUS AND DEFICIT
Years ended December 31

(In Thousands of United States Dollars)

	2002	2001	2000
	$	$	$
CONTRIBUTED SURPLUS
Balance, beginning of year	23,047	23,047	361,542
Transfer to deficit (Note 15)	(23,047)	—	(338,620)
Expiry of share purchase warrants	—	—	125

Balance, end of year	—	23,047	23,047

DEFICIT
Balance, beginning of year, as previously reported	(117,876)	(109,374)	(338,620)
Cumulative adjustment to the opening balance (Note 3 (b))	—	—	(27,674)

Restated balance, beginning of year	(117,876)	(109,374)	(366,294)
Net loss	(8,052)	(8,239)	(81,610)
Share and warrants issue expenses, net of income taxes	(4,567)	(263)	(90)
Transfer from contributed surplus (Note 15)	23,047	—	338,620

Balance, end of year	(107,448)	(117,876)	(109,374)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
Years Ended December 31

(In Thousands of United States Dollars)

	2002	2001	2000
	$	$	$
OPERATING ACTIVITIES
Net loss	(8,052)	(8,239)	(81,610)
Deferred gains	(122)	4,159	2,449
Deferred revenue (Note 10)	—	55,000	—
Non-cash items
Deferred revenue — Delivery of gold on the prepaid forward (Note 10)	(12,222)	(6,111)	—
Depreciation, depletion and amortization	28,834	34,944	55,560
Amortization of deferred stripping costs (included in mining operations expenses)	2,290	—	—
Provision for environmental obligations	1,679	1,749	1,800
Writedown of assets (Note 8)	—	5,419	94,321
Amortization of deferred gains	(2,856)	(8,108)	(16,120)
Non-hedge derivative loss (gain)	16,765	731	(41,761)
Loss on foreign exchange from reduction in net investment (Note 16)	541	914	—
Discontinued operations (Note 4)	—	—	8,782
Others	251	263	456

	27,108	80,721	23,877
Changes in non-cash working capital items (Note 5 (a))	3,716	611	1,846

Cash flow from operating activities	30,824	81,332	25,723

INVESTING ACTIVITIES
Short-term investments (Note 6)	(25,208)	—	—
Investments	(2,251)	841	(297)
Property, plant and equipment	(17,439)	(19,690)	(22,647)
Rosebel Project development	(12,743)	—	—
Sale of a subsidiary (Note 4)	—	—	9,314
Discontinued operations (Note 4)	—	12,386	64,869

Cash flow from (used in) investing activities	(57,641)	(6,463)	51,239

FINANCING ACTIVITIES
Long-term debt (Notes 4 and 9)
Borrowings	—	63,575	13,000
Repayments	(27,976)	(132,043)	(97,824)
Deferred charges	—	(2,085)	(550)
Shares and warrants issued net of issue expenses (Note 13)	57,616	6,067	5,035

Cash flow from (used in) financing activities	29,640	(64,486)	(80,339)

Effect of changes in the exchange rate on cash held in foreign currency	186	655	994

Net increase (decrease) in cash and cash equivalents	3,009	11,038	(2,383)
Cash and cash equivalents, beginning of year	14,586	3,548	5,931

Cash and cash equivalents, end of year (Note 6)	17,595	14,586	3,548

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
As at DECEMBER 31

(In Thousands of United States Dollars)

	2002	2001
	$	$
ASSETS
Current assets
Cash and short-term investments (Note 6)	42,803	14,586
Accounts receivable	4,078	3,134
Settlements receivable	3,644	2,471
Production inventories	4,414	8,001
Supplies inventory and prepaid expenses	18,294	19,185

	73,233	47,377
Investments (Note 7)	4,165	1,934
Property, plant and equipment (Note 8)	200,175	194,683
Deferred charges	1,833	2,448
Fair-value of non-hedge derivatives (Note 18)	—	5,330

	279,406	251,772

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	24,341	22,609
Current portion of long-term debt	1,147	5,147
Current portion of deferred revenue	12,222	12,222
Current portion of deferred gains	2,949	3,661

	40,659	43,639
Long-term debt (Note 9)	26,851	45,930
Deferred revenue (Note 10)	24,445	36,667
Deferred gains (Note 11)	3,304	498
Provision for environmental obligations and other (Notes 8 and 12)	15,178	13,505
Fair-value of non-hedge derivatives (Note 18)	6,362	—

	116,799	140,239

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	288,910	226,727
Contributed surplus (Note 15)	—	23,047
Deficit	(107,448)	(117,876)
Cumulative translation adjustment (Note 16)	(18,855)	(20,365)

	162,607	111,533

	279,406	251,772

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Director	Director

CAMBIOR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in United States dollars except where otherwise indicated;
amounts in tables are presented in thousands of US dollars.)

1.     INCORPORATION AND OPERATIONS

        Cambior Inc. ("Cambior"), continued and existing under Part 1A of the Companies Act (Québec), is engaged in the mining, exploration and development of mining properties, principally gold, located in North America and South America.

2.     ACCOUNTING POLICIES

        The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 22, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and of its subsidiaries. The Company's share in joint ventures is accounted for by the proportionate consolidation method.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation

        Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. The functional currency of Canadian mining activities is the Canadian dollar. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity.

        The US dollar is the functional currency for the Company's activities in Guyana, inasmuch as all proceeds from the sale of gold are in US dollars and substantially all of the disbursements made for the Omai mine are in US dollars.

        Other monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in foreign currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate in the cases of fully integrated foreign operations. Gains and losses are recorded in operations for the year.

Cash and cash equivalents

        Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

Short-term investments

        Short-term investments include investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

Production inventories

        Production inventories are valued at the lower of average production cost and net realizable value.

Supplies inventory

        Supplies inventory is valued at the lower of average cost or replacement cost.

Property, plant and equipment

  (i)
  Property, plant and equipment

        Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

        Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles, office and computing equipment and the duration of the lease for leasehold improvements.

  (ii)
  Capitalization of financial costs

        Financial costs are capitalized when related to indebtedness incurred to finance construction activities, prior to the commencement of commercial production.

  (iii)
  Deferred stripping costs

        Mining costs associated with stripping activities are deferred in the case of an open pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, is higher than the estimated average ratio for the life of the mine. These mining costs are subsequently charged to operations in the periods during which said ratio is lower than the estimated average ratio for the life of the mine.

  (iv)
  Exploration properties

        Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

  (v)
  Property evaluations

        The Company periodically values the carrying amount of its property, plant and equipment based on the future cash flow method. Net estimated future cash flow, on an undiscounted basis, from each mine and mining project is calculated based on future metal production, estimated future metal prices realization and operating, capital and site restoration expenses. If it is determined that the net recoverable amount of the property, plant and equipment is less than the carrying value and the impairment in value is permanent, a writedown to the net recoverable amount is made with a corresponding charge to operations. Management's estimate of future cash flow is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

Deferred charges

        Financing charges and charges related to the prepaid gold forward sales agreement are amortized on a straight-line basis over the term of the credit facility and the sales agreement.

Commodity contracts and financial instruments

        The Company enters into commodity contracts, prepaid forward sales agreement and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations.

  i)
  Hedge derivative instruments

        The Company has always identified the quantity and the period of future production to be hedged based on the mining plans for all its operating mines and identified the amounts of foreign currency needs for its Canadian operations expenses. Since January 1, 2001 for commodities contracts and since July 1, 2002 for foreign currency contracts, the Company has formally documented all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions as required by SFAS Statement No. 133 and Accounting guideline 13. This process includes linking all hedging derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flow of hedged items.

Gold fixed forward sales and spot deferred sales

        The objective of the hedge is to reduce the variability of the cash flow of the forecasted sales of gold production. Changes in the cash flow of the gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flow of the forecasted sales of gold production due to changes in its sale price. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is certainty of delivery of forwards, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows on the forecasted sales are based on forward prices. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If the Company delivers gold production against this contract at a date earlier than anticipated or liquidates the contract before that date, the Company will defer the recognition of the gain or loss until the original designation date. If the Company delivers gold production against this contract at a date later than anticipated, the Company will recognize the gain or the loss on the original designation date.

Foreign exchange fixed forwards and spot deferred contracts

        The Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars. Because all of the Company's revenues are derived in US funds and expenditures incurred by the Company for its Canadian operations are denominated in Canadian dollars, the Company enters into such contracts to meet the Canadian operations needs in Canadian dollars. The objective of the hedge is to reduce the variability of the cash flows of the forecasted sales of gold production denominated in US dollars. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production denominated in US dollars with the change in the fair value of the foreign exchange contracts. Expected cash flow on the forecasted sales is based on forward prices.

        Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If foreign exchange contracts are repurchased before that date, the gain or loss is recognized as a deferred gain or loss. This deferred gain or loss is included in revenues in the same period as the corresponding hedged item.

  ii)
  Non-hedge derivative instruments

        In some cases, the Company utilizes instruments with optionalities (call options, variable volume forwards ("VVF") and lease rate swaps) as part of its revenue protection program. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and are marked-to-market. The Company obtains an independent valuation of its portfolio of gold commitments for each reporting period. This market valuation is based on the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge transactions is included on the balance sheet and the variation in market value from previous reporting period is included on the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can impact materially on earnings from one end of period to the other.

        If call options and VVF are converted into fixed forwards and included in a hedging relationship, change in the fair value of the instrument after the designation date is recognized in revenues from mining operations when the designated gold production is delivered.

  iii)
  Prepaid gold forward sale contract

        Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts are accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

Provision for environmental obligations

        Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. In addition, the Company prepares estimates on a regular basis for the reclamation and restoration of the mining sites upon termination of operations. These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits.

Employee future benefits

        The cost of employee future benefits is accounted for under the accrual method of accounting.

Income and mining taxes

        The Company uses the tax asset and liability method to recognize and measure future income tax. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Common share purchase options

        The Company grants common share purchase options under its Stock Option plan to key employees of the Company and its subsidiaries. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro forma basis for net earnings (loss) and net earnings (loss) per share. The Company elected to provide such pro forma disclosure. Consideration paid by employees when the options are exercised is added to capital stock.

Revenue recognition

        Revenues from the sale of gold and niobium are recognized when the rights and obligations of ownership pass to the buyer.

Earnings (Loss) per share

        The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants. Diluted loss per share was not calculated because the Company's outstanding stock options and warrants are not dilutive.

Reclassification

        Certain comparative figures have been reclassified to conform with the presentation adopted in 2002.

3.     CHANGES IN ACCOUNTING POLICIES

(a)   Common share purchase options

        On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The Company decided not to adopt the fair value method of accounting for its awards granted to employees and elected to provide in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. Such information has been provided for in note of reconciliation of Canadian GAAP and generally accepted accounting policies in the United States ("U.S. GAAP") in the past years.

(b)   Written call options and Variable Volume Forward contracts

        Prior to year-end 1999, the Company accounted for its written call options and variable volume forward contracts using hedge accounting, whereby recognition of the change in market value of a hedged position is deferred until such time as designated production related to exercised written call options is delivered. Under Emerging Issue Committee ("EIC")-113 guidelines ("Accounting by Commodity Producers for Written Call Options"), issued in 2000, unmatched written call options are required to be marked-to-market with any resulting change in value recognized in the current operating period. The Company has applied EIC-113 retroactively in 2000 with restatement of prior periods.

        This change in accounting policy, applied in 2000, was reflected in these consolidated financial statements as follows:

2000
$
Consolidated operations
Decrease in non-hedge derivative loss and net loss	$(34,916)
Consolidated deficit
Cumulative increase in the opening balance	27,674

(c)   Revenue recognition

        In 2000, the Company changed its revenue recognition accounting policy from a method based on production to one whereby revenue is recognized when the rights and obligations of ownership pass to the buyer. This change in accounting policy applied retroactively had no significant impact on the consolidated operations and led to an increase of $10,874,000 in production inventories and a decrease in settlements receivable for the same amount.

(d)   Income taxes

        On January 1, 2000, the Company adopted, on a retroactive basis, the new recommendations issued by the CICA with respect to Section 3465, Income taxes, without restating its financial statements for the previous years. This change in accounting policy had no impact on the opening balance of the consolidated deficit or on other consolidated balance sheet items of 2000. Under the new standards, the Company uses the tax liability method to recognize and measure future income tax assets and liabilities. This approach is similar in all material respects to the United States accounting standards SFAS No. 109. In the past, the Company used the deferral method of tax allocation whereby differences between amounts reported for tax and accounting purposes resulted in deferred income and mining taxes.

4.     RESTRUCTURING PROGRAM AND DISCONTINUED OPERATIONS

        Following the sudden rise in gold prices at the end of the third quarter of 1999, Cambior had to make arrangements with its hedge counter-parties and its lenders for an orderly fulfillment of its gold delivery obligations and its debt reimbursement. The reimbursement of the debt was accelerated as a result of defaults under the Credit facility.

        These events forced Cambior to develop and implement a restructuring program which resulted in the Company entering into a number of agreements with its lenders and hedge providers.

        As part of its restructuring program, the Company also entered into agreements throughout 2000 and 2001 to sell non-core assets, including the Cerro San Pedro project for $9,676,000.

        In 2000, the Company started to present results from its base metal sector as discontinued operations, in accordance with Canadian generally accepted accounting principles.

        During 2000, the Bouchard-Hébert and Langlois mines and the La Granja Project were sold for gross proceeds of $77,168,000. The total net cash proceeds were $75,750,000, including working capital items of $5,868,000. Since the net book value of these assets totaled $79,277,000, a loss of $9,395,000 was charged to operations in 2000 as results of discontinued operations.

        During 2001, the El Pachon Project was sold for total consideration of $15,000,000, with $13,000,000 paid in September 30, 2001, and $2,000,000 at the time the purchaser makes a production decision but not later than September 30, 2005.

        In 2001, the Company decided to no longer consider its Carlota Project as part of the discontinued operations. As per Canadian GAAP, the results of the Carlota Project have been reclassified as continuing operations. This reclassification had no impact on net loss.

        The elements of the consolidated statements of operations and cash flows relating to discontinued operations are detailed as follows:

	2001	2000
	$	$
Operations
Revenues from mining operations	—	32,392
Depreciation, depletion and amortization	—	1,576
Income and mining taxes	—	59
Earnings from operations	—	2,203
Loss from disposal of assets	—	(9,395)

Results of discontinued operations	—	(7,192)

Cash-flows
Non-cash items from operating activities:
Provision for care and maintenance and loss from disposal of assets	—	7,910
Loss on foreign exchange from reduction in net investment	—	872

	—	8,782

Investing activities related to discontinued operations:
Property, plant and equipment	(1,013)	(1,542)
Sale of assets	13,399	66,411

	12,386	64,869

5.     FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)   Changes in non-cash working capital items

	2002	2001	2000
	$	$	$
Accounts receivable	(944)	898	356
Settlements receivable	(1,173)	(929)	9,205
Production inventories	3,587	2,873	7,666
Supplies inventory and prepaid expenses	891	(177)	5,110
Accounts payable and accrued liabilities	1,355	(2,054)	(6,495)
Provision for restructuring charge	—	—	(13,996)

	3,716	611	1,846

(b)   Cash flow relating to interest and income and mining taxes of operating activities are as follows:

	2002	2001	2000
	$	$	$
Interest paid	1,440	5,173	22,827
Income and mining taxes paid	274	237	410

6.     CASH AND SHORT-TERM INVESTMENTS

	2002	2001
	$	$
Cash	2,575	1,026
Short-term investments with maturities less than 3 months, bearing interest at rates varying from 1.20% to 2.65% (1.55% to 2.22% in 2001)	15,020	13,560

Cash and cash equivalents	17,595	14,586
Short-term investments with maturities more than 3 months but less than 5 months bearing interest at rates varying from 1.05% to 2.75%	25,208	—

	42,803	14,586

7.     INVESTMENTS

	2002	2001
	$	$
Shares of publicly traded companies, at cost	2,466	333
Amount receivable from the purchaser of the El Pachon project of $2,000,000 discounted at 6.125%	1,699	1,601

	4,165	1,934

8.     PROPERTY, PLANT AND EQUIPMENT

	2002
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	35,223	33,634	1,589
Development expenses	309,838	252,610	57,228
Land, buildings and equipment relating to mines	330,228	238,334	91,894
Other	14,056	12,111	1,945

	689,345	536,689	152,656
Rosebel Project(1)	35,250	4,435	30,815
Mining projects	16,704	—	16,704

	741,299	541,124	200,175

(1)
The costs of the Rosebel project include $4,435,000 of accumulated depreciation related to transfer of equipment between subsidiaries.

	2001
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	34,938	33,171	1,767
Development expenses	294,899	234,885	60,014
Land, buildings and equipment relating to mines	333,049	229,829	103,220
Other	13,364	11,965	1,399

	676,250	509,850	166,400
Mining projects	28,283	—	28,283

	704,533	509,850	194,683

Writedown of assets

        In conjunction with its periodic valuation of the carrying value of its property, plant and equipment as described in Note 2, the Company had determined that a writedown of mining assets was necessary in 2001 and 2000. The writedown is detailed as follows:

	2001	2000
	$	$
Omai mine	5,419	42,388
Doyon division	—	46,899
Mining projects	—	4,641

Writedown of mining assets	5,419	93,928
Writedown of investments	—	393

	5,419	94,321

        The writedown of the operating mines is presented with accumulated depreciation, depletion and amortization, while that of the mining projects is presented as a reduction of cost.

Government grants

        In 2002, financial assistance for advanced mining exploration of $628,000 was received from the Québec Minister of Natural Resources ($1,300,000 in 2001). The objective of this program is to help the renewal of mineral reserves at Québec mines.

Environmental obligations

        Environmental obligations are estimated as follows:

	2002	2001
	$	$
Doyon division	17,787	17,676
Omai	4,504	5,100
Other mines	2,464	2,564

	24,755	25,340

        These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits. As at December 31, 2002, the carrying value of the provision for environmental obligations was $12,410,000 ($10,653,000 as at December 31, 2001).

Rosebel gold project

        Following the execution of an agreement in principle on October 26, 2001, and the obtaining of satisfactory business conditions from the Government of Suriname on January 10, 2002, Cambior purchased, effective as of May 16, 2002, the 50% interest in the Rosebel project held by Golden Star for a consideration of $8,000,000 and a price participation right. A total amount of $5,000,000 was paid at closing and the balance of purchase price was accounted for as long-term debt.

        The Government of Suriname granted the 25-year renewable Right of Exploitation for the Rosebel gold project (as defined in the Mineral Agreement) to Cambior's wholly-owned subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002.

        In addition, state-owned mining company Grasshopper Aluminum Company N.V. (Grassalco) relinquished its two options to purchase up to a 40% participation in the Rosebel Project in consideration of such relinquishment, the Government of Suriname will hold a 5% participation in the shares of RGM at commencement of commercial production.

        The cost of the construction and development of the Rosebel gold project is estimated at $95,000,000 of which $5,880,000 was expended in 2002.

9.     LONG-TERM DEBT

	2002	2001
	$	$
2001 Credit facility at LIBOR rate plus an interest spread from 2% to 3% based on the quarterly calculation of the LLPR (3.44% at December 31, 2002 and 4.99% at December 31, 2001)(a)(b)	22,440	50,269
Obligations under capital leases, bearing interest at rates ranging from 5.68% to 9.50%, payable in quarterly installments until July 1, 2007	661	808
Balance of purchase price(c)	2,860	—
Other debt(d)	2,037	—

	27,998	51,077
Current portion	1,147	5,147

Long-term portion	26,851	45,930

(a)   2001 Credit facility

        On January 12, 2001, Cambior completed its financial restructuring which includes the 2001 Credit facility with a group of four lenders consisting of a $55,000,000 5-year non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. In the event of future asset disposals, issuance of equity or subordinated debt or realization of free cash flow from operations, the Company is required to make mandatory prepayments of the 2001 Credit facility, the extent of which is determined by the calculation of the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding. The 2001 Credit facility interest rate was at LIBOR + 3% until December 31, 2001 and, thereafter, the interest spread varies from 2% to 3% based on the quarterly calculation of the LLPR.

        Under the 2001 Credit facility, the Company is required to establish a revised Mandatory Hedging Program (the "Program") whereby it must ensure that:

  i)
  total gold delivery commitments do not exceed 90% of its proven and probable mineral reserves;

  ii)
  total gold delivery commitments do not exceed 100% of estimated production (net of royalties) during the loan period; and

  iii)
  sufficient hedges are to be in place to cover a minimum of 70% of estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to 35% of estimated net future gold production.

        As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the 2001 Credit facility and is not subject to margin calls.

        The Company must also comply with various other covenants and financial ratios.

        The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

        The 2001 Credit facility has been replaced by a new credit facility as reported in Note 21.

(b)   Reduction in 2002 of the 2001 Credit facility

        In March 2002, Cambior reimbursed $7,275,000 under its revolving loan facility and $1,250,000 under its term loan facility. During the second quarter of 2002, as per the Cdn $60,000,000 public offering agreement, an amount of $19,305,000 was also reimbursed. In connection with such repayment, the credit facility agreement was amended to provide for a new schedule of payments for the term loan's outstanding balance.

(c)   Balance of purchase price

        The balance of the purchase price of $2,860,000 represents the discounted amount, calculated with an interest rate of 5.0%, of the three installments of $1,000,000 each to be paid in January 2003, 2004 and 2005. The debt is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

(d)   Other debt

        Upon receiving the Right of Exploitation of the Rosebel project in December 2002, an amount of $2,238,000 became payable to Grassalco in compensation for past exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments, the first of which is due on the first anniversary of the commencement of commercial production estimated in 2004. The discounted value as at December 31, 2002, calculated with an interest rate of 3.19%, is evaluated at $2,037,000.

        The minimum reimbursements on the long-term debt taking into account the new credit facility mentioned in Note 21 are as follows for the coming years:

Year of repayment	Term loan	Obligations under capital leases	Balance of purchase price	Other debt	Total
	$	$	$	$	$
2003	—	147	1,000	—	1,147
2004	15,000	147	953	—	16,100
2005	7,440	147	907	700	9,194
2006	—	147	—	679	826
2007	—	73	—	658	731

	22,440	661	2,860	2,037	27,998

        Interest on long-term debt amounted to $1,323,000 in 2002 ($5,299,000 in 2001 and $22,402,000 in 2000).

10.   DEFERRED REVENUE

        On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. In connection with the agreement, the gold delivery obligations under the VVF contracts were reduced from 1,194,000 ounces to 870,000 ounces of gold.

        Under the prepaid gold forward sales agreement, the Company must comply with the terms of the Mandatory Hedging Program and various other covenants and financial ratios under the terms of the 2001 Credit facility (Note 9 (a)).

        During 2002, Cambior delivered 51,919 ounces of gold valued at $235 per ounce for an amount of $12,222,000 (25,960 ounces for an amount of $6,111,000 in 2001).

        The deliveries of gold under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	$
2003	51,919	12,222
2004	51,919	12,222
2005	51,920	12,223

	155,758	36,667
Current portion	51,919	12,222

Long-term portion	103,839	24,445

        The estimated fair value of the prepaid gold forward sales agreement (long-term and current portion) is $49,201,000.

11.   DEFERRED GAINS

        Deferred gains include gains resulting from the anticipated delivery of gold against contracts with expiry dates subsequent to year-end and gains accounted for at the expiry dates of contracts that will be delivered later.

        This account also includes non-hedge derivative losses related to call options and VVF converted into forward instruments.

	2002	2001
	$	$
Deferred gains	3,923	4,159
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	2,330	—

	6,253	4,159
Current portion	2,949	3,661

Long-term portion	3,304	498

12.   EMPLOYEE FUTURE BENEFIT PLANS

        The Company contributes to defined contribution and non-contributory defined registered benefit pension plans that are funded on the basis of actuarial valuations. These plans cover employees in Canada, United States and Guyana and are subject to an actuarial valuation every three years. The most recent actuarial valuation was performed as at January 1, 2001. As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan (SERP). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's noncontributory defined registered benefit pension plan reflected the full amount of the base salary of such employees. The SERP is not presently funded but the Company reserves the right to contribute to the SERP at any time.

Defined contribution plans

        The total expenses for the Company's defined contribution plan amounted to $1,563,000 ($1,482,000 in 2001 and $1,602,000 in 2000).

Defined pension benefit plans

	2002	2001
	$	$
Change in accrued benefit obligation
Balance, beginning of year	5,995	5,176
Current service expense	387	395
Interest expense	357	353
Actuarial loss (gain)	(51)	85
Benefits paid	(123)	(204)
Foreign exchange variation	(456)	190

	114	819

Balance, end of year(1)	6,109	5,995

Change in plan assets
Fair value, beginning of year	3,726	3,686
Actual return on plan assets	(181)	(79)
Employer contributions	271	152
Benefits paid	(77)	(153)
Foreign exchange variation	(301)	120

	(288)	40

Fair value, end of year	3,438	3,726

Funded status
Excess of accrued benefit obligation over fair value of assets	(2,671)	(2,269)
Unamortized transitional asset	(1,280)	(1,499)
Unamortized net actuarial loss	1,153	871

Accrued benefit liability	(2,798)	(2,897)

(1)
Included in the above accrued benefit obligation is the unfunded obligation of the SERP totaling $2,727,000 in 2002 ($2,576,000 in 2001).

        The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation are as follows:

	2002	2001
	%	%
Expected long-term rate of return on plan assets	7.0	7.0
Rate of compensation increase	3.0	3.0
Discount rate	6.5	6.5

        The Company's net benefit plans expense is as follows:

	2002	2001	2000
	$	$	$
Current service expense	387	395	455
Interest expense	357	353	352
Expected return on plan assets	(247)	(248)	(253)
Amortization of transitional asset	(99)	(101)	(105)
Amortization of net actuarial loss	26	8	—

Net benefit expense	424	407	449

13.   CAPITAL STOCK

        Authorized

    Unlimited number of common shares and Class I preferred shares; and 10,000,000 Class II preferred shares.

      •
      Voting common shares without par value.

      •
      Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

        During 2000, the Company created the Class I preferred shares, Series 1 and issued 5,000,000 of these shares, without par value, entitling their holder to a non-cumulative dividend as determined by the Board of Directors, convertible into common shares for a period not exceeding 90 days after the approval by the shareholders of the elimination of the par value of the common shares and redeemable at the Company's option at the issue price of the shares; all such shares were converted into common shares. No preferred shares are currently outstanding.

	2002		2001		2000
	Number of common shares	Amount	Number of common shares	Amount	Number of common shares	Amount
	(000)		$(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of year	104,904	226,291	75,563	209,961	70,563	204,961

Issued:
Private placements	21,346	17,293	21,491	10,000	5,000	5,000
Public offering	27,273	38,595	—	—	—	—
Exercise of warrants	6,515	5,626	2,100	2,118	—	—
Private placement	—	—	4,950	3,692	—	—
Private placements of flow-through common shares(1)	129	235	800	520	—	—

	55,263	61,749	29,341	16,330	5,000	5,000

Balance, end of year	160,167	288,040	104,904	226,291	75,563	209,961

Common share Purchase Warrants:
Balance, beginning of year		436		—		—

Issued:
Public offering		319		—		125
Private placement		588		436		—
Exercised		(473)		—		—
Expired		—		—		(125)

		434		436		—

Balance, end of year		870		436		—

Total capital stock		288,910		226,727		209,961

(1)
In 2002,129,455 common shares were subscribed by Cambior officers and employees (300,000 common shares in 2001).

Issuance of securities

2002:

        On February 28, 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). The proceeds were added to the working capital. Each special warrant was exercised into one common share and one-half warrant and each whole warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters, valued at $319,000, to purchase 1,067,308 units (each being comprised of one share and one-half warrant) at Cdn $1.30 each.

        On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). The first 50% of the proceeds was used to repay, in part, the 2001 Credit facility and the other 50% was added to the working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options to the underwriters estimated at $588,000, without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

        During 2002, some 6,514,577 additional common shares were issued to various third parties following the exercise of warrants issued previously for total proceeds of $5,153,000.

        On July 19, 2002, Cambior concluded a private placement of 129,455 flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $235,000 (Cdn $361,000) used to incur Canadian Exploration Expenses (as defined in the applicable legislation) on some of the Company's properties located in Québec, Canada.

2001:

        In 2001, Jipangu Inc. converted its $10,000,000 subordinated mortgage loan into equity pursuant to two private placements. The first private placement closed on January 18, 2001 whereby Jipangu Inc. subscribed for 15,000,000 common shares of the Company at a price of $0.42 per share for proceeds totaling $6,300,000. Then, on September 25, 2001, Jipangu Inc. concluded the second private placement totaling $3,700,000, consisting of 6,491,228 common shares at a price of $0.57 per share.

        On July 25, 2001, Cambior concluded private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share, for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses (as defined in the applicable tax legislation) on some of the Company's properties located in Québec, Canada.

        On December 12, 2001, Jipangu Inc. subscribed for 4,950,000 units (the "Units") at a price of $0.75 (Cdn $1.17) per Unit for proceeds totaling $3,692,000. Each Unit consisted of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share. All these warrants were exercised in November 2002.

2000:

        On May 5, 2000, Jipangu Inc. and the Company concluded a private placement of 5,000,000 units at a price of $1.00 per unit. Each unit consisted of one newly created Class I Preferred Shares, Series 1 and one common share purchase warrant. Each Class I Preferred Share, Series 1 was converted on July 17, 2000, into one common share. Each warrant entitled Jipangu Inc. to subscribe for one additional common share until October 31, 2001 at a price of $1.01 (Cdn $1.60) per share. On October 31, 2001, Jipangu Inc. exercised 2,100,000 of these warrants for proceeds totaling $2,118,000. The remaining warrants expired without being exercised.

Warrants

        The maximum number of warrants exercisable as at December 31, 2002 is as follows:

Date of issue	Expiry date	Exercise price $ per share		Number issued	Number exercisable
				(000)	(000)
January 12, 2001(1)	December 31, 2005	Cdn $	0.56	1,300	746
February 27, 2002	February 27, 2003	Cdn $	1.30	1,067	107
February 27, 2002	February 27, 2003	Cdn $	1.70	11,207	11,187
May 16, 2002	May 16, 2003	Cdn $	2.20	1,363	1,363
May 16, 2002	November 24, 2003	Cdn $	3.00	14,318	14,318

					27,721

(1)
These warrants were issued to lenders of the 2001 credit facility and valued at $436,000.

Earnings per share

        The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments	2002	2001	2000
	(000)	(000)	(000)
Options	5,668	4,855	3,549
Warrants	27,721	6,250	5,000

	33,389	11,105	8,549

Common share purchase options

        Under the Stock Option Plan for key employees of the Company and its subsidiaries, options may be granted to selected eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of the common shares of the Company on the Toronto Stock Exchange for the five days trading immediately preceeding the date of grant.

        The following table sets out the activity in options:

	2002		2001		2000
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000)	$/option	(000)	$/option	(000)	$/option
Common shares reserved(1)	9,000		5,500		5,500

Outstanding, beginning of year	4,855	4.24	3,549	6.83	4,128	8.25
Granted	1,425	1.39	1,745	0.33	730	0.98
Exercised	(30)	0.33	—	—	—	—
Cancelled or expired	(582)	8.64	(439)	6.56	(1,309)	7.16

Outstanding, end of year	5,668	3.13	4,855	4.24	3,549	6.83

Options exercisable, end of year	2,354		2,230		1,796

(1)
At their Annual General and Special Meeting, held on May 7, 2002, the shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan bringing the maximum of 3,500,000 Common Shares to a new maximum of 9,000,000 Common Shares.

        The stock options outstanding at December 31, 2002 are detailed as follows:

	Options outstanding			Exercisable options
Exercise price	Number	Weighted average remaining life	Weighted average exercisable price per option	Number	Weighted average exercisable price per option
($ per option)	(000)	(years)	($ per option)	(000)	($ per option)
0.32 to 0.37	1,570	5.5	0.33	—	—
0.52	33	5.5	0.52	—	—
0.79 to 1.01	626	4.6	0.93	300	0.93
1.31 to 1.39	1,385	6.5	1.39	—	—
2.66 to 3.59	729	3.4	3.59	729	3.59
4.94	228	2.4	4.94	228	4.94
7.23 to 9.98	398	2.4	7.24	398	7.24
10.57 to 12.56	699	0.9	11.54	699	11.54

	5,668		3.13	2,354	6.36

Accounting for compensation plans

        The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting has been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of 5 years and the following assumptions:

	2002	2001	2000
Semi-annual risk-free interest rate	5.07%	5.06%	6.54%
Volatility	85%	95%	95%
Dividend	—	—	—

        A pro-forma compensation charge is recognized over the vested period. Accordingly, the Company's net loss and basic and diluted net loss per share would have been reported on a pro forma basis as follows:

	2002	2001	2000
	$	$	$
Net loss, as reported	(8,052)	(8,239)	(81,610)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(814)	(1,186)	(1,920)

Pro forma net loss	(8,866)	(9,425)	(83,530)

Basic and diluted net loss per share, as reported ($)	(0.06)	(0.09)	(1.12)
Basic and diluted net loss per share, pro forma ($)	(0.06)	(0.10)	(1.14)

        The weighted average fair value of options granted in 2002 was $1.00 ($0.25 in 2001 and $0.44 in 2000).

14.   FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

	2002		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	17,595	17,595	14,586	14,586
Short-term investments(1)	25,208	25,208	—	—
Accounts receivable(1)	4,078	4,078	3,134	3,134
Settlements receivable(1)	3,644	3,644	2,471	2,471
Investments — Publicly traded companies(2)	2,466	5,082	333	1,048
Investments — Amount receivable(3)	1,699	1,699	1,601	1,601
Call options sold, VVF and lease rate swaps (Note 18)	—	—	5,330	5,330
Gold forwards (Note 18)(5)	—	—	—	3,510
Financial Liabilities
Accounts payable and accrued liabilities(1)	24,341	24,341	22,609	22,609
Long-term debt(4)	27,998	27,998	51,077	51,077
Call options and lease rate swaps (Note 18)(5)	6,362	6,362	—	—
Gold forwards (Note 18)(5)	—	37,381	—	—
Foreign exchange contracts(6)	—	3,185	—	4,811

(1)
The fair value of cash and cash equivalents, short-term investments, accounts receivable, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2)
The fair value of the shares of publicly-traded companies was based on the last quoted market price and includes an amount of $855,000 representing the warrant value as determined by the management.

(3)
The fair value of the amount receivable from the purchaser of El Pachon is equivalent to the carrying amount since it is presented at its discounted value.

(4)
Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2002 and 2001.

(5)
The Company obtains an independent valuation of its portfolio of gold commitments. This market valuation is based on the market price, rate of interest, gold lease rate and volatility.

(6)
The fair value of the foreign exchange contracts is based on the market foreign exchange rate and the forward premium.

15.   DECREASE OF DEFICIT FROM CONTRIBUTED SURPLUS

        At their annual general and special meetings held on May 7, 2002 and June 22, 2000, the Company's shareholders adopted resolutions to apply amounts available from the contributed surplus account of $23,047,000 in 2002 to reduce the Company's accumulated deficit in 2000, and to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999.

16.   CUMULATIVE TRANSLATION ADJUSTMENT

        This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

        The changes in this account are as follows:

	2002	2001	2000
	$	$	$
Cumulative unrealized loss, beginning of year	(20,365)	(15,421)	(8,754)
Unrealized gain (loss) for the year on translation of net assets	969	(5,858)	(7,539)
Exchange loss charged to operations following reduction in net investment in Canadian operations
Continuing operations	541	914	—
Discontinued operations	—	—	872

Cumulative unrealized loss, end of year	(18,855)	(20,365)	(15,421)

Exchange rate, end of year	1.5776	1.5928	1.4995

17.   INCOME AND MINING TAXES

        The provision for income and mining taxes is different from the amount that would have resulted by applying the Canadian statutory income tax rate (federal and provincial: 38.2% in 2002, 2001 and 2000) as a result of the following:

	2002	2001	2000
	$	$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	(2,941)	(3,103)	(31,209)
Increase (Decrease) resulting from:
Resource allowance and earned depletion	(1,084)	(817)	(2,854)
Unrecognized deductible temporary differences of the year	2,889	2,248	19,459
Unrecognized tax benefit on earnings in Canada	—	2,627	—
Unrecognized tax benefit on earnings of foreign subsidiaries	1,954	—	13,106
Non-taxable portion of gain	(139)	(357)	—
Income tax rate differential of foreign subsidiaries	243	115	1,588
Use of a tax benefit not previously recognized	(720)	(730)	—
Non-deductible items and other elements	(202)	17	(90)

	—	—	—
Tax on large corporations	353	115	384
Provincial mining taxes	—	—	(473)

	353	115	(89)

        The provision for income and mining taxes is made up of the following components:

	2002	2001	2000
	$	$	$
Current
Federal income taxes — Tax on large corporations in Canada	353	115	384
Provincial mining taxes	—	—	(473)

	353	115	(89)

Continuing operations	353	115	(148)
Discontinued operations	—	—	59

	353	115	(89)

        The provision for future income and mining taxes has been provided on temporary and timing differences which consists of the following:

	2002	2001	2000
	$	$	$
Depreciation, depletion and amortization	1,397	(262)	(147)
Writedown of mining assets	—	(1,897)	(21,550)
Mine closures, reclamation and other provisions	(841)	(89)	(367)
Taxable deferred revenues	(341)	—	—
Recognized losses	—	—	2,605
Unrecognized non-hedged derivative loss	(3,013)	—	—
Unrecognized deductible temporary differences of the year	2,889	2,248	19,459
Other	(91)	—	—

	—	—	—

        As at December 31, 2002 and 2001, future tax assets have been as follows:

	2002				2001(1)
	Canada	U.S. and other		Total	Canada	U.S. and other		Total
	$	$		$	$	$		$
Net operating loss carry-forwards	—	59,969	(2)	59,969	152	53,607	(2)	53,759
Difference between book and tax depreciation and depletion	64,970	13,181		78,151	67,045	12,059		79,104
Accrued liabilities	5,775	735		6,510	4,129	—		4,129
Others	2,363	—		2,363	824	—		824

Total of future tax assets before valuation allowance	73,108	73,885		146,993	72,150	65,666		137,816
Valuation allowance	(73,108)	(73,885)		(146,993)	(72,150)	(65,666)		(137,816)

Total of future tax assets	—	—		—	—	—		—

(1)
Adjustments have been made to the 2001 figures to take into account tax rate adjustments and losses of foreign subsidiaries.

(2)
Losses in other countries include losses in Guyana for an amount of $87,500,000 ($72,445,000 in 2001), losses in the United States for an amount of $78,200,000 ($77,343,000 in 2001), losses in Suriname for an amount of $990,000 (nil in 2001) and losses in Peru for an amount of $5,300,000 ($3,500,000 in 2001).

        Cambior has approximately $92,790,000 ($99,720,000 in 2001) of cumulative Canadian exploration and cumulative Canadian development expenses and approximately $223,460,000 ($225,960,000 in 2001) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years.

18.   COMMITMENTS AND CONTINGENCIES

Gold sales and deliveries

        The Company's gold sale and delivery commitments are as follows (1):

		2003	2004	2005	2006	2007	Total
Forwards
Quantity	(000 ozs)	420	255	155	130	56	1,016
Average price	($/oz)	302	309	317	326	350	312
Prepaid Gold Forwards (Note 10)
Quantity	(000 ozs)	52	52	52	—	—	156
Average price	($/oz)	235	235	235	—	—	235

Minimum Delivery Obligations
Quantity	(000 ozs)	472	307	207	130	56	1,172
Average price	($/oz)	295	296	296	326	350	302
Call Options Sold (2)(3)
Quantity	(000 ozs)	10	104	—	—	—	114
Average price	($/oz)	300	301	—	—	—	301

Total Delivery Commitments
Quantity	(000 ozs)	482	411	207	130	56	1,286
Average price	($/oz)	295	297	296	326	350	301

(1)
The designation dates for accounting purposes differ from commitment dates.

(2)
The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3)
Certain call options sold and forward positions, totaling 577,538 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

        The estimated mark-to-market value of Cambior's gold forward sale and delivery commitments, excluding the prepaid gold forward, calculated at a spot price of $343 per ounce in 2002 ($277 per ounce in 2001) is as follows:

	2002	2001
	$	$
Forwards	(37,381)	3,510
Call options sold, VVF and lease rate swaps (accounted for in the balance sheet as fair value of non-hedge derivative instruments)	(6,362)	5,330

	(43,743)	8,840

        The non-hedge derivative loss of $16,765,000 in 2002 (loss of $731,000 in 2001 and gain of $41,761,000 in 2000), represents the annual variation of the mark-to-market value of the non-hedge derivative instruments combined with the deferred non-hedge derivative loss related to the conversion of call options and VVF into forward instruments.

Foreign exchange contracts

        The Company's Canadian dollar hedging commitments are as follows:

	2003	2004	2005	2006	Total
Fixed Forwards
US dollars	57,728	45,422	28,039	12,000	143,189
Exchange rate	1.5616	1.5732	1.5637	1.6410	1.5723

        As at December 31, 2002, the fair value loss of the foreign exchange contracts is $3,185,000 ($4,811,000 as at December 31, 2001). This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

Risk of counter-parties

        Realization of the Company's hedging program is dependent upon the ability of the counter-parties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counter-parties in its hedging transactions are also lenders to the Company.

Royalties

        Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

Mine	Calculation	Payment
		2002	2001	2000
		$	$	$
Omai mine	5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	4,934	4,288	4,596
Mouska mine	Two royalties totaling 1% and 2% respectively of gold production (1)	435	319	371

Total		5,369	4,607	4,967

(1)
During 2002, the Company bought back 80% of the 1% royalty for an amount of $153,000 (Cdn $240,000).

        The Company is also subject to other royalties for which no amount was paid during 2002, 2001 and 2000:

Doyon mine:	A royalty equivalent to 24.75% of any excess of the annual average market price over $375 per ounce of gold produced;
Sleeping Giant:	Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other;
Carlota project:	5% net smelter royalty upon commencement of commercial production;
Rosebel project:	2% in-kind royalty per ounce of gold production;
0.25% of all mineral produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname;

Price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the arithmetic average of the market prices determined by the London Bullion Market, P. M. Fixing;

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced.

Claims

        The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any of the pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its future financial position or operating results.

19.   JOINT VENTURES

        The following accounts represent the Company's proportionate interest in the following joint ventures: Niobec mine (50%), Sleeping Giant mine (50%) and El Pachon project (50%) which was sold in September 2001.

	2002	2001	2000
	$	$	$
Current assets	8,281	7,796	5,453
Property, plant and equipment	17,236	16,256	32,739
Current liabilities	(3,026)	(2,549)	(2,333)
Other liabilities	(386)	(319)	(240)

	22,105	21,184	35,619

Revenues	33,975	29,437	27,876
Expenses	(24,882)	(22,713)	(22,616)

Net earnings	9,093	6,724	5,260

Cash flow from (used in):
Operating activities	10,830	7,354	9,390
Investing activities	(3,035)	(2,070)	(4,410)
Financing activities	—	—	—

20.   SEGMENTED INFORMATION

        The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), both located in Québec, Canada. The

Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting service activities are grouped with Niobec.

	Omai	Doyon	Sleeping Giant	Niobec and others	Discontinued operations	Corporate and projects	Total
	$	$	$	$	$	$	$
2002
Revenues — Mining operations	100,650	66,988	10,149	23,662	—	809	202,258
Financial expenses	2,629	44	3	—	—	(277)	2,399
Depreciation, depletion and amortization	12,330	13,619	1,505	792	—	588	28,834
Divisional earnings (loss)	5,676	1,830	1,107	8,023	—	(8,974)	7,662
Capital expenditures	4,497	8,071	1,817	1,924	—	16,124	32,433
Property, plant and equipment	48,119	85,109	4,687	13,256	—	49,004	200,175
Divisional assets	74,830	89,012	5,024	21,200	—	89,340	279,406

2001
Revenues — Mining operations	106,793	63,198	8,811	18,718	—	—	197,520
Financial expenses	4,800	(95)	—	—	—	860	5,565
Depreciation, depletion and amortization	16,449	15,356	1,388	1,144	—	607	34,944
Writedown of assets	5,419	—	—	—	—	—	5,419
Divisional earnings (loss)	(2,454)	(473)	353	5,183	—	(9,815)	(7,206)
Capital expenditures (disposals)	8,303	7,553	1,032	1,038	(12,386)	923	6,463
Property, plant and equipment	58,133	89,781	4,251	12,004	—	30,514	194,683
Divisional assets	77,969	93,449	4,827	19,156	—	56,371	251,772

2000
Revenues — Mining operations	111,923	70,122	11,794	16,082	—	—	209,921
Financial expenses	16,583	—	—	—	—	2,129	18,712
Depreciation, depletion and amortization	27,440	22,718	2,123	1,123	—	580	53,984
Writedown of assets	42,388	46,899	—	—	—	5,034	94,321
Divisional earnings (loss)	(55,507)	(49,828)	2,646	2,774	(7,192)	(16,614)	(123,721)
Capital expenditures (disposals)	8,816	10,663	1,135	3,076	(64,869)	(10,060)	(51,239)
Property, plant and equipment	71,587	103,446	4,886	12,854	13,906	29,193	235,872
Divisional assets	91,452	106,461	5,319	17,873	13,906	47,689	282,700

        Reconciliation of reportable operating divisional earnings (loss) to net loss for the year is as follows:

	2002	2001	2000
	$	$	$
Divisional earnings (loss)	16,636	2,609	(99,915)
Corporate and projects	(8,974)	(9,815)	(16,614)
Results of discontinued operations	—	—	(7,192)

	7,662	(7,206)	(123,721)
Investment income	1,945	727	720
Non-hedge derivative gain (loss)	(16,765)	(731)	41,761
Loss on foreign exchange from reduction in net investment	(541)	(914)	—
Income and mining taxes	(353)	(115)	148
Restructuring charge	—	—	(518)

Net loss	(8,052)	(8,239)	(81,610)

        Geographic information

	Revenues — mining operations			Property, plant and equipment
	2002	2001	2000	2002	2001
	$	$	$	$	$
Canada	101,456	90,727	97,998	103,979	107,535
Guiana Shield	100,802	106,793	111,923	79,642	71,308
United States and other	—	—	—	16,554	15,840

	202,258	197,520	209,921	200,175	194,683

21.   SUBSEQUENT EVENT

New $65,000,000 financing commitment for Rosebel Gold Project, Suriname

        On February 7, 2003, Cambior completed a new credit facility with a group of financial institutions for an amount of $65,000,000. The credit facility consists of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving credit facility, both maturing on December 31, 2007. The term loan minimum repayments are scheduled as follows, with the initial reimbursement due on June 30, 2004:

Year of repayment	$
2004	15,000
2005	16,000
2006	16,000
2007	8,000

55,000

        In addition, Cambior has agreed to repay up to $5,000,000 from proceeds from the exercise of warrants in 2003 or new share issues in order to reduce commitments and/or outstandings under the non-revolving term facility following the scheduled reductions pro-rata.

        The credit facility will bear interest at LIBOR rate plus 2.50% until "Commercial Completion" of the Rosebel Project as defined under the terms of the credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on certain financial ratios.

        This new credit facility will be used to repay the $22,440,000 balance under the 2001 credit facility and to finance the construction and development of the Rosebel Project.

        Under the new credit facility, Cambior is required to maintain a Revenue Protection Program covering 30% of its expected production during the loan life period at a minimum price of $290 per ounce. The hedging commitment is subject to reduction following a decrease in the amount outstanding under the loan facility. As part of the Revenue Protection Program covenant, Cambior will have the right to roll forward its contracts up to the final maturity of the loan and the hedging lines will not be subject to margin calls. This covenant will allow Cambior to pursue its reduction of the Revenue Protection Program in accordance with its corporate strategy.

        The agreement with the lenders is subject to the maintenance of various covenants and financial ratios similar to those currently in force.

22.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A.    Consolidated Financial Statements

        The adjustments to comply with U.S. GAAP would be as follows:

Consolidated statement of operations

	2002	2001	2000
	$	$	$
Net loss as per Canadian GAAP	(8,052)	(8,239)	(81,610)
Writedown of assets (a)	—	5,419	1,698
Depreciation, depletion and amortization (b)	4,430	7,270	7,811
Mining properties (c)	(3,516)	—	4,302
Unrealized gain (loss) on forward exchange contracts (d)	6,367	(174)	(4,220)
Exchange loss (gain) (e)	541	914	(949)

Net earnings (loss) as per U.S. GAAP	(230)	5,190	(72,968)

Basic and diluted net earnings (loss) per share as per U.S. GAAP:
Continuing operations	0.00	0.06	(0.89)
Discontinued operations	0.00	0.00	(0.11)

Total	0.00	0.06	(1.00)

        The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows:

	December 31, 2002				December 31, 2001
	As per GAAP in Canada	Adjustments		As per U.S. GAAP	As per GAAP in Canada	Adjustments		As per U.S. GAAP
	$	$		$	$	$		$
Assets
Long-term investments	4,165	1,762	(f)	5,927	1,934	715	(f)	2,649
Property, plant and equipment	200,175	(41,883)	(a)	161,112	194,683	(41,883)	(a)	154,706
		19,511	(b)			15,081	(b)
		(16,691)	(c)			(13,175)	(c)
Fair value of hedge derivatives	—	—		—	—	3,510	(g)	3,510
Fair value of non-hedge derivatives	—	—		—	5,330	(4,811)	(d)	519
Liabilities
Current portion of deferred gains	2,949	(2,949)	(g)	—	3,661	(3,661)	(g)	—
Deferred gains	3,304	(3,304)	(g)	—	498	(498)	(g)	—
Fair value of hedge derivatives	—	40,566	(g)	40,566	—	—		—
Fair value of non-hedge derivatives	6,362	—		6,362	—	—		—
Shareholders' Equity
Capital stock	288,910	(24,843)	(h)	270,820	226,727	(20,276)	(h)	213,204
		6,753	(i)			6,753	(i)
Contributed surplus	—	11,626	(i)	373,293	23,047	11,626	(i)	373,293
		361,667	(j)			338,620	(j)
Deficit	(107,448)	(382,677)		(490,125)	(117,876)	(372,019)		(489,895)
Changes in market value of investments	—	1,762	(f)	1,762	—	715	(f)	715
Gain (loss) on hedge derivatives	—	(35,869)	(g)	(35,869)	—	7,669	(g)	7,669
Cumulative translation adjustment	(18,855)	9,480	(e)	(28,888)	(20,365)	10,021	(e)	(29,857)
		(19,513)	(i)			(19,513)	(i)

Change in accounting policies under U.S. GAAP

FASB Statement 133

        On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The Company has designated its prepaid gold forward as normal sales as defined by SFAS 138 and this contract is therefore excluded from the scope of SFAS 133. Gold Forward contracts have been designated as cash flow hedges for U.S. GAAP purposes and are marked-to-market and related unrealized gains or losses on those instruments are charged to other comprehensive income. VVF contracts, written call options and foreign exchange spot deferred and fixed forwards contracts have not been designated as hedges for U.S. GAAP purposes and are marked-to-market in current operations. On January 1, 2001, the Company charged an amount of $8,813,000 as a transition adjustment on adoption of SFAS 133. Since July 1, 2002, the Company has applied hedge accounting for foreign exchange fixed forward contracts, see 22A(d).

FASB Statement 144

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption.

(a)
Writedown of assets

        Following the periodic evaluation of the carrying amount of the Company's property, plant and equipment referred to in notes 2 and 8, an additional writedown under U.S. GAAP in 1999 was required as a result of discounting cash flow from impaired properties. In 2002 and 2001, no writedown was required under U.S. GAAP and in 2000, the writedown under U.S. GAAP was lower than under Canadian GAAP.

(b)
Depreciation, depletion and amortization

        Following the additional writedown taken under U.S. GAAP in 1999 as mentioned in (a), the depreciation, depletion and amortization of mining assets for the years 2002, 2001 and 2000 was lower under U.S. GAAP than under Canadian GAAP.

(c)
Mining properties

        Under Canadian GAAP, exploration costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, should be expensed as incurred and such property should be classified as an exploration property.

(d)
Unrealized gain (loss) on forward exchange contracts

        Gains and losses on forward exchange contracts are not charged to income until maturity of the contracts. Under U.S. GAAP for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedge for U. S GAAP purposes, and consequently, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedge item.

(e)
Exchange gain (loss)

        The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under U.S. GAAP, adjustments to the equity translation account were made only when there was a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f)
Long-term Investments

        Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(g)
Gain (Loss) on hedge derivatives

        As explained in the change in accounting policies note 22A, the Company designated gold forward contracts as cash flow hedge for U.S. GAAP purposes. Furthermore, since July 1, 2002, the Company designated foreign exchange contracts as cash flow hedge of Canadian sales denominated in U.S. dollars. Those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. When the Company delivers gold production against those contracts at a date earlier than anticipated, the net gain or loss remains in the other comprehensive income and is reclassified into earnings at the original designation date under U.S. GAAP. Under Canadian GAAP, the net gain or loss is deferred and charged to earnings at the original designation date.

(h)
Share issue expenses

        Share issue expenses are shown as a reduction in retained earnings as provided for under Canadian GAAP. Under U.S. GAAP, these expenses must be shown as a reduction in capital stock.

(i)
Change in functional currency

        The Company adopted the US dollar as its functional currency effective January 1, 1996. Under U.S. GAAP, prior years' financial statements must be translated using the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach has been applied retroactively.

(j)
Elimination of the deficit

        On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account. Under U.S. GAAP, such transfers are not permitted.

B.    Consolidated Comprehensive Income (Loss)

        The statement of consolidated comprehensive income (loss) is as follows:

	2002	2001	2000
	$	$	$
Net earnings (loss) as per U.S. GAAP	(230)	5,190	(72,968)
Other comprehensive income (loss)
Translation adjustment	969	(5,858)	(7,539)
Unrealized gain (loss) on investments	1,047	(726)	(1,483)
Transition adjustment on adoption of SFAS 133 (1)	—	8,813	—
Loss on hedge derivatives	(43,538)	(1,144)	—
Exchange loss charged to earnings	—	—	1,821

Consolidated comprehensive income (loss)	(41,752)	6,275	(80,169)

(1)
Significantly all of this amount has been reclassified in the statement of operations during the year.

        Changes in items of the other comprehensive income (loss) are as follows:

	Balance at beginning	Changes during year	Exchange loss charged to earnings (Notes 16 and 22A(d))	Balance at end
	$	$	$	$
2002
Cumulative translation adjustment	(29,857)	969	—	(28,888)
Gain (loss) on hedge derivatives	7,669	(43,538)	—	(35,869)
Unrealized gain on investments	715	1,047	—	1,762

Other cumulative comprehensive loss	(21,473)	(41,522)	—	(62,995)

2001
Cumulative translation adjustment	(23,999)	(5,858)	—	(29,857)
Gain on hedge derivatives	—	7,669	—	7,669
Unrealized gain (loss) on investments	1,441	(726)	—	715

Other cumulative comprehensive loss	(22,558)	1,085	—	(21,473)

2000
Cumulative translation adjustment	(18,281)	(7,539)	1,821	(23,999)
Unrealized gain (loss) on investments	2,924	(1,483)	—	1,441

Other cumulative comprehensive loss	(15,357)	(9,022)	1,821	(22,558)

C.    Accounting for Compensation Plans

        The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. If the fair value based method of accounting had been applied, the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000 would have been as follows on a pro forma basis:

	2002	2001	2000
	$	$	$
Net earnings (loss), as reported	(230)	5,190	(72,968)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(814)	(1,186)	(1,920)

Pro forma net earnings (loss)	(1,044)	4,004	(74,888)

Basic and diluted net earnings (loss) per share, as reported ($)	(0.00)	0.06	(1.00)
Basic and diluted net earnings (loss) per share, pro forma ($)	(0.01)	0.04	(1.02)

D.    Standard Applicable for the Year 2003

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The statement is effective for fiscal years beginning after June 15, 2002, and the Company has not yet determined the effect of adoption.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability recognition for certain employee termination benefits and other costs to exit an activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. The Company is currently evaluating the impact of the Statement.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123 ("SFAS 148"). This amendment provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company believes that this statement will not have a material impact on its financial statements.

U.S. SECURITIES AND EXCHANGE
COMMISSION

CAMBIOR INC.

FORM 40-F

ANNUAL REPORT
DECEMBER 31, 2002

INFORMATION CIRCULAR PROVIDED
IN CONNECTION WITH THE SOLICITATION
OF PROXIES BY THE MANAGEMENT OF CAMBIOR INC. FOR USE AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON MAY 9, 2003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Longueuil, Québec, April 4, 2003

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Cambior Inc. (the "Company") will be held in the Ballroom of the Marriott Château Champlain, 1, Place du Canada, Montreal, Québec, on Friday, May 9, 2003 at 11:00 A.M. (local time) (the "Meeting") for the following purposes:

  1.
  to receive the report of the directors and the audited financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;

  2.
  to elect directors;

  3.
  to appoint auditors and authorize the Board of Directors to fix their remuneration; and

  4.
  to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

        The Information Circular and the Form of Proxy prepared in respect of the Meeting accompany this notice.

                        BY ORDER OF THE BOARD OF DIRECTORS

                        Marc Dagenais
                        Vice President, Legal Affairs and
                        Corporate Secretary

        If you are unable to attend the Meeting in person, please complete, date and sign the enclosed Form of Proxy and return it in the envelope provided for that purpose.

INFORMATION CIRCULAR

        This information circular is provided in connection with the solicitation of proxies by the management of Cambior Inc. (the "Company") for use at the Annual General Meeting of Shareholders of the Company to be held in Montreal, Québec, on Friday, May 9, 2003, at 11:00 A.M. (local time)(the "Meeting") and for any adjournment thereof.

        Unless otherwise indicated, all dollar amounts in this information circular are expressed in Canadian dollars.

Voting Information

How Are Proxies Solicitated?

        Proxies are solicited primarily by mail. However, the Company has retained the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies on its behalf at a cost of $18,000. Proxies may also be solicited by directors, senior officers, employees or agents of the Company, personally, in writing, by telephone or by telecopier. The Company will bear all costs and expenses of solicitation. In addition, upon demand, the Company will reimburse brokers and other persons holding Common Shares as nominees for their reasonable expenses in forwarding proxies and accompanying material to beneficial owners of the Company's Common Shares.

What Will I Be Voting On?

        You will be voting on the election of directors of the Company and the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Company.

How Will These Matters Be Decided At The Meeting?

        A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters appearing on the Notice of Meeting and specified in this Information Circular.

How Many Votes Do I Have?

        You will be entitled to exercise one vote for every Common Share of the Company you own at the close of business on March 28, 2003, the record date for the Meeting.

        To vote Common Shares you acquired subsequent to the record date, you must, not later than ten days before the date of the Meeting, request that the Company add your name to the shareholders' list and produce properly endorsed share certificates, or otherwise establish that you own the shares.

How Do I Vote?

        If you are entitled to vote and your shares are registered in you name, you can vote your shares in person at the Meeting or by proxy, as explained below.

        If your shares are held in the name of a securities broker, a trust company or another intermediary, please see the instructions below under the headings "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the Meeting?".

How Can I Vote By Proxy?

        Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed Form of Proxy, or any other appropriate form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the Form of Proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.

How Will My Proxy Be Voted?

        The persons named as proxies in the enclosed Form of Proxy will vote for or against, or withhold from voting your Common Shares, in accordance with your instructions on the Form of Proxy. In the absence of such instructions, they will vote your shares IN FAVOUR of all the matters identified in the attached Notice of Meeting.

What If There Are Amendments Or If Other Matters Are Brought Before The Meeting?

        The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

What If I Change My Mind And Want To Revoke My Proxy?

        You may revoke your proxy at any time, to the extent that it has not yet been exercised, by written notice signed by you or your attorney duly authorized in writing or, if the shares are held by a company, the notice must be under corporate seal and signed by an officer or a duly authorized attorney of said company. Such instrument must be delivered at the office of the Company located at 1111 St.Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4, or at CIBC Mellon Trust Company, Stock Transfer Service, 2001, University Street, 16th Floor, Montreal, Québec, H3A 2A6, by no later than 5:00 P.M. on May 7, 2003. Your proxy may also be revoked by giving notice thereof to the chairman of the Meeting on the date of the Meeting or of any adjournment thereof or in any other manner permitted by law.

Who Counts The Votes Cast By Proxy?

        Proxies are counted by CIBC Mellon Trust Company of Canada, the Transfer Agent of the Company.

Is My Vote Confidential?

        The Transfer Agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How Can A Non-Registered Shareholder Vote?

        If your Common Shares are not registered in your name, they are held in the name of an intermediary, which is usually a securities broker, a trust company or other financial institution, or in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. The Company has distributed the Meeting materials to the intermediaries which are required to forward the Meeting materials to non-registered holders unless the non-registered holders have waived the right to receive them. Intermediaries very often call on service companies to forward the Meeting materials to non-registered holders. By forwarding to you the Meeting materials, your intermediary is seeking your instructions as to how to vote your shares. Each intermediary has its own signing and return instructions, which you should follow carefully to ensure your shares are voted. If you are a non-registered shareholder who provided instructions as to how your vote should be exercised and want to change your mind, kindly contact your intermediary to discuss which procedure to follow.

How Can A Non-Registered Shareholder Vote In Person At The Meeting?

        Since the Company does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the Form of Proxy sent to you by your intermediary and insert your own (or such other person's) name in the blank space provided or, in the case of a voting instruction form provided by your intermediary, follow the directions indicated on that latter form. By doing so, you are instructing your intermediary to appoint you (or such other person) as proxyholder. Then, follow the signing and return instructions provided by your intermediary. Do not otherwise complete the form, as you will be voting at the Meeting.

How Many Shares Are Eligible To Vote?

        On March 28, 2003, the Company had 170,691,010 Common Shares outstanding, such shares being the only voting securities in the share capital of the Company. Each Common Share confers upon its holder the right to one vote. The Board of Directors of the Company fixed the close of business on March 28, 2003 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting, but failure to receive such notice does not deprive a shareholder of his right to vote at the Meeting.

        To the knowledge of the directors and officers of the Company, Jipangu Inc. ("Jipangu") is the only shareholder exercising control or direction over more than 10% of the outstanding Common Shares of the Company. On March 28, 2003, Jipangu exercised control or direction over 44,611,194 Common Shares, representing 26.1% of all issued and outstanding Common Shares of the Company.

Election of Directors

        The By-laws of the Company provide that the Board of Directors of the Company consist of not less than seven persons and not more than 15 persons. The Board of Directors of the Company currently consists of nine members. At the Meeting, the 11 persons named hereunder will be proposed for election as directors of the Company. Except where authority to vote in favour of the election of directors is withheld, the nominees named in the accompanying Form of Proxy will vote the shares represented by such proxy IN FAVOUR of the election of the 11 persons named hereunder. The management of the Company does not contemplate that any of such persons will be unable or, for any reason, will become unwilling to serve as a director, but if that should occur, for any reason, prior to the election, the nominees named in the accompanying Form of Proxy reserve the right, subject to applicable law, to vote for another candidate in their discretion.

        Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

Name and Municipality of Residence	Principal Occupation	Director since	Numbers of Common Shares Over Which Control was Exercised as at March 28, 2003
ALEXANDER G. BALOGH(1) Oakville, Ontario	Corporate Director	1997	1,412
JAMES TODD BRUCE Unionville, Ontario	Mining Executive	—	—
GUY G. DUFRESNE(1)(2) Outremont, Québec	President and Chief Executive Officer Québec Cartier Mining Company (iron ore extraction and manufacturing company)	1995	30,000

GRAHAM FARQUHARSON (1)(3)(4) Toronto, Ontario	President Strathcona Mineral Services Limited (mining consultant and project management firm)	1993	51,820
MICHEL GAUCHER(3) Montreal, Québec	Chairman of the Board Dynamis Group, Inc. (cogeneration and recycling projects construction and management firm)	1988	1,412
LOUIS P. GIGNAC(3) Brossard, Québec	President and Chief Executive Officer Cambior Inc.	1986	413,869
JONATHAN C. GOODMAN Toronto, Ontario	President and Chief Executive Officer of Dundee Precious Metals Inc. (closed-end investment company) and of Dundee Resources Ltd. (resource holding company)	—	—(4)
JOHN W.W. HICK(2) Toronto, Ontario	President and Chief Executive Officer Geomaque Explorations Ltd. (mining company)	2000	—
ROBERT NORMAND(2)(3) Rosemère, Québec	Corporate Director	2000	33,000
HIROSHI OTSUKA(5) Tokyo, Japan	Controller Jipangu Inc. (gold investment private company)	2002	—(6)
KAZUO SHUTO(5) Tokyo, Japan	Director Jipangu Inc. (gold investment private company)	—	—(6)

(1)
Member of the Corporate Governance and Human Resources Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Safety and Sustainability Committee.

(4)
Dundee Precious Metals Inc. controls an aggregate of 7,294,700 Common Shares.

(5)
Nominee proposed for election as director by Jipangu.

(6)
Jipangu exercises control or direction over 44,611,194 Common Shares.

        Each nominee has supplied the information concerning the number of Common Shares over which he exercises control or direction.

        With the exception of Messrs. James Todd Bruce, Jonathan C. Goodman, Hiroshi Otsuka and Kazuo Shuto, all of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which an information circular was issued. Mr. Bruce has 20 years experience in the mining industry. From February 1996 to January 2003, he was President and Chief Operating Officer of IAMGold Corporation, a mining company who's shares are listed on the Toronto Stock Exchange. Prior to that, Mr. Bruce occupied various managing positions with Johannesburg Consolidated Investment Co., and its successor company, Anglo American Platinum Corporation Limited of South Africa, a platinum mining and refining company. Mr. Goodman has more than 20 years experience as business executive in the finance and resource industries. He is President and Chief Executive Officer of Dundee Precious Metals Inc. since 1993, and Dundee Resources Ltd., since November 2001. He is also Executive Vice President of Dundee Bancorp Inc., a holding company, since 1995, and of Dundee Wealth

Management Inc., a finance service company, since 1999. From December 1998 to November 2001, Mr. Goodman was President and Chief Executive Officer of Dynamic Mutual Funds, and from 1990 to 1998, he was Vice President of Goodman & Company. Mr. Otsuka has held the abovementioned occupation since December 2001. From 1999 to 2001, Mr. Otsuka was general manager, public relations and general affairs, for Taito Corp., a game and amusement company and prior thereto, he was general manager, sales administration, for Noevir Co., Ltd. a cosmetics company since 1995. Mr. Shuto has held the abovementioned occupation over the last five years.

        On October 30, 2001, Jipangu and the Company entered into a subscription agreement which provides, among other things, the right for Jipangu to propose for election as directors such proportionate number of nominees corresponding to its ownership of Common Shares of the Company up to a maximum of four nominees, provided that, in the latter case, at least two of such nominees shall be "unrelated directors" (as defined herein under "Statement of Corporate Governance Practices") to Jipangu, for so long as Jipangu maintains a participation of at least 10% of the issued and outstanding Common Shares. Jipangu=s proposed nominees for election to the Board of Directors are identified as such under "Election of Directors". Mr. David V. Mosher who was a director of the Company since the year 2000, as a nominee of Jipangu, will not be standing for re-election to the Board of Directors at the Meeting.

Executive Compensation

        The following table presents, for the periods indicated, the compensation of the President and Chief Executive Officer and of the four other most highly compensated executive officers of the Company for the fiscal year ended December 31, 2002 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation (3)
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Securities Under Options Granted (no. of shares)	All Other Compensation ($)
Louis P. Gignac President and Chief Executive Officer	2002 2001 2000	330,000 306,700 322,800	160,000 150,000 125,000	Nil Nil Nil	200,000 200,000 120,000	Nil Nil Nil
Réjean Gourde(4) Senior Vice President, Guiana Shield	2002 2001 2000	277,200 267,100 248,636	121,111 119,885 86,153	49,240 49,847 45,540	70,000 80,000 48,000	Nil Nil Nil
Raynald Vézina Senior Vice President, Canada	2002 2001 2000	262,700 255,400 250,000	32,000 98,000 42,000	Nil Nil Nil	70,000 80,000 48,000	Nil Nil Nil
Bryan A. Coates(5) Vice President, Finance and Chief Financial Officer	2002 2001 2000	234,000 109,700 N/A	104,000 36,200 N/A	2,062 1,293 N/A	70,000 120,000 N/A	Nil Nil N/A
Robert Ménard Vice President, Projects and Construction	2002 2001 2000	213,000 207,000 203,000	64,500 56,000 15,000	9 331 1,665	40,000 50,000 36,000	Nil Nil Nil

(1)
Bonuses are declared and paid in cash during the year following the year in which they were earned. The amounts shown are reported in the year earned. Bonuses of senior officers, including the Named Executive Officers, are awarded on a case-by-case basis.

(2)
The amount shown for Mr. Gourde reflects a housing allowance in accordance with mining industry standards. The allowance granted to Mr. Gourde reflects his agreement to work in a remote location isolated from his family, since April 1994. The amount shown for Mr. Coates reflect the taxable benefit in connection with an interest free relocation loan as more fully described under "Table of Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs". Named Executive Officers are entitled to the use of a Company-leased automobile, and other perquisites. The value of such perquisites is no greater than the lesser of 10% of the total annual compensation (base salary and bonus) and $50,000.

(3)
There are no long-term compensation programs other than the grant of options.

6

(4)
All salaries are expressed in Canadian dollars. Mr. Gourde's compensation is in American dollars and is converted according to the exchange rates applicable at the time it was allocated; all other amounts are converted at a rate of 1.4854 (2000), 1.5489 (2001) and 1.5593 (2002).

(5)
Mr. Coates' employment with the Company commenced on July 16, 2001.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (no. of shares)	% of Total Options Granted to Employees in 2002	Exercise Price(1) ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Louis P. Gignac	200,000	15.0%	$2.20	$2.26	May 6, 2009
Réjean Gourde	70,000	5.3%	$2.20	$2.26	May 6, 2009
Raynald Vézina	70,000	5.3%	$2.20	$2.26	May 6, 2009
Bryan A. Coates	70,000	5.3%	$2.20	$2.26	May 6, 2009
Robert Ménard	40,000	3.0%	$2.20	$2.26	May 6, 2009

(1)
The exercise price is equal to the average of the closing prices of a Common Share of the Company on the Toronto Stock Exchange for the five business-day period immediately preceding the date of grant.

        Options granted in 2002 under the terms of the long term incentive plan are for Common Shares, have a term of seven years and become exercisable, as to 50%, two years after the date of grant and, as to the remaining 50%, three years after the date of grant. Reference is made to the disclosure under the heading "Corporate Governance and Human Resources Committee—Report on Executive Compensation—Long Term Incentive Plan" for the details of the Company's Stock Option Plan.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

			Unexercised Options at Financial Year-End (no. of shares)		Value of Unexercised in-the- Money Options at Financial Year-End ($)
Name	Securities Acquired on Exercise (no. of shares)	Aggregate Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Louis P. Gignac	Nil	Nil	535,000	460,000	46,800	404,800
Réjean Gourde	Nil	Nil	219,000	174,000	18,720	161,420
Raynald Vézina	Nil	Nil	224,000	174,000	18,720	161,420
Bryan A. Coates	Nil	Nil	Nil	190,000	Nil	202,700
Robert Ménard	Nil	Nil	153,000	108,000	14,040	103,040

        The market value of a Common Share of the Company was $2.25 at December 31, 2002.

Retirement Benefits

        Officers and senior management of the Company, specifically designated by the Board of Directors, participate in a non-contributory defined benefits registered pension plan. This pension plan is managed by a retirement committee composed of representatives of the Company and the participants, and an independent third party.

        Pension benefits are calculated and accrued on the basis of 1.75% multiplied by years of pensionable service multiplied by the average of the highest three years base salary earned during the six years prior to retirement. The registered pension plan provides benefits up to the limits prescribed by Revenue Canada. Normal retirement age is 65. There is no reduction in the amounts paid under the plan to reflect the value of statutory retirement income benefits. Participants may choose to contribute to this registered pension plan and in return receive incidental benefits, subject to the maximum prescribed by Revenue Canada, which is established on an individual basis for each interested participant by the Company's actuaries.

        Members of the senior management of the Company specifically designated by the Board of Directors, including the Named Executive Officers, participate in a non-contributory supplementary executive retirement plan (the "SERP"). The intent of the SERP is to provide a pension that is equal to that which would otherwise be received if the registered pension plan reflected the full amount of base salary.

        Benefits accrue under the combined terms of the registered pension plan and the SERP. The total pension payable under the terms of the registered pension plan and the SERP is limited to a maximum of 70% of pensionable earnings.

        The registered pension plan is funded in accordance with applicable laws. On December 19, 2001, the Board of Directors of the Company resolved to commence contributing amounts to the SERP. Contributions in the amount of $150,000 and $400,000 were allocated in regards to the years 2001 and 2002, respectively, and will be paid to the SERP when the SERP Trust Agreement, which is under review, will be executed. Contributions are assessed by the Board of Directors on a yearly basis in light of the Company's then financial position and other factors deemed relevant by the Board of Directors. The Board has discretion to elect to contribute or not in respect of any particular year. However, the Company is obliged by applicable laws to begin funding over a period of three years its obligations under the terms of the SERP when each participant reaches the age of 68, or immediately if there is a change of control of the Company.

PENSION PLAN TABLE
ESTIMATED TOTAL ANNUAL BENEFIT ON RETIREMENT

	Years of Service
Remuneration($)
	15	20	25	30	35
125,000	32,812	43,750	54,687	65,625	76,562
150,000	39,375	52,500	65,625	78,750	91,875
175,000	45,937	61,250	76,562	91,875	107,187
200,000	52,500	70,000	87,500	105,000	122,500
225,000	59,062	78,750	98,437	118,125	137,812
250,000	65,625	87,500	109,375	131,250	153,125
300,000	78,750	105,000	131,250	157,500	183,750
350,000	91,875	122,500	153,125	183,750	214,375
400,000	105,000	140,000	175,000	210,000	245,000
450,000	118,125	157,500	196,875	236,250	275,625

        The normal form of pension is a benefit payable for life, with 60% continuing to the surviving spouse. Pension benefits may be taken in other forms subject to actuarial adjustment. As of December 31, 2002, complete years of service credited to each Named Executive Officer under the terms of the plans were:

Years of Pensionable Service
	Registered Plan	SERP (1)
Louis P. Gignac	16 years and 7 months	21 years and 7 months(2)
Réjean Gourde	15 years	15 years(3)
Raynald Vézina	14 years and 4 months	19 years and 4 months(4)
Bryan A. Coates	1 year and 5 months	2 years and 5 months(4)
Robert Ménard	8 years and 10 months	8 years and 10 months

(1)
As of January 1st, 1996, all beneficiaries of the SERP are credited with one additional year of service per year until both plans reflect the same number of years of service.

(2)
Mr. Louis P. Gignac has a special retirement income arrangement wherein, for each two years of service since January 1st, 1991, he is credited with three years of pensionable service in the SERP.

(3)
Mr. Réjean Gourde has a special retirement income arrangement wherein, for each year of service completed since January 1st, 2002, he is credited with one additional year of pensionable service in the SERP, subject to a maximum of three additional years of service.

8

(4)
Mr. Raynald Vézina has a special retirement income arrangement wherein, for each year of service completed since January 1st, 1995, he is credited with one additional year of pensionable service in the SERP, subject to a maximum of five additional years of service. Mr. Bryan A. Coates benefits from the same arrangement as from his hiring date, July 2001.

Employment Agreements

        The senior officers of the Company, including Named Executive Officers, benefit from certain protection in the event of a change of control of the Company. Upon termination of employment subsequent to a change of control and for any reason other than death or for cause, each Named Executive Officer shall be entitled to: a) a severance payment equal to a certain number of months of base salary; b) the accelerated vesting of 100% of the stock options granted whether or not exercisable on such date; c) the immediate purchase of 100% of the shares acquired by the Company for the employee through the share purchase plan, but not yet available to the employee at such date; d) the credit of years of service for the purposes of the registered pension plan and of the SERP for a period equal to the lesser of i) the period covered by the severance payment and ii) the period covered between the date of termination and the date of the normal retirement age (65 years); e) the maintenance of fringe benefits for the period set forth above in d), including life insurance but excluding short and long-term disability insurance; and f) certain other benefits of less importance. The severance payment of the President and Chief Executive Officer and of the other Named Executive Officers shall be equal to 24 months of their base salary. When calculating severance amounts, no period should exceed the period covered between the date of termination of employment and the date of the normal retirement age (65 years).

        The benefits described above also apply upon termination of employment by the senior officer in response to an improper change such as a substantial change in responsibilities or status subsequent to a change of control.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

        As at March 28, 2003, there was no indebtedness, excluding routine indebtedness, owing to the Company or its subsidiaries by any current or former director, officer or employee of the Company or any of its subsidiaries other than the loan disclosed in the following table, which was made to assist the following officer in relocating.

Name, Municipality of Residence and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at March 28, 2003
Bryan A. Coates Candiac, Québec Vice President, Finance and Chief Financial Officer	Lender	$80,000	$64,000

        The loan to Mr. Coates is evidenced by a promissory note repayable to the Company in periodic installments with the balance becoming due on September 4, 2006. No interest is charged on this loan.

Corporate Governance and Human Resources Committee—
Report on Executive Compensation

        The Corporate Governance and Human Resources Committee of the Board of Directors (the "Committee") oversees compensation and career development for officers and senior managers of the Company. The Committee is composed of four members of the Board of Directors who are neither employees nor former employees of the Company. All members of the Committee are "unrelated" under the guidelines of the Toronto Stock Exchange and "independent" under proposed U.S. rules.

        The Committee makes recommendations to the Board of Directors on all aspects of the compensation payable to the President and Chief Executive Officer and the senior officers. The President and Chief

Executive Officer may attend committee meetings to provide advice and recommendations regarding issues of concern to the Committee, including compensation of Named Executive Officers. However, the President and Chief Executive Officer is not entitled to vote on any matter brought before the Committee and must not be present during discussion of his own compensation.

        The Committee also reviews, for approval, the design and competitiveness of the Company's executive compensation program.

Executive Compensation Strategy

        The Committee fosters the development of executive compensation plans that accomplish the following objectives:

  •
  attract to the Company superior managers who have already proven their ability, insight and judgment;

  •
  retain the services of such managers throughout successive business cycles typically experienced by resource-based companies;

  •
  encourage managers to link their personal interests to those of the shareholders of the Company; and

  •
  motivate managers to attend to the critical issues of company operations which are vital to the ongoing success of the Company.

        The Company uses independent compensation consultants to assess its executive compensation policy relative to the marketplace, and participates and subscribes to various surveys on executive compensation. The Company also collects information about other corporations of similar size within the mining industry.

        The Committee is committed to the concept of executive compensation being related to corporate performance, but also believes that compensation should reflect financial, operational, developmental and other results achieved by the Company that contribute to increasing its value. Further, compensation design must recognize cyclical factors which are relevant to the mining industry segment generally.

        Finally, employees based in foreign countries must be compensated competitively with standards prevailing within the international mining community. Advice and counsel is sought regularly from various sources, including independent consultants, on competitive levels of compensation for expatriate employees in the various locations where the Company does business.

        Compensation for all senior officers, including the Named Executive Officers, consists of four components: a base salary, a cash-based annual incentive, a long-term incentive and employee benefits. As a senior officer's level of responsibilities increases, a greater portion of total compensation is based on performance. The level of achievement of the objectives set in respect of each performance criteria has a direct impact on cash-based annual incentive and the long-term incentive of each said senior officer, thereby establishing a direct link between senior executive compensation and the Company's performance.

Base Salary

        The Company policy is to set the base salary at a level comparable to the median base salaries offered by a reference group consisting of Canadian mining companies (the "Reference Group") for senior officers occupying positions of similar importance, scope and complexity to those at the Company. Current salaries are generally equivalent to the targeted competitive positions. The base salaries of senior officers reflect their responsibilities, experience and specific competencies.

Annual Incentive

        Up until 1999, the Company had provided annual incentive compensation to Named Executive Officers and managers under the terms of a Bonus Incentive Plan, which provided for cash bonuses based on corporate, divisional and individual performance.

        In 1999, the Board of Directors terminated the Bonus Incentive Plan for Cambior's senior officers and indicated that any future bonuses to senior officers would, until further notice, be awarded on a case-by-case basis. The Board of Directors resolved to award bonuses for the years ended December 31, 2001 and 2002 in acknowledgment of (i) the Company's relaunching after completion of its financial restructuring and (ii) solid operational results despite the persistent difficult industry context. The bonus of each senior officer, including the Named Executive Officers, is calculated based on pre-established performance targets and individual results, or corporate results, or both, obtained. Bonuses are reviewed, for approval, by the Committee.

Long Term Incentive Plan

        A long term incentive plan grants stock options to key employees, including Named Executive Officers, and directors of the Company. This component of compensation is intended to retain the services of valued employees, motivate them to take actions that enhance shareholder value and align their interests with those of the shareholders.

        The Board of Directors, upon recommendation from the Committee, manages the stock option plan with full authority and considers option grants annually. The number of options granted each year is subject to recommendation by the President and Chief Executive Officer based on his assessment of the performance or contribution of each individual. The Board may take into consideration the number and term of options previously granted when making the decision to grant additional options. Options expire after seven years and are not exercisable during the first two years following their granting; thereafter, as from the second anniversary of their granting, they become exercisable up to a proportion of 50% of the number granted, and they become exercisable in full (100%) three years after their granting.

        The maximum number of Common Shares that may be issued pursuant to the exercise of options shall not exceed, subject to any adjustments in the event of amendments to the share capital of the Company affecting said Common Shares, 9,000,000 Common Shares, or any greater number determined by the Board of Directors and approved by the majority of the holders of Common Shares present and voting in person or by proxy at a shareholders' meeting.

        The subscription price for each share covered by an option shall be equal to the average of the closing prices of a Common Share of the Company on the Toronto Stock Exchange for the five business-day period immediately preceding the option granting date.

Employee Benefits

        The employee benefits and pension plan are comparable, on the whole, to those offered by the Reference Group.

President and Chief Executive Officer's Compensation

        The same compensation plans are available to the President and Chief Executive Officer as apply to other executive officers; the Committee adjusts his compensation package using the same criteria as apply to the rest of the group.

        The members of the Committee were, for the fiscal year ended December 31, 2002:

                        Graham Farquharson, Chairman
                        Alexander G. Balogh
                        Guy G. Dufresne
                        David V. Mosher

Compensation of Directors

        Each outside director receives an annual retainer of $12,000. Compensation also includes attendance fees of $1,100 for each Board meeting and each committee meeting attended. The Chairman of the Board receives an additional amount of $15,000 annually. On December 17, 2002, the Board of Directors, upon recommendation of the Corporate Governance and Human Resources Committee, resolved to increase the annual remuneration of the chairmen of the Audit Committee and of the Corporate Governance and Human Resources Committee, from the current amount of $2,000 to an amount of $4,000, payable in cash, in acknowledgment of the increasing importance and number of issues and matters which need to be reviewed by these committees, and the corresponding increasing workload. The annual remuneration of the chairman of the Safety and Sustainability Committee was maintained at $2,000. For any Board or committee meeting held via a telephone conference, the attendance fee is one-half the normal fee. Travel and other expenses incurred by directors to attend Board and committee meetings are also reimbursed. Full-time officers of the Company who serve as directors are not entitled to such compensation.

        The Company's Stock Option Plan, adopted at the Annual General and Special Meeting of Shareholders on May 2, 1990 and more fully described under the heading "Corporate Governance and Human Resources Committee—Report on Executive Compensation—Long Term Incentive Plan", allows the granting of stock options to the directors of the Company. However, no options were granted to outside directors prior to 1999 and none were granted in 2000. On April 25, 2002, the Board of Directors approved a policy that provides for the granting to each outside director, on the date of each annual meeting of the shareholders of the Company, of an option to purchase 10,000 Common Shares at the same exercise price as for all employees of Company and in accordance with the Company's Stock Option Plan.

Liability Insurance

        The Company subscribes to insurance policies with respect to directors' and officers' liability covering directors and officers of the Company and its subsidiaries as a group. The total amount of insurance for the period from March 24, 2003 to March 24, 2004 is $25,000,000 with a deductible of up to $250,000 for the Company in case of loss.

        Premiums for directors and officers insurance have increased substantially as a result of new insurance market conditions. For the current year of coverage, the Company paid a total premium of $448,000 pursuant to the policies.

Interest of Management and Others in Material Transactions

        On July 19, 2002, the Company completed a $361,000 private placement of 129,455 flow-through shares to a group of employees including five officers.

        Fees in the amount of $46,440 were paid to Strathcona Mineral Services Limited, a mining consultant and project management firm of which Mr. Graham Farquharson is President, for review of the Rosebel feasibility study and independent review of mineral reserves.

Statement of Corporate Governance Practices

        The rules of the Toronto Stock Exchange ("TSX") require that each listed company disclose on an annual basis its approach to corporate governance with reference to guidelines set out in the TSX Company Manual. The Company's disclosure of its corporate governance practices addressing each of the TSX guidelines is set out in Schedule "A" to this information circular.

        These TSX guidelines (which are not mandatory) deal with the composition, mandate and objectives of Boards of Directors and their Committees, the advisability of having a majority of Board members who qualify as "unrelated" directors, the decision-making process of the Board of Directors, the recruiting, guidance and education of new directors, the independence of Board members, the assessment of the performance of the Board of Directors, its members and that of the President and Chief Executive Officer, the size of the Board, the compensation of directors, the Board's expectations of management and measures for dealing with shareholder concerns.

        The Company's corporate governance practices aim at ensuring the efficient administration of the Company and maximizing shareholders' value.

        In the fall of 2002, the Board of Directors reviewed the Company's governance practices in light of the Sarbanes-Oxley Act of 2002 ("SOX") adopted by the U.S. Congress, the rules and regulations adopted or proposed, as the case may be, by the U.S. Securities and Exchange Commission ("SEC") in connection with SOX, the American Stock Exchange (AMEX) corporate governance proposals, the current TSX guidelines and those proposed in April 2002, and the provisions of the securities acts of the Provinces of Québec and Ontario concerning corporate governance. The Company's current governance practices comply with guidelines and rules in effect. As proposals and new regulatory provisions will come into effect, the Board will review and, if necessary or appropriate, amend or supplement its governance practices on an ongoing basis. In December 2002, the TSX circulated additional proposals and when such proposals will have been finalized, the Board will reassess the Company's corporate governance practices.

        As required by SOX, the Chief Executive Officer and Chief Financial Officer will provide certificates relating to the annual statutory reports content pursuant to SOX and have evaluated and reported on the effectiveness of the Company's internal controls and procedures.

        When used herein, the term "unrelated director" has the meaning ascribed thereto in the TSX guidelines, namely "a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding".

Board of Directors and Committees

        The Board of Directors consists of nine members. Only one, the President and Chief Executive Officer, is an employee of the Company and, as such, is considered to be a related director. All other members of the Board are unrelated directors. Any director who is 75 years old at the time of an annual shareholders' meeting of the Company is not eligible for re-election. The mandate of the Board is described in Schedule "A" to this information circular.

        The Board of Directors held 15 meetings in 2002. Two members attended all 15 meetings, two members attended 14 meetings, two others attended 13 meetings, one member attended 12 meetings and another attended ten meetings. One member was appointed to the Board during the summer of 2002 to fill a vacancy and attended all four meetings following his appointment.

        All committees are created by the Board of Directors and report directly to it. There are currently three committees of the Board of Directors which are described below. An additional Committee, the Executive Committee, was dissolved by resolution of the Board of Directors on May 16, 2001; the committee held no meetings for more than five years priors to its dissolution. All committee members are appointed by the Board of Directors. The Chairman of a committee is selected by the Board of Directors among the members of the relevant committee. The minutes of a committee meeting as well as the written resolutions passed by it are submitted to the Board of Directors. A committee may, from time to time and at the Company's expense, retain the services of such independent advisors as it may deem useful or necessary in carrying out its mandate.

        The Audit Committee consists of four directors who are all unrelated, according to Canadian rules, and independent, according to proposed U.S. rules. During the year 2002, the Audit Committee was composed of five members. However, as a result of the proposed U.S. rules concerning the criteria of "independence", with respect to members of an audit committee, Mr. Graham Farquharson, who had joined the Audit Committee in May 2002, resigned as a member of this committee in December 2002 as he is President of Strathcona Mineral Services Limited which performed work for the Company in 2002 (see under "Interest of Management and Others in Material Transactions"). This committee's general mandate is more fully described in Schedule "A" to this information circular. The Audit Committee held four meetings in 2002. Of the four current members of the Audit Committee, two members attended all committee meetings and the others attended three meetings. The members of the Audit Committee are:

                        Robert Normand, Chairman
                        Guy G. Dufresne
                        John W.W. Hick
                        David V. Mosher

        The Corporate Governance and Human Resources Committee consists of four unrelated directors. This committee's mandate is more fully described in Schedule "A" to this information circular. This committee held three meetings in 2002. All members attended all three meetings except for one member who attended two meetings. The members of this committee are:

                        Graham Farquharson, Chairman
                        Alexander G. Balogh
                        Guy G. Dufresne
                        David V. Mosher

        The Safety and Sustainability Committee consists of four directors, including three unrelated directors and one related director. This committee reviews the general policies submitted by the Company's management in connection with occupational health, safety and training, corporate social responsibility and the environment and receives reports on such matters from management. It reviews and evaluates practices, plans and programs related to these three areas. Based on its review, this committee makes recommendations to the Board of Directors. The Safety and Sustainability Committee held three meetings in 2002. All members attended all three meetings. The members of this committee are:

                        Graham Farquharson, Chairman
                        Michel Gaucher
                        Louis P. Gignac
                        Robert Normand

Board's Expectations of Management

        The Board of Directors expects management to assume responsibility for the stewardship of the Company while staying within authorized business limits and conforming to the strategic plan, operating budget and various corporate policies approved by the Board. The Board of Directors expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered. The Board of Directors also expects management to submit for its approval alternative plans and strategies to be implemented based on the current economic and market conditions.

        The Company's management must also act with a view to the best interests of the Company for the long-term enhancement of shareholder value.

Ethics

        The Company has a code of ethics and has adopted from time to time policies and guidelines relating to ethics that apply to all employees of the Company. In addition, the Company has formally adopted a specific code of ethics governing financial reporting officers which complies with the requirements of SOX.

Performance Graph

        The following graph compares the cumulative total shareholder return over the last five fiscal years on the Company's Common Shares with the cumulative total return of the S&P/TSX Composite Stock Index and of the TSX Gold and Precious Minerals Index, each Index as published by the TSX.

        The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR CUMULATIVE TOTAL RETURN
December 31, 1997—December 31, 2002

    Note: Assuming an investment of $100 and reinvestment of dividends, as described in the above paragraph.

Appointment of Auditors

        Raymond Chabot Grant Thornton, chartered accountants, have been the auditors of the Company since 1973. At the Meeting, or any adjournment thereof, Raymond Chabot Grant Thornton, chartered accountants, will be proposed for reappointment as auditors of the Company for the fiscal year ending December 31, 2003. Unless authority to vote in respect thereof is withheld, the nominees named in the accompanying Form of Proxy will vote IN FAVOUR of such reappointment and IN FAVOUR of authorizing the Board of Directors to fix their remuneration.

        For the year ended December 31, 2002, the Company paid Raymond Chabot Grant Thornton, $309,000 as described below:

Audit services(1)	$196,000
Prospectus work	$113,000
Other services	—

$309,000

(1)
Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements contained in the Annual Information Form, Annual Report and Form 40-F (U.S.) documents.

Approval of the Board of Directors

        The contents of this Information Circular and of the accompanying Form of Proxy, and the sending thereof, have been approved by the Board of Directors of the Company.

Longueuil, Québec, April 4, 2003

Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary

SCHEDULE A—Statement of corporate governance practices

The Company's alignment with the Toronto Stock Exchange guidelines for improved corporate governance

        In the table below, the Company's corporate governance practices are compared with the Toronto Stock Exchange ("TSX") guidelines for improved corporate governance, including the proposed amendments published in April of 2002 but not yet formally implemented as of March 28, 2003.

        The Company's 2002 Annual Report contains an overview of the Company's corporate governance practices, as well as descriptions of the mandates of the three committees of the Board.

TSX Guidelines For Improved Corporate Governance			Does The Company Align ?	Governance Practices of the Company

1.	The Board should explicitly assume responsibility for stewardship of the Company and specifically for:		X	The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. The Board monitors the manner in which the Company conducts its business as well as the senior management responsible for the day-to-day operations of the Company. The Board sets the Company's policies, assesses their implementation by management and reviews the results.

The President and Chief Executive Officer ("CEO") must determine and implement the appropriate systems for each of the five areas of responsibility described below (except monitoring the President and CEO) which the Board must review and, once approved, monitor.
	(i)	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	X
The Board assumes specific responsibility for the adoption of a strategic planning process. The Board approves the Company's strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board frequently discusses the Company's strategies and their implementation at Board meetings. The Company reviews its strategic plan periodically, taking into account changes in the general business conditions and, in particular, in the mining industry. This strategic plan is produced along with long term financial forecasts.

19

(ii)	identification of the principal risks of the Company's business and ensuring implementation of appropriate systems to manage those risks;	X
The Board, through its Audit Committee, assumes specific responsibility for the identification of the principal risks of the Company's business and the implementation of appropriate systems to effectively manage these risks. Among other things, the Audit Committee reviews, evaluates and monitors the Company's risk management program, including the revenue protection program, to determine that management has identified the principal risks of the Company's business and has implemented, and is maintaining appropriate systems and procedures to manage those risks. The Audit Committee reviews the general policies submitted by the Company's management in connection with financial reporting and internal control; it deals with all matters relating thereto, including, without restriction, reviewing and evaluating, periodically and at least once a year, public financial reports, the work of outside auditors, the structure of the accounting and internal control department and the efficiency of the records and systems used. Based on its review, the Audit Committee makes recommendations to the Board.
Periodically, the members of the Board visit an operation site of the Company to assess, among other things, the risks related therewith.
(iii)	succession planning, including appointing, training and monitoring senior management;	X
The Board, through its Corporate Governance and Human Resources Committee, assumes specific responsibility for succession planning of senior management, including the appointing, training, evaluation and monitoring of senior management. The Committee reports to the Board annually on succession planning matters.

20

(iv)	communication policy;	X
The Board, by itself and also through its Audit Committee, assumes specific responsibility for communications with shareholders and the public at large. The Audit Committee reviews and approves the contents of major financial disclosure documents, including the annual report, the quarterly and audited annual financial statements, management's discussion and analysis of the financial conditions and results of operation of said financial statements and management's assessment on internal controls.

The Board reviews all major disclosure documents, including the annual information form, circulars and the above-described financial disclosure documents. The Board adopted and also reviews from time to time the Company's disclosure policy that addresses how the Company interacts with analysts, stakeholders and the public in general, and contains measures to avoid selective disclosure. In this regard:
			•	procedures are in place to provide timely information to investors and to respond to investor inquiries and concerns;
•
the Company maintains a capable investor relations group with the responsibility of maintaining communications with the investing public in accordance with Company's disclosure policy and procedure and legal disclosure requirements;
			•	it is Company policy that every shareholder inquiry should receive a prompt response from the Manager, Investors Relations and Communication;

21

•
the President and CEO, the Vice President, Finance and CFO and other senior executives as well as the Manager, Investors Relations and Communications, meet periodically with financial analysts and institutional investors and attend various events allowing them to meet with current and potential investors, and other stakeholders;
			•	the Manager, Investors Relations and Communications, makes himself available to shareholders by telephone and fax; and
			•	the Company maintains an investor relations Web site at www.cambior.com.
	(v) integrity of internal control and management information systems.	X
The Board, through its Audit Committee, assumes specific responsibility for the integrity of the Company's internal control and management information systems. The Audit Committee considers and evaluates all aspects of the Company's financial reporting process and internal controls, monitors the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to financial reporting and internal controls, and makes recommendations to the Board in connection with these two areas.

2.
	A majority of directors should be "unrelated" (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company).	X
Currently, only one out of the 11 persons proposed for election to the Board in this Information Circular is "related" to the Company as determined pursuant to the TSX guidelines: as President and CEO of the Company, Mr. Louis P. Gignac is a "related" director.

3.
	The Board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.	X
The Board, itself or through its Corporate Governance and Human Resources Committee, reviews among other things, directors' relationship with management to determine the independence of the members of the Board. Louis P. Gignac, President and CEO is an employee of the Company and, as such, is considered to be a related director. All other members of the Board are unrelated directors.

22

4.
	The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.	X
The Corporate Governance and Human Resources Committee, composed exclusively of outside and unrelated directors, evaluates and recommends nominees for the Board, in consultation with the Chairman of the Board and the President and CEO. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Company. The Committee may retain outside consultants to conduct searches for appropriate nominees. The Committee review and evaluates, periodically and at least once a year, the contribution of each director.

5.	The Board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	X
The Corporate Governance and Human Resources Committee monitors and makes recommendations regarding the effectiveness of the corporate governance of the Company. It deals with all matters relating thereto, including, without restriction, reviewing and evaluating, periodically and at least once a year, the independence and performance of the Board and its committees, as well as the contribution of each director, and director succession planning.

As part of this process, the directors conduct each year an evaluation of the performance and effectiveness of the Board and its committees, along with self-assessments. Director peer reviews are performed in the context of discussions between individual directors and the Chairman of the Board.

Every year, the Corporate Governance and Human Resources Committee reviews the credentials and performance of nominees proposed for re-election to the Board. In doing so, it considers their continued qualification under applicable laws and the continued validity of their credentials.

6.	The Company should provide an orientation and education program for new directors.	X
Management is preparing a Director's Guide for new and existing board members. New directors meet with the Board and senior management to discuss the business activities of the Company and are given the opportunity to familiarize themselves with the Company by visiting various mining sites. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time that the Company expects of its directors.
Presentations on different aspects of the Company's operations are made regularly to the Board.

7.	The Board should examine its size and undertake, where appropriate, a program to determine a size which facilitates effective decision-making.	X
Following the Company's initial public offering in 1986, the Board had consisted of 11 members. It was reduced to nine members at the May 16, 2001 Shareholder's meeting to reflect the lower level of activity. The Board periodically examines issues relating to its composition to determine, among other things, its appropriate size to conduct its business effectively while providing a range of diverse skills and experience. Given the Company's renewed growth profile, it was determined to expand the Board to its previous size.
In this Information Circular, 11 nominees are proposed for election as directors at the Meeting.

8.	The Board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.	X
The Corporate Governance and Human Resources Committee reviews the amount and the form of compensation of directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as available information on compensation paid to directors of comparable companies. The Committee reviews such information and makes its recommendations to the Board.

9.	Subject to Guideline 13 (herein below), committees of the Board should generally be composed of outside directors, a majority of whom are unrelated.	X	The Audit Committee consists of four outside and unrelated directors. The Corporate Governance and Human Resources Committee consists of four outside and unrelated directors.
The Safety and Sustainability Committee consists of four directors, including three outside and unrelated directors and one related director.

10.	The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.	X
The Corporate Governance and Human Resources Committee considers and evaluates all aspects of the Company's corporate governance practices, advises and assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adapting the practices of the Company as needed. This Committee is also responsible for monitoring human resources matters. It reviews the general policies submitted by management in connection with corporate governance and human resources and monitors the implementation and administration of policies and guidelines with respect to these two areas. It also reviews and evaluates compensation, fringe benefits and retirement plans.
	This committee would, among other things, be responsible for the response to the TSX guidelines.	X	The Board has reviewed this Information Circular including this tabular response to the TSX guidelines.

11.	The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities.	X	Position descriptions have been developed for the Board, its committees and the President and CEO.

The mandate of the Board is to supervise the management of the business and affairs of the Company. The scope of the Board's supervisory role expressly includes such matters as the strategic planning process, identification and management of the principal risks, succession planning, communications policy, internal controls and corporate governance. To support it in its supervisory role, the Board expects management, among other things, to:

			•	undertake an ongoing review of the Company's strategies and their implementation;
			•	present a comprehensive annual strategic plan and operating budget, and regularly report on the Company's performance and results relative to that plan and budget;
•
report regularly on the Company's activities, results obtained, progress achieved, business opportunities which may arise and difficulties encountered, with a focus on matters of material consequence for the Company and its shareholders;
			•	implement systems to identify and manage the principal risks of the Company's activities; and
			•	implement and maintain appropriate systems of internal control.
	The Board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	X
The Board approves, in connection with the approval of the Company's annual budget and otherwise from time to time, the corporate objectives which the CEO is responsible for meeting, and assesses the CEO's performance in regards to these objectives.

12.
	The Board should implement structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities, or (ii) assign this responsibility to an outside director, sometimes referred to as the "lead director".	X
The Board can and does act independently of management. The positions of Chairman of the Board and CEO are separate and held by two different persons.

The Chairman of the Board is not a member of management.

	The chair or lead director should ensure that the Board carries out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning responsibility for administering the Board's relationship to management to a committee of the Board.	X	At the end of every Board meeting, the Chairman of the Board chairs a meeting of unrelated directors.

During any meeting of the Board and its committees, any unrelated director may request that members of management not be present for all or part of the meeting.

13.	The Audit Committee should be composed entirely of unrelated directors.	X	The Audit Committee is composed entirely of unrelated directors.
	All of the members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise.	X	All members of the Audit Committee are financially literate and at least one member has accounting or related financial expertise.
	The Board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise".	X	In considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand financial statements.

In considering criteria for determinations of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals' financial sophistication, including being or having been a Chief Executive Officer, Chief Financial Officer or other senior officer of an entity with financial oversight responsibilities.

The Board should adopt a charter for the Audit Committee which sets out roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.
A charter of the Audit Committee was specifically approved by a Board resolution. The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the external auditors' qualifications and independence, the performance of the Company's internal accounting function and of the external auditors, the adequacy and effectiveness of internal controls, the effectiveness of risks control and compliance with legal and regulatory matters. The following paragraphs of this Item 13 are components of the Audit Committee charter.

Subject to the powers of the shareholders under the Companies Act (Québec) to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to approve their remuneration.

The Audit Committee, with the Board, is directly responsible for the oversight of the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

The Audit Committee has the sole authority to approve all audit engagement fees and terms as well as the provision of all services other than audit services legally permissible to be provided by the external auditors.

The Audit Committee is responsible for reviewing the independence of the external auditors, including reviewing relationships between the external auditors and the Company which may impact on their independence.
The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management's response.
The Audit Committee charter also includes the receipt and review of all complaints concerning accounting, auditing or procedures matters submitted by any employee.
Among other things, the Audit Committee reviews:
• quarterly and annual audited financial statements, the annual report, management's discussion and analysis and management's assessment on internal controls;
• any significant issues reported by the external auditors function and management's responses to any such reports;

• any related party transaction, for approval; and
• all documents raising material issues regarding the Company's financial statements or accounting policies.
The Audit Committee also reviews and discusses with the CEO and CFO, the procedure for the certification of the Company's audited annual financial statements.
	The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	X	The Audit Committee charter provides that the Committee meets separately with the external auditors, and management, to discuss and review specific issues as appropriate.

	The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	X
The Audit Committee meets with the President and CEO, the Vice President, Finance and CFO, the Corporate Controller and the Vice President, Legal Affairs and Corporate Secretary to assess the adequacy and effectiveness of these systems of internal control.

14.
	The Board should implement a system to enable an individual director to engage an outside advisor, at the Company's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	X	Directors may, at the expense of the Company, retain the services of such independent advisors as they may deem necessary or useful in carrying out their mandate.

LIST OF EXHIBITS

The following documents are attached to this Form 40-F:

99.1
Certification of Louis P. Gignac, President and Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002;

99.2
Certification of Bryan A. Coates, Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002;

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS
Table of Contents
List of Maps and Tables
Special Note Regarding Forward-looking Statements
Glossary
Conversion Table
Item I Name and Incorporation
Item II Intercorporate Relationships
Cambior's Corporate Structure
Cambior's Mines and Projects — Location
Item III General Development of the Business
Item IV Narrative Description of the Business
Item V Selected Consolidated Financial Information
Item VI Management's Discussion and Analysis
Item VII Market for Securities
Item VIII Directors and Officers
Item IX Additional Information
MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING
AUDITORS' REPORT
COMMENTS BY AUDITORS
CONSOLIDATED OPERATIONS Years ended December 31 (In Thousands of United States Dollars, Except for Amounts per Share)
CONSOLIDATED CONTRIBUTED SURPLUS AND DEFICIT Years ended December 31 (In Thousands of United States Dollars)
CONSOLIDATED CASH FLOWS Years Ended December 31 (In Thousands of United States Dollars)
CONSOLIDATED BALANCE SHEETS As at DECEMBER 31 (In Thousands of United States Dollars)
CAMBIOR INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Voting Information
Election of Directors
Executive Compensation
SUMMARY COMPENSATION TABLE
OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
PENSION PLAN TABLE ESTIMATED TOTAL ANNUAL BENEFIT ON RETIREMENT
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS
Corporate Governance and Human Resources Committee— Report on Executive Compensation
Compensation of Directors
Liability Insurance
Interest of Management and Others in Material Transactions
Statement of Corporate Governance Practices
Performance Graph
FIVE-YEAR CUMULATIVE TOTAL RETURN December 31, 1997—December 31, 2002
Appointment of Auditors
Approval of the Board of Directors
SCHEDULE A—Statement of corporate governance practices
LIST OF EXHIBITS