Form 40-F
period 2003-12-31
CAMBIOR INC
filed 2004-05-20
CIK 922354

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

Form 40-F

[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 12(a) OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.	Commission File No. 1-13056

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

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

December 31, 2003: 240,842,171

Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ___             No    X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X                No ____

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

Material included in this Form 40-F:

  Annual Information Form for the year ended December 31, 2003;

  Management's Discussion and Analysis of financial condition and results of operation included in the Annual Report for the year ended December 31, 2003;

  Audited Consolidated Financial Statements for the year ended December 31, 2003 together with the Auditors' report thereon;

  Information Circular provided in connection with the solicitation of proxies by the management of Cambior Inc. for use at the Annual General Meeting of Shareholders held on May 12, 2004.

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

LIST OF EXHIBITS

The following documents are attached to this Form 40-F:

Exhibit 31.1   Certification of Louis P. Gignac, President and Chief Executive Officer, pursuant to Section 302 of the Sarbane-Oxley Act of 2002;

Exhibit 31.2   Certification of Bryan A. Coates, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbane-Oxley Act of 2002;

Exhibit 32.1   Certification of Louis P. Gignac, President and Chief Executive Officer, pursuant to Section 906 of the Sarbane-Oxley Act of 2002;

Exhibit 32.2   Certification of Bryan A. Coates, Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbane-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Cambior Inc.

By	/s/ Lucie Desjardins
Lucie Desjardins,
Corporate Secretary

Date	May 17, 2004