Form 40-F
period 2004-12-31
CAMBIOR INC
filed 2005-03-31
CIK 922354

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

Form 40-F

[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 12(a) OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.	Commission File No. 1-13056

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

December 31, 2004: 274,187,795

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

Material included in this Form 40-F:

  Annual Information Form for the year ended December 31, 2004;

  Management's Discussion and Analysis of financial condition and results of operation included in the Annual Report for the year ended December 31, 2004;

  Audited Consolidated Financial Statements for the year ended December 31, 2004 together with the Auditors' report thereon;

  Information Circular provided in connection with the solicitation of proxies by the management of Cambior Inc. for use at the Annual General and Special Meeting of Shareholders to be held on May 12, 2005.

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

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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

Registrant	Cambior Inc.

By	/s/ Lucie Desjardins
Lucie Desjardins,
Corporate Secretary

Date	March 29, 2005