Form 40-F/A
period 2004-12-31
CAMBIOR INC
filed 2005-12-22
CIK 922354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 40-F/A
AMENDMENT No. 1

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

RL&F Service Corp., One Rodney Square, 10th Floor, 10th and King Streets
Wilmington, DE 19801 Telephone: (302) 651-7642 Attention: Mark J. Gentile
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
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form                         [ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 274,187,795

Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes __         No   X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   X           No ___

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 40-F/A for the year ended December 31, 2004 ("Amended 40-F") of Cambior Inc. (the "Registrant") amends the Registrant's annual report on Form 40-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission as of March 31, 2005 ("40-F") as follows: (1) Item B.6.(b), "Disclosure Controls and Procedures" is amended and restated in its entirety; and (2) the consent of the Registrant's independent registered public accounting firm is filed herewith. Except as set forth above, this Amended 40-F does not otherwise modify the 40-F.

UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS

A.             Undertaking.

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

B.             Consent to Service of Process.

Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on April 26, 1994.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

As of December 31, 2004, an evaluation was carried out under the supervision of and with the participation of Cambior's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of Cambior's disclosure controls and procedures (as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934). Based on that evaluation, Cambior's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Cambior's disclosure controls and procedures were effective. No changes were made in Cambior's internal control over financial reporting during the year ended December 31, 2004 that materially affected, or are reasonably likely to materially affect, Cambior's internal control over financial reporting.

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

CAMBIOR INC.
(Registrant)

Date: December 22, 2005	By: /s/ Lucie Desjardins
Lucie Desjardins
Corporate Secretary

EXHIBIT INDEX

1.*	Annual Information Form for the year ended December 31, 2004.

2. *	Management's Discussion and Analysis of financial condition and results of operation included in the Annual Report for the year ended December 31, 2004.

3.*	Audited Consolidated Financial Statements for the year ended December 31, 2004 together with the Auditors' report thereon.

4. *	Information Circular provided in connection with the solicitation of proxies by the management of Cambior Inc. for use at the Annual General and Special Meeting of Shareholders held on May 12, 2005.

5.**	Consent of Raymond Chabot Grant Thornton dated December 21, 2005.

6.**	Certificate of Louis P. Gignac required by Rule 13a-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

7.**	Certificate of Bryan A. Coates required by Rule 13a-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

8.**	Certificate of Louis P. Gignac required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

9.**	Certificate of Bryan A. Coates required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

*	Previously filed in the Registrant's annual report on Form 40-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission as of March 31, 2005.

**	Filed herewith.

Raymond Chabot Grant Thornton LLP
Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation of our report, dated February 17, 2005, with respect to the consolidated financial statements of Cambior Inc. as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, which report is included in this Annual Report on Form 40-F.

/s/ Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montréal, Canada
December 21, 2005

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Member of Grant Thornton International

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
REQUIRED BY RULE 13A-14(A) PURSUANT TO SECTION 302 OF THE
U.S. SARBANES-OXLEY ACT OF 2002

I, Louis P. Gignac, principal executive officer of Cambior Inc. (the "Registrant"), certify that:

1.   I have reviewed this Amendment No. 1 to the annual report on Form 40-F/A of the Registrant;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

4. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: December 22, 2005	By: /s/ Louis Gignac
Louis P. Gignac
President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER
REQUIRED BY RULE 13A-14(A) PURSUANT TO SECTION 302 OF THE
U.S. SARBANES-OXLEY ACT OF 2002

I, Bryan A. Coates, principal financial officer of Cambior Inc. (the "Registrant"), certify that:

1.   I have reviewed this Amendment No. 1 to the annual report on Form 40-F/A of the Registrant;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

4. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: December 22, 2005	By: /s/ Bryan Coates
Bryan A. Coates
Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Cambior Inc. (the "Registrant") is filing with the United States Securities and Exchange Commission on the date hereof this Amendment No. 1 to its annual report on Form 40-F/A for the fiscal year ended December 31, 2004 (the "Report").

I, Louis P. Gignac, President and Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes Oxley Act of 2002, that to the best of my knowledge:

(i)  the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: December 22, 2005	By:/s/ Louis Gignac
Louis P. Gignac
President and Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Cambior Inc. (the "Registrant") is filing with the United States Securities and Exchange Commission on the date hereof this Amendment No. 1 to its annual report on Form 40-F/A for the fiscal year ended December 31, 2004 (the "Report").

I, Bryan A. Coates, Vice President and Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes Oxley Act of 2002, that to the best of my knowledge:

(i)  the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: December 22, 2005	By:/s/ Bryan Coates
Bryan A. Coates
Vice President and Chief Financial Officer