Form 40-F
period 2005-12-31
CAMBIOR INC
filed 2006-03-31
CIK 922354

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ____________________

Form 40-F

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 12(a) OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.	Commission File No. 1-13056

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

December 31, 2005: 274,598,470

        Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____            No    X

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

As of December 31, 2005, an evaluation was carried out under the supervision of and with the participation of Cambior's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of Cambior's disclosure controls and procedures (as defined in Rule 13a-15 under the U.S. Securities and Exchange Act of 1934). Based on that evaluation, Cambior's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Cambior's disclosure controls and procedures were effective. No changes were made in Cambior's internal control over financial reporting during the year ended December 31, 2005 that materially affected, or are reasonably likely to materially affect, Cambior's internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE

The disclosure provided under "Audit Committee" on pages 65 through 69 of Exhibit 1, Cambior's Annual Information Form for the year ended December 31, 2005, is incorporated by reference herein. Cambior has a separately-designated standing audit committee. The Audit Committee Charter is attached to the aforementioned Annual Information Form as Schedule A.

CODE OF ETHICS

Cambior has adopted a code of ethics entitled "Specific Code of Ethics Governing Financial Reporting Officers" (the "Specific Code of Ethics") which complies with the requirements of the Sarbanes-Oxley Act of 2002. The Specific Code of Ethics applies to the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer, the Corporate Controller and any other person performing similar functions. The Company has also adopted Cambior's Code of Ethics which establishes guidelines setting forth the ethical behavior required from every director, officer and employee. The Specific Code of Ethics and Cambior's Code of Ethics are available on Cambior's Website at www.cambior.com. A copy may also be requested, free of charge, by communicating with Cambior's Investors Relations Services by e-mail at info@cambior.com, by fax at (450) 677-3382 or by phone at 1-866-554-0554.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under "External Auditor Services Fees" on pages 68 through 69 of Exhibit 1, Cambior's Annual Information Form for the year ended December 31, 2005, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under "Policies and Procedures for the Engagement of Audit and Non-Audit Services" on pages 67 through 68 of Exhibit 1, Cambior's Annual Information Form for the year ended December 31, 2005, is incorporated by reference herein. Audit services and audit-related fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(A) or paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under "Off Balance-Sheet Transactions" on page 32 of Exhibit 2, Management's Discussion and Analysis of financial condition and results of operations included in the Annual Report for the year ended December 31, 2005, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure regarding "Contractual Obligations" provided under "Consolidated Balance Sheets" on page 29 of Exhibit 2, Management's Discussion and Analysis of financial condition and results of operations included in the Annual Report for the year ended December 31, 2005, is incorporated by reference herein.

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

Registrant: Cambior Inc.

By: /s/ Lucie Desjardins
Lucie Desjardins,
Corporate Secretary

Date: March 31, 2006

EXHIBIT INDEX

1.	Annual Information Form for the year ended December 31, 2005.

2.	Management's Discussion and Analysis of financial condition and results of operation included in the Annual Report for the year ended December 31, 2005.

3.	Audited Consolidated Financial Statements for the year ended December 31, 2005 together with the Auditors' report thereon.

4.

Information Circular provided in connection with the solicitation of proxies by the management of Cambior Inc. for use at the Annual General and Special Meeting of Shareholders to be held on May 3, 2006.

5.	Consent of Raymond Chabot Grant Thornton dated March 29, 2006.

6.	Certificate of Louis Gignac required by Rule 13a-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

7.	Certificate of Bryan A. Coates required by Rule 13a-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

8.	Certificate of Louis Gignac required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

9.	Certificate of Bryan A. Coates required pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

10.	Shareholders' Rights Plan effective as of November 4, 2005 and subject to ratification by the shareholders at their Annual General and Special Meeting to be held on May 3, 2006.